    As filed with the Securities and Exchange Commission on January 4, 2002
                         Registration No.____________

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM S-4

                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933


                            HelpMate Robotics, Inc.
            (Exact Name of Registrant as specified in its Charter)


        Connecticut                                         06-1110906
 (State or other jurisdiction                            (I.R.S. Employer
     of incorporation)                                Identification Number)


                             22 Shelter Rock Lane
                          Danbury, Connecticut 06810
                                (203) 798-8988
         (Address, including Zip Code, and Telephone Number, including
            Area Code, of Registrant's Principal Executive Offices)

                             Joseph F. Engelberger
                             22 Shelter Rock Lane
                          Danbury, Connecticut 06810

      (Name, Address, Including Zip Code, And Telephone Number, Including
                       Area Code, Of Agent For Service)

                                  Copies To:

             Robert M. Mule', Esq.               Randy Lubinsky, CEO
             Reid and Riege, P.C.                PainCare, Inc.
             One State Street                    37 North Orange Ave
             Hartford, CT 06103                  Suite 500
                                                 Orlando, Florida 32801

                          --------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective and certain other conditions under the Merger Agreement are met or waived.

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] _______

                          --------------------------


                                                      CALCULATION OF REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------------------
  Title of each class of          Amount to be           Proposed Maximum          Proposed Maximum              Amount of
     Securities to be             Registered(1)          Offering Price Per        Aggregate Offering       Registration Fee (2)
       Registered                                              Share                   Price(2)
---------------------------------------------------------------------------------------------------------------------------------
Common Stock, no par
 value per share                 13,314,816                $_________                $7,385,728                 $1,765.19
---------------------------------------------------------------------------------------------------------------------------------

(1) Based upon (a) the actual number of shares of common stock of the Registrant issuable in the merger described herein to shareholders of PainCare, Inc., (b) the number of shares of common stock of the Registrant issuable upon exercise of presently exercisable options, warrants and convertible notes described herein, and (c) the number of shares of common stock of the Registrant issuable upon exercise of unvested options and contingent shares and convertible notes described herein .

(2) Estimated solely for the purpose of calculating the registration fee pursuant to (a) Rule 457(f)(2) under the Securities Act of 1933, as amended, with respect to the actual number of common shares of the Registrant issued to the shareholders of PainCare, Inc. ("PainCare") and based upon the book value of PainCare computed as of September 30, 2001 (the latest practicable date prior to the date of filing this Registration Statement); (b) Rule 457(g) under the Securities Act of 1933, as amended, with respect to the actual number of common shares of the Registrant issuable upon exercise of presently exercisable warrants and convertible notes of PainCare and based upon the price at which the warrants and convertible notes may be exercised; and (c) Rule 457(h)(1) under the Securities Act of 1933, as amended, with respect to the actual number of common shares of the Registrant issuable upon exercise of presently exercisable options of PainCare and based upon the price at which the options may be exercised.

                              -------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                            NOTICE TO SHAREHOLDERS
                              OF PROPOSED MERGER

To the Shareholders of HelpMate Robotics Inc. ("HelpMate") and PainCare, Inc. ("PainCare"):

     The boards of directors of HelpMate and PainCare have approved an Agreement and Plan of Reorganization that will result in the merger of HelpMate Robotics Subsidiary, Inc. ("HelpMate Sub"), a wholly owned subsidiary of HelpMate formed specifically for this transaction, with and into PainCare, with PainCare continuing the combined operations as the surviving entity.

     If the merger is completed:

     HelpMate will have undertaken a 22.19 to 1 reverse stock split thereby reducing its issued and outstanding common shares to 900,000;

     The HelpMate shareholders will continue to own their existing shares of HelpMate common stock;

     In connection with the sale of substantially all of HelpMate's assets to Pyxis Corporation on December 30, 1999, a portion of the purchase price due from Pyxis, or $1,250,000, was held in escrow by Bank One Trust Company, N.A. (the "Pyxis Escrow Agent") to satisfy potential indemnification claims of Pyxis Corporation and certain payment obligations of HelpMate (the "Holdback Amount"). Subject to previous distributions from the Escrow Amount, and to indemnification claims made by Pyxis Corporation, if any, the balance of the Holdback Amount will be released from escrow on or shortly after December 30, 2001. HelpMate and PainCare have agreed that at the time of the merger HelpMate will have cash on hand, net of amounts reserved to satisfy outstanding obligations, if any (the "HelpMate Cash") equal to $300,000 (or a lesser amount if the merger does not occur by February 28, 2002), and that any shortfall (the "Shortfall") in the HelpMate Cash from the amount agreed upon will be made up from the Holdback Amount when it is released from escrow. Other than the amount necessary to make up any such Shortfall, PainCare has relinquished all rights to the Holdback Amount.

     Holders of PainCare common stock will be entitled to receive up to an aggregate of 7,600,000 shares of HelpMate common stock at a conversion rate of one (1) share of HelpMate common stock for each one share of PainCare common stock surrendered;

     Holders of options, warrants and convertible notes to purchase shares of PainCare common stock will be entitled to receive options, warrants and convertible notes, as the case may be, to purchase shares of HelpMate common stock at an exchange rate of one (1) for one (1) and HelpMate will assume PainCare's 2000 Stock Option Plan and PainCare's 2001 Stock Option Plan.

     Immediately after the merger, PainCare security holders will own 11,789,816 shares or approximately 93% of the outstanding HelpMate common stock, assuming the exercise or conversion of all issued and outstanding PainCare options, warrants and convertible notes as of December 1, 2001, including the 1,525,000 shares related to certain contingent payments, to be assumed by HelpMate in the merger. HelpMate common stock is quoted on the Over-the-Counter Bulletin Board National Market under the symbol "HELP."

     THE MERGER CAN BE AND MAY BE COMPLETED WITHOUT THE SHAREHOLDERS OF PAINCARE OR THE SHAREHOLDERS OF HELPMATE VOTING ON THE APPROVAL OF THE MERGER AGREEMENT AND THE ISSUANCE OF HELPMATE COMMON STOCK, AND THE ASSUMPTION OF OPTIONS, WARRANTS AND CONVERTIBLE NOTES PURSUANT TO THE MERGER AGREEMENT.

     This document provides you with detailed information about the proposed merger. We encourage you to read this entire document carefully. IN PARTICULAR, PLEASE SEE THE SECTION ENTITLED 'RISK FACTORS' BEGINNING ON PAGE 14 OF THIS DOCUMENT FOR A DISCUSSION OF RISKS ASSOCIATED WITH THE MERGER.

     NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE HELPMATE COMMON STOCK TO BE ISSUED IN THE MERGER OR DETERMINED IF THIS JOINT REGISTRATION STATEMENT IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     The date of this registration statement is January 4, 2002.

                            ADDITIONAL INFORMATION

     This registration statement incorporates documents by reference which are not presented herein or delivered herewith. These documents are available upon request from:


  Joseph F. Engelberger                    Randy Lubinsky
  President and Chief Executive Officer    Chief Executive Officer
  HelpMate Robotics, Inc.                  PainCare, Inc.
  22 Shelter Rock Lane                     37 North Orange Avenue, Ste. 500
  Danbury, Connecticut 06810               Orlando, FL 32801
  (203) 798-8988                           (407) 926-6615

  In order to ensure timely delivery of the documents, any request should be made by February 15, 2002.

                               TABLE OF CONTENTS

Questions and Answers About The Special Meetings and The Merger....................................   1
SUMMARY............................................................................................   3
 The Companies.....................................................................................   3
 The Merger........................................................................................   6
 No Votes Required.................................................................................   6
 What Holders of Paincare Securities will Receive in the Merger....................................   6
 Conditions to Completion of the Merger............................................................   7
 Termination of The Merger Agreement...............................................................   8
 Interests of Executive Officers and Directors of PainCare.........................................   8
 Accounting Treatment..............................................................................   9
 Material United States Federal Income Tax Consideration...........................................   9
 Risks of the Merger...............................................................................   9
 Helpmate Price Information........................................................................   9
 Forward-Looking Statements May Prove Inaccurate...................................................  10
 Selected Historical Consolidated Financial Information of Helpmate................................  10
 Selected Historical Financial Information of PainCare.............................................  11
 Summary Unaudited Pro Forma Information...........................................................  12
 Comparative Per Share Data........................................................................  13
RISK FACTORS.......................................................................................  14
 Risks Relating to the Merger......................................................................  14
 Risk Factors Relating to Helpmate.................................................................  17
OUTSTANDING OPTIONS AND OTHER RIGHTS...............................................................  19
 Risk Factors Relating to PainCare.................................................................  20
Cautionary Statement Concerning Forward Looking Statements.........................................  30
MARKET PRICE AND DIVIDEND INFORMATION..............................................................  31
 Market Price Information..........................................................................  31
 We Urge PainCare Shareholders To Obtain A Current Market Quotation For Helpmate Common Stock......  32
Dividend Information...............................................................................  32
No Dissenters' Rights..............................................................................  32
THE MERGER.........................................................................................  32
 Background Of The Merger..........................................................................  32
RECOMMENDATION OF HELPMATE'S BOARD OF DIRECTORS AND HELPMATE'S REASONS FOR THE MERGER..............  34
RECOMMENDATION OF THE BOARD OF DIRECTORS OF PAINCARE; PAINCARE'S REASONS FOR THE MERGER............  35
 Interests Of Executive Officers And Directors Of PainCare In The Merger...........................  37
 Stock Options.....................................................................................  38
 Warrants..........................................................................................  38
 Accounting Treatment Of The Merger................................................................  39
 Form Of Merger....................................................................................  39
 Merger Consideration..............................................................................  39
EFFECTIVE TIME OF THE MERGER.......................................................................  39

 Material United States Federal Income Tax Considerations..........................................  39
 No Right of Shareholders to Dissent...............................................................  41
 Resale of Helpmate Common Stock Issued in Connection with The Merger..............................  41
THE MERGER AGREEMENT...............................................................................  41
 The Merger........................................................................................  42
 Consideration.....................................................................................  42
 Conversion of Shares..............................................................................  42
 Treatment of PainCare Stock Options...............................................................  42
 Treatment of PainCare Warrants....................................................................  43
 Treatment of PainCare Outstanding Promissory Notes................................................  43
 Exchange of Stock Certificates....................................................................  43
 Representations and Warranties....................................................................  44
 Certain Covenants.................................................................................  45
 Expenses..........................................................................................  45
 Related Matters after the Merger..................................................................  46
 Indemnification...................................................................................  46
 Conditions to Obligations to Effect Merger........................................................  46
 Termination.......................................................................................  49
 Amendment and Waiver..............................................................................  49
OTHER AGREEMENTS...................................................................................  49
 Employment Agreement and Offer Letters of Employment..............................................  49
INFORMATION CONCERNING HELPMATE....................................................................  50
Business...........................................................................................  50
 Management's Discussion and Analysis or Plan of Operation.........................................  53
 Liquidity and Capital Resources...................................................................  53
 Results of Continuing Operations..................................................................  53
 Recently Issued Accounting Standards..............................................................  54
 Management........................................................................................  54
 Helpmate Summary of Compensation in Fiscal 2000, 1999, and 1998...................................  54
SUMMARY COMPENSATION TABLE.........................................................................  54
 Helpmate Option Grants in 2000....................................................................  55
 Aggregated Option Exercises in 2000 and Year-End Option Values....................................  55
 Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values.................  55
 Employment Contracts, Termination of Employment and Change-In-Control.............................  56
 Arrangements......................................................................................  56
 Compensation of Directors.........................................................................  56
 Certain Transactions..............................................................................  57
INFORMATION CONCERNING PAINCARE....................................................................  57
 Business..........................................................................................  57
 Overview..........................................................................................  59
 PainCare Products and Services....................................................................  61
 Sales and Marketing...............................................................................  62
 Product Development...............................................................................  62
 Competition.......................................................................................  62
 Employees.........................................................................................  63
 Legal Proceedings.................................................................................  63

 Facilities........................................................................................    63
 PainCare Management's Discussion and Analysis of Financial Condition and Results of Operations....    63
 PainCare Management...............................................................................    66
 Director Compensation.............................................................................    68
 Executive Compensation............................................................................    68
 Employment Contracts and Change in Control Arrangements...........................................    70
STOCK PLANS........................................................................................    70
PAINCARE CERTAIN TRANSACTIONS......................................................................    70
UNAUDITED PRO FORMA FINANCIAL STATEMENTS...........................................................    71
UNAUDITED PRO FORMA BALANCE SHEET AS OF SEPTEMBER 30, 2001.........................................    72
UNAUDITED PRO FORMA STATEMENT OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001...........    73
UNAUDITED PRO FORMA STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2000...................    74
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL HOLDERS AND MANAGEMENT OF HELPMATE........................    75
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL HOLDERS AND MANAGEMENT OF PAINCARE........................    76
 Stock Ownership of Certain Beneficial Owners and Management.......................................    76
 Security Ownership of Certain Beneficial Holders and Management of Helpmate following the Merger..    78
DESCRIPTION OF HELPMATE CAPITAL STOCK..............................................................    78
 General...........................................................................................    78
 Helpmate Common Stock.............................................................................    79
COMPARISON OF SHAREHOLDER RIGHTS...................................................................    79
 General...........................................................................................    79
 Capitalization....................................................................................    79
 Number and Classification of Directors............................................................    79
 Removal of Directors..............................................................................    80
 Filling Vacancies on the Board of Directors.......................................................    80
 Charter Amendments................................................................................    80
 Amendments to Bylaws..............................................................................    80
 Action by Written Consent.........................................................................    81
 Notice Of Shareholder Meetings....................................................................    81
 Right To Call Special Meeting Of Shareholders.....................................................    81
 Limitation Of Personal Liability Of Directors.....................................................    81
 Dividends.........................................................................................    82
 Conversion........................................................................................    82
 Liquidation.......................................................................................    82
LEGAL MATTERS......................................................................................    82
EXPERTS............................................................................................    82
INCORPORATION BY REFERENCE.........................................................................    83
WHERE YOU CAN FIND MORE INFORMATION................................................................    83
INDEX TO FINANCIAL STATEMENTS......................................................................    85
PART II INFORMATION NOT REQUIRED IN PROSPECTUS.....................................................  II-1
SIGNATURES.........................................................................................  II-2
INDEX TO EXHIBITS..................................................................................  II-3

                        QUESTIONS AND ANSWERS ABOUT THE
                        SPECIAL MEETINGS AND THE MERGER

Q. WHY ARE HELPMATE AND PAINCARE PROPOSING TO MERGE HELPMATE SUB INTO PAINCARE?

A. HelpMate and PainCare are proposing to merge HelpMate Sub into PainCare for a number of reasons, including the following:

   Since the sale of its business to Pyxis, HelpMate has been looking to acquire or merge with another company that would have the potential to increase stockholder value for its shareholders.

   PainCare desires to be a public company which would provide it with the potential to raise additional capital, grow and expand its business, and acquire new businesses that would have the potential to increase stockholder value for its shareholders.

   Management of both HelpMate and PainCare believes that this business combination has the potential to satisfy the collective concerns.

Q. WHAT WILL PAINCARE SECURITY HOLDERS RECEIVE IN THE MERGER?

A. If the merger is completed, holders of outstanding PainCare common stock, options, warrants and convertible notes will receive 11,789,816 shares or approximately 93% of HelpMate common stock, assuming the exercise or conversion of all issued and outstanding PainCare options, warrants and convertible notes as of December 1, 2001, including the 1,525,000 shares related to certain contingent payments, to be assumed by HelpMate in the merger.

Q. WHAT IF THE MERGER IS NOT COMPLETED?

A. It is possible the merger will not be completed. This might happen if, for example, the Securities and Exchange Commission does not declare this Registration Statement effective on or before February 28, 2002. Should that occur, neither HelpMate nor PainCare is under any obligation to make or consider any alternative proposal regarding the purchase of stock held by PainCare shareholders and neither party will owe the other party any fees or reimbursement of any expenses.

Q. VOTING OF BOARD OF DIRECTORS?

A. After careful consideration, the PainCare board of directors has unanimously approved the merger and the merger agreement, the 22.19 to 1 reverse stock split by HelpMate, the issuance of HelpMate common stock pursuant to the merger agreement, the Holdback distribution and the appointment of the new officers and directors of Post-Merger HelpMate.

Q. AS A HELPMATE SHAREHOLDER, HOW DOES THIS PROPOSED MERGER EFFECT ANY RIGHTS I MAY HAVE WITH RESPECT TO THE CASH RECEIVED FROM THE PYXIS TRANSACTION WHICH IS PRESENTLY BEING HELD IN ESCROW?

A. A portion of the purchase price due from Pyxis, or $1,250,000, is held in escrow by Bank One Trust Company, N.A. to satisfy certain payment obligations of HelpMate, and potential indemnification claims of Pyxis Corporation. Subject to previous distributions made from the

   Holdback Amount, and to indemnification claims made by Pyxis Corp., if any, the balance of the Holdback Amount will be released from escrow on or shortly after December 30, 2001. HelpMate and PainCare have agreed that at the time of the merger HelpMate will have cash on hand net of amounts reserved to satisfy outstanding obligations, if any ("HelpMate Cash") equal to $300,000 (or a lesser amount if the merger does not occur by February 28, 2002), and that any shortfall in the HelpMate Cash from the amount agreed upon will be made up from the Holdback Amount when it is released from escrow. Other than the amount necessary to make up any such shortfall, PainCare has relinquished all rights to the Holdback Amount.

Q. VOTING OF BOARD OF DIRECTORS?

   After careful consideration, the HelpMate board of directors has unanimously approved the merger, the merger agreement, the 22.19 to 1 reverse stock split, the issuance of HelpMate common stock pursuant to the merger agreement and the appointment of the new officers and directors of Post-Merger HelpMate.

Q. AM I ENTITLED AS A SHAREHOLDER OF HELPMATE OR PAINCARE TO VOTE ON THE MERGER?

A. No, neither the HelpMate shareholders or the PainCare shareholders are provided any such rights under either the Connecticut Business Corporation Act or the Revised Nevada Statutes nor do the bylaws or articles of incorporation of either company grant any such rights.

Q. SHOULD PAINCARE SHAREHOLDERS SEND IN THEIR STOCK CERTIFICATES NOW?

A. No. After the merger is completed, PainCare shareholders will receive written instructions for exchanging PainCare stock certificates. Please do not send in your stock certificates until you receive such notice.

Q. WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED?

A. We expect to complete the merger in the first quarter of 2002.

Q. WHO CAN HELP ANSWER MY QUESTIONS?

A. If you have any questions about the merger, you should contact:

 FOR HELPMATE SHAREHOLDERS:                 FOR PAINCARE SHAREHOLDERS:

HelpMate Robotics, Inc.                     PainCare, Inc.
22 Shelter Rock Lane                        37 North Orange Ave., Ste. 500
Danbury, Connecticut 06810                  Orlando, FL 32801
Attention: Joseph F. Engelberger            Attention: Randy Lubinsky
President and Chief Executive Officer       Chief Executive Officer
(203) 798-8988                              (407) 926-6615

                                    SUMMARY

     This summary highlights selected information from this document and may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should read carefully this entire document and the documents to which we have referred you. See "Where You Can Find More Information" on page
83. We have included page references parenthetically to direct you to a more complete description of the topics in this summary.

                                 THE COMPANIES
                             (SEE PAGES 50 AND 57)

HELPMATE ROBOTICS, INC.
22 SHELTER ROCK LANE
DANBURY, CONNECTICUT 06810
(203) 798-8988

     HelpMate was incorporated in State of Connecticut in May, 1984. Prior to the sale of its business in December 1999, HelpMate was primarily engaged in the design, manufacture, and sale of HelpMate's flagship product, the HelpMate's courier system, a trackless robotic courier used primarily in the health care industry to transport materials.

     On December 30, 1999, HelpMate completed the sale for $12.5 million in cash (the "Sale") to Pyxis Corporation ("Pyxis") of substantially all of HelpMate's assets and the assumption by Pyxis of specified liabilities of HelpMate pursuant to the Asset Purchase Agreement between HelpMate and Pyxis dated as of November 14, 1999. In connection with the Pyxis transaction, a portion of the purchase price, or $1,250,000, is held in escrow by Bank One Trust Company, N.A. to satisfy certain payment obligations of HelpMate, and potential indemnification claims of Pyxis (the "Holdback Amount"). Subject to previous distributions made from the Holdback Amount, and to any indemnification claims made by Pyxis, the balance of the Holdback Amount will be released to HelpMate on December 30, 2001, or shortly thereafter.

     Following the Sale, HelpMate's business plan has been to effect a business combination with an operating business, such as PainCare, which HelpMate believes has potential to increase stockholder value.

     The HelpMate's business and principal office is located at 22 Shelter Rock Lane, Danbury, Connecticut 06810, and its telephone number is 203-798-8988.

PAINCARE, INC.
37 NORTH ORANGE AVENUE
SUITE 500
ORLANDO, FLORIDA 32801
(407) 926-4033

     PainCare was incorporated in the State of Nevada on February 19, 1997, under the name of Hi-Profile Corporation. On February 2, 1998, the Hi-Profile Corporation changed its name to Wireless Marketing, Inc., but did not commence any operations. On March 30, 2000, FloorNation, Inc., a Florida corporation, agreed to exchange shares with Wireless Marketing shareholders. In connection with such transaction, FloorNation raised approximately $300,000 in equity in a private placement pursuant to Rule 506, Regulation D of the Securities Act of 1933. On March 30, 2000, FloorNation exchanged all outstanding shares of FloorNation common stock for 12,650,000 shares of Wireless Marketing in a business combination accounted for as a reverse merger. In connection with the transaction, Wireless Marketing changed its name to FloorNation, Inc.

       FloorNation, Inc. was organized and consummated the stock exchange with Wireless Marketing for the purpose of establishing a network of floor covering operations. FloorNation was unsuccessful in getting its floor covering business operations started and on July 31, 2000 underwent a corporate reorganization. The Chairman of the Board and Chief Executive Officer of FloorNation resigned and the company received and cancelled 10,273,143 shares of common stock from various shareholders. Randy Lubinsky was appointed Chief Executive Officer, President and Director, Mark Szporka was appointed Chief Financial Officer and Director, and the name of the Company was changed to PainCare, Inc.

     PainCare was reorganized in the fall of 2000 for the purpose of establishing a North American network of pain management, minimally invasive surgery and orthopedic rehabilitation centers. PainCare has developed its "Three Pillar" business approach to provide an integrated combination of products and services to patients seeking pain relief through Pain Management technologies, Minimally Invasive Spine Surgery (MIS) and Orthopedic Rehabilitation. MIS or "band-aid" surgery, is a specialized surgical technique based on currently available endoscopic technologies, which allows physicians to provide the most technically advanced treatment of back and neck pain in an outpatient environment. Orthopedic Rehabilitation is a comprehensive program that advances functional restoration of the musculoskeletal system utilizing state of the art computerized MedX medical exercise machines.

     On December 1, 2000, PainCare acquired 51% of the outstanding shares of Rothbart Pain Management Clinic Inc. ("Rothbart"). Rothbart was incorporated in Ontario, Canada in November, 1994. Rothbart is one of the largest providers of pain management services in Canada with over 14 pain management physicians practicing in its center. The terms of the purchase agreement called for PainCare to purchase 51% of the outstanding stock of Rothbart from certain shareholders in exchange for $510,000 in convertible debentures bearing interest at the rate of 7% per annum and a conversion feature equal to the fair market value of the outstanding shares of PainCare. The interest and principal on the convertible debentures will be paid over a three- year period in equal monthly installments. The shareholders of Rothbart may earn up to $510,000 in additional consideration based on the future earnings of Rothbart. If Rothbart achieves EBITDA of amounts ranging from $245,000 in the first year to $315,000 in the third year following the closing, the shareholders will receive $170,000 per year (or if less, the prorata portion thereof) in the form of PainCare common stock priced at the market value of such stock at the time it is earned. Upon consummation of the merger, HelpMate will assume the obligation to issue its shares upon a conversion of the debentures as well as the contingent purchase price obligations.

     On March 1, 2001, the remaining 49% of the outstanding shares of Rothbart was acquired from Naomi Investments Limited ("Naomi") in exchange for a $490,000 convertible debenture bearing interest at a rate of 7% per annum and a conversion feature equal to the market value of the outstanding shares of PainCare. The interest and principal on the convertible debenture will be paid over a three-year period in equal monthly installments. The Naomi shareholders may earn up to $490,000 in additional consideration based on the future earnings of Rothbart. If Rothbart achieves EBITDA of amounts ranging from $245,000 in the first year to $315,000 in the third year, the shareholders will receive $163,333 per year (or if less, the prorata portion thereof) in the form of PainCare common stock priced at the market value of such stock at the time it is earned. Upon consummation of the merger, HelpMate will assume the obligation to issue its shares upon a conversion of the debenture as well as the contingent purchase price obligations.

      On January 1, 2001, PainCare closed a merger pursuant to a merger agreement by and among PainCare, its wholly-owned subsidiary, PainCare Acquisition Company I, Inc. ("PNAC I"), and Advanced Orthopedics of South Florida, Inc.("AOSF"), a Florida corporation. AOSF is an orthopedic surgery, pain management and orthopedic rehabilitation center located in Lake Worth, Florida. AOSF is operated by Merrill Reuter, M.D., a board certified orthopedic surgeon who specializes in minimally invasive spine surgery. Pursuant to the merger agreement AOSF merged into PNAC I, a Florida corporation. In exchange for all of the capital stock of AOSF, the AOSF shareholders received 1,850,000 shares of common stock of PainCare priced at $1.00 per share, $75,000 in cash and $1,200,000 in convertible debentures bearing interest at a rate of 9% per annum and a conversion feature equal to $2.00 per share of PainCare common stock. The principal and interest on the convertible debentures will be paid monthly over four years in equal installments. In addition, Dr. Reuter may receive up to $1,050,000 in additional consideration based on the future earnings of AOSF. If AOSF achieves earnings before interest, taxes, depreciation and amortization ("EBITDA") of at least $400,000 for each of three years Dr. Reuter will receive equal annual installments of $350,000 (or if less, the prorata portion thereof) in the form of a convertible debenture. The terms of the convertible debenture are similar to those received by the AOSF shareholders at Closing, except the payments of the convertible debenture will be paid over three years instead of four. Dr. Reuter also received a ten-year employment agreement with an annual salary of $300,000 per year for the first five years and $500,000 per year for the next five years, plus incentives based on AOSF earnings. Upon consummation of the merger, HelpMate will assume the obligation to issue its shares upon a conversion of the debenture as well as the contingent purchase price obligations.

     PainCare Management Services, Inc. ("PCMS"), a wholly owned subsidiary of PainCare, entered into on March 1, 2001 a lease agreement with MedX 96, Inc. ("MedX"), whereby MedX will supply rehabilitation equipment to PCMS in exchange for 15% of the net revenues of PCMS. The mission of PCMS is to deliver a turnkey musculoskeletal rehabilitation program for select orthopedic surgeon practices. The program will advance functional restoration utilizing state of the art computerized MedX medical exercise machines. The goal of the rehabilitation program is to increase strength and range of motion, decrease pain levels and increase functional abilities, thus enhancing quality of life. On April 1, 2001, PCMS entered into an agreement with Ron Riewold to serve as Chief Executive Officer and President of PCMS.

     On August 31, 2001, PainCare consummated the closing of an Asset Purchase Agreement with Perry Haney, M.D., whereby PainCare acquired certain assets used by Dr. Haney in his pain management practice located in Aurora, Colorado. As consideration for these assets, Dr. Haney received 250,000 shares of PainCare common stock. In addition, on August 31, 2001, PainCare entered into a Business Management Agreement with SpineOne, P.C. ("SpineOne"), a Colorado professional corporation, and Colorado Musculoskeletal Center, Inc. ("CMCI"), a Colorado business corporation (collectively, the "Practice"). Both of these entities are owned by Perry Haney, M.D. The Management Agreement is for an initial period of five years, with automatic renewals of four successive five year periods thereafter. Pursuant to the Management Agreement, PainCare provides the Practice with various business, administrative and management services including support services, non-professional personnel, office space, management, administration, marketing, advertising, billing, collection, and financial record keeping services. As consideration for rendering such services PainCare receives a management fee of $125,000 per month.

                                  THE MERGER
                                 (SEE PAGE 32)

     Upon approval of this registration statement by the SEC, HelpMate Robotics Subsidiary, Inc. ("HelpMate Sub"), a wholly owned subsidiary of HelpMate will be merged with and into PainCare. PainCare will be the surviving corporation and the separate existence of HelpMate Sub will cease.

     The merger agreement is attached to this registration statement as, and incorporated herein by reference to, Annex A. We encourage you to read the merger agreement as it is the legal document that governs the merger.

                               NO VOTES REQUIRED
                             (SEE PAGES 34 AND 35)

HelpMate

     The merger, the merger agreement, the distribution of the Holdback Amount, and the reverse stock split, was approved by HelpMate's board of directors but does not require the approval of the HelpMate shareholders nor will such approval be solicited.

     As of December 31, 2001, HelpMate's directors and executive officers owned approximately 10% of the outstanding shares of HelpMate common stock.

     Effective as of January 4, 2002, all of Helpmate's Directors except for Joseph F. Engleberger have resigned in contemplation of the merger with PainCare.

PainCare

     Approval of the merger, the merger agreement, the reverse stock split, the issuance of the HelpMate common shares to the PainCare shareholders and the assumption of the PainCare Option Plans was approved by PainCare's board of directors but does not require the approval of the PainCare shareholders nor will such approval be solicited.

     As of December 31, 2001, directors and executive officers of PainCare and its subsidiaries owned approximately 46% of the outstanding shares of PainCare common stock.

       WHAT HOLDERS OF PAINCARE SHAREHOLDERS WILL RECEIVE IN THE MERGER
                                 (SEE PAGE 39)

     In the merger:

     Holders of PainCare common stock will be entitled to receive up to an aggregate of 7,600,000 shares of HelpMate common stock at a conversion rate of one (1) share of HelpMate common stock for each one share of PainCare common stock surrendered. As of December 31, 2001 there were 7,555,357 shares of PainCare's common stock issued and outstanding;

     Holders of options to purchase shares of PainCare common stock will be entitled to receive options to purchase 1,575,000 shares of HelpMate common stock at an exchange rate of 1:1 and HelpMate will assume PainCare's 2000 Stock Option Plan and 2001 Stock Option Plan;

     Holders of warrants to purchase shares of PainCare common stock will be entitled to receive warrants to purchase 615,000 shares of HelpMate common stock at an exchange rate of 1:1;

     Holders of convertible notes of PainCare will be entitled to convert such convertible notes (some of which are contingent upon meeting certain financial benchmarks) into 2,044,459 shares of HelpMate common stock at an exchange rate of 1:1; and

     Lastly, holders of rights to receive certain contingent payments will be entitled to receive, if and when earned, an additional 1,525,000 shares of HelpMate common stock (assuming a fair market value conversion price of $1.00).

     HelpMate will not issue fractional shares of HelpMate common stock in connection with the merger. Instead, PainCare shareholders will receive shares of HelpMate common stock rounded up to the nearest whole number.

     Options that are exercisable for shares of PainCare capital stock will be assumed by HelpMate and will be exercisable for HelpMate common stock. The number of shares issuable upon exercise of these options and the exercise price per share, will be adjusted using the same conversion ratio applied to determine the number of shares of HelpMate stock to be issued per share of PainCare capital stock in the merger.

     Warrants that are exercisable for shares of PainCare capital stock will be assumed by HelpMate and will be exercisable for HelpMate common stock. The number of shares issuable upon exercise of these warrants and the exercise price per share, will be adjusted using the same conversion ratio applied to determine the number of shares of HelpMate stock to be issued per share of PainCare capital stock in the merger.

     PainCare security holders will receive an aggregate of 11,789,816 shares of HelpMate common stock in the merger, or approximately 93% of the issued and outstanding shares of HelpMate common stock following the merger, assuming the exercise or conversion of all issued and outstanding PainCare stock options, warrants and convertible notes, including the 1,525,000 shares related to certain contingent payments as of December 31, 2001.

                    CONDITIONS TO COMPLETION OF THE MERGER
                                 (SEE PAGE 46)

     The completion of the merger depends upon meeting a number of conditions, including the following:

     the representations and warranties of HelpMate and PainCare shall be true in all material respects;

     all covenants, agreements and conditions shall have been preformed and complied with;

     all state law merger conditions shall have been satisfied;

     the officers and directors of HelpMate shall have resigned effective with the merger;

     Mr. Randy Lubinsky, PainCare's Chief Executive Officer, Jay Rosen, M.D., PainCare's President and Mark Szporka, PainCare's Chief Financial Officer, Secretary and Treasurer shall have been elected as officers of HelpMate to serve HelpMate in the same capacities;

     Messrs. Randy Lubinsky, Jay Rosen, M.D., Mark Szporka and Peter Rothbart, M.D. shall have been appointed to HelpMate's Board of Directors;

     employees of PainCare and its subsidiaries shall remain employees of the surviving corporation on the closing date;

     HelpMate shall have effected a 22.19 to 1 reverse stock split thereby reducing its issued and outstanding shares of common stock to 900,000 shares;

     HelpMate shall have a minimum of $300,000 (if the merger closes on or before February 28, 2002, with a reduction of $25,000 each quarter thereafter until such time as the merger closes) in cash in its bank accounts that may be used by the Post-Merger management of HelpMate as it deems appropriate; or shall make up the difference from the Holdback Amount; and

     other customary contractual conditions specified in the merger agreement.

     The conditions to the merger may be waived by the company entitled to assert the condition.

                      TERMINATION OF THE MERGER AGREEMENT
                                 (SEE PAGE 49)

     HelpMate and PainCare can mutually agree to terminate the merger agreement without completing the merger, and either HelpMate or PainCare can terminate the merger agreement if any of the following occurs:

     the other party commits a material breach of any representation, warranty or covenant under the merger agreement;

     the merger is not completed on or before February 28, 2002 by reason of the failure of any condition precedent to that party's closing of the merger unless the failure results primarily from a breach of any of that party's representations, warranties or covenants contained in the merger agreement.

               INTERESTS OF EXECUTIVE OFFICERS AND DIRECTORS OF
                            PAINCARE IN THE MERGER
                                 (SEE PAGE 37)

     You should be aware of the interests that executive officers and directors of PainCare have in the merger. These include:

     employment offers being extended to certain employees of PainCare;

     indemnification of PainCare directors and officers for actions taken prior to the merger; and

     certain PainCare officers and directors becoming officers and/or directors of HelpMate.

     In discussing the fairness of the merger to shareholders of PainCare, PainCare's board of directors took into account these interests. These interests are different from and in addition to your and their interests as shareholders.

     As of December 31, 2001, directors and executive officers of PainCare and their subsidiaries as a group owned approximately 46% of the outstanding shares of PainCare common stock.

                             ACCOUNTING TREATMENT
                                 (SEE PAGE 39)

     The merger will be accounted for in accordance with accounting principles generally accepted in the United States under the purchase method of accounting for a business combination, with PainCare being deemed to have acquired HelpMate.

           MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
                                 (SEE PAGE 39)

     The parties intend the merger to qualify as a reorganization under Section 368(a) of the Internal Revenue Code. Provided that the merger so qualifies, a PainCare shareholder generally will recognize no gain or loss for United States federal income tax purposes upon the receipt of shares of HelpMate common stock for shares of PainCare stock in the merger. A PainCare shareholder generally will recognize taxable gain, however, if cash payments are received by such shareholder in exchange for shares of PainCare stock in the merger.

     Tax matters are very complicated, and the tax consequences of the merger to a PainCare shareholder will depend on the shareholder's individual circumstances. See the discussion of Material United States Federal Income Tax Considerations below. PAINCARE SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO THEM.

                              RISKS OF THE MERGER
                                 (SEE PAGE 14)

     The risks of the merger include, among others, the risk of fluctuations in the market price of HelpMate common stock, risks associated with the merger and integrating the business of PainCare into a public company and the fact that certain directors and officers of HelpMate and PainCare may have interests in the merger that are different from, or in addition to, yours. We urge you to read carefully all of the factors described in 'Risk Factors' on pages 14 to 30.

                          HELPMATE PRICE INFORMATION
                                 (SEE PAGE 52)

     Shares of HelpMate common stock are listed on the Over The Counter Bulletin Board, on October 23, 2001, HelpMate common stock closed at $0.08 per share and we publicly announced the proposed merger after the close of trading on such date. On December 31, 2001, HelpMate common stock closed at $0.07 per share.

     We are unable to provide information with respect to the market prices of the PainCare stock because there is no established trading market for shares of PainCare stock.

                FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE
                                 (SEE PAGE 30)

     HelpMate and PainCare have made forward-looking statements in this document that are subject to risks and uncertainties. Forward-looking statements include the information concerning possible or assumed future results of operations of HelpMate, including the anticipated revenue enhancements from the merger. Also, when we use words such as 'believes,' 'expects,' 'anticipates' or similar expressions, we are making forward-looking statements. Shareholders should note that many factors could affect the future financial results of HelpMate and PainCare, and could cause these results to differ materially from those expressed in our forward-looking statements. These factors include, but are not limited to, the following:

     the risk that the combined company encounters greater than expected costs and difficulties related to the integration of the businesses of PainCare into HelpMate;

     the risk that patients of PainCare may delay or cancel services;

     the risk that loss of key PainCare personnel could make it difficult to complete existing projects and undertake new projects;

     the risk that HelpMate will have less than $300,000 in cash (or such lesser amount as is agreed to, if the closing occurs after February 28, 2002), resulting in the pre-merger HelpMate shareholders receiving less of the cash presently held in escrow with respect to the Pyxis transaction;

     the risk that PainCare may not be able to obtain substantial additional financing;

     the risk of economic, political and competitive forces affecting PainCare's business; and

     the risk that our analyses of these risks and forces could be incorrect and/or that the strategies developed to address them could be unsuccessful.

             SELECTED HISTORICAL FINANCIAL INFORMATION OF HELPMATE

     The annual financial information set forth below has been derived from the audited financial statements of HelpMate as of and for the years ended December 31, 1998, 1999 and 2000. The data as of and for the nine-month periods ended September 30, 2001 and 2000 has been derived from the unaudited financial statements of HelpMate. The information should be read in connection with, and is qualified in its entirety by reference to HelpMate's financial statements and the notes incorporated by reference elsewhere in this registration statement. The interim data reflects all adjustments that, in the opinion of management of HelpMate, are necessary to present fairly such information for the interim periods. The results of operations for the nine-month periods are not necessarily indicative of the results expected for a full year or any interim period.

                                                                                                        (UNAUDITED)
                                                          YEAR ENDED DECEMBER 31,                    NINE MONTHS ENDED
                                                          1998                1999           2000           2000          2001
                                                 ----------------------------------------------------------------------------------
                                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:

Operations:
   Research and development contracts                  $          271   $           -   $          -    $          -  $         -
   Cost of research and development contracts                    (299)              -              -               -
                                                 ----------------------------------------------------------------------------------
                                                                  (28)              -              -               -            -
   Selling, general and administrative expenses                   100             133            206             173          180
   Interest income                                                  -               -            165             138           60
                                                 ----------------------------------------------------------------------------------
Loss from continuing operations                                  (128)           (133)           (41)            (35)        (120)
Discontinued operations:
   Income (loss) from operations sold to Pyxis                   (463)              5              -               -            -
   Gain on sale of assets and liabilities to
     Pyxis, net of tax                                              -           9,876             34               -            -
                                                 ----------------------------------------------------------------------------------
Income (loss) before extraordinary item                          (591)          9,748             (7)            (35)        (120)
Extraordinary item - vendor forgiveness of debt                   138               -              -               -
                                                 ----------------------------------------------------------------------------------
                                                 ----------------------------------------------------------------------------------
Net income (loss)                                      $         (453)  $       9,748   $         (7)   $        (35) $      (120)
                                                 ==================================================================================
Basic earnings (loss) per share:
   Continuing operations                               $        (0.01)  $       (0.01)  $          -    $          -  $         -
   Discontinued operations                                      (0.04)              -              -               -            -
   Gain on sale of discontinued operations                          -            0.69              -               -            -
   Extraordinary item                                            0.01               -              -               -            -
                                                 ----------------------------------------------------------------------------------
                                                 ----------------------------------------------------------------------------------
Net income (loss) per common share                     $        (0.04)  $        0.68   $          -    $          -  $         -
                                                 ==================================================================================
Weighted average shares outstanding - basic                11,429,291      14,320,811     19,271,418      19,036,253   19,971,313
                                                 ==================================================================================
Diluted earnings (loss) per share:
   Continuing operations                               $        (0.01)  $       (0.01)  $          -    $          -  $         -
   Discontinued operations                                      (0.04)              -              -               -            -
   Gain on sale of discontinued operations                          -            0.50              -               -            -
   Extraordinary item                                            0.01               -              -               -            -
                                                 ----------------------------------------------------------------------------------
                                                 ----------------------------------------------------------------------------------
Net income (loss) per common share                     $        (0.04)  $        0.49   $          -    $          -  $         -
                                                 ==================================================================================
Weighted average shares outstanding - diluted              11,429,291      19,919,972     19,271,418      19,036,253   19,971,313
                                                 ==================================================================================
                                                 ==================================================================================
Dividends declared and paid                            $            -   $           -   $          -    $          -  $         -
                                                 ==================================================================================
CONSOLIDATED BALANCE SHEET DATA AT PERIOD END:
Cash and cash equivalents                              $          440   $      10,972   $        516    $        545  $       392
Working capital                                        $          414   $      10,372   $        493    $        539  $       349
Cash held in escrow                                    $            -   $       1,250   $      1,314    $      1,295  $     1,339
Total assets                                           $        3,289   $      12,222   $      1,856    $      1,902  $     1,744
Long term debt, net of current portion                 $           67   $           -   $          -    $          -  $         -
Stockholders' equity                                   $        1,780   $      11,621   $      1,807    $      1,833  $     1,687

             SELECTED HISTORICAL FINANCIAL INFORMATION OF PAINCARE

     The annual financial information as of and for the years ended December 31, 1999 and 2000 set forth below has been derived from the audited financial statements of PainCare. The data for the nine-month periods ended September 30, 2001 and 2000 have been derived from the unaudited financial statements of PainCare. The information should be read in connection with, and is qualified in its entirety by reference to PainCare's financial statements and notes included elsewhere in this registration statement. The interim data reflects all adjustments that, in the opinion of management of PainCare, are necessary to present fairly such information for the interim periods. The results of operations for the nine-month periods are not necessarily indicative of the results expected for a full year or any interim period.

                                                                                               (UNAUDITED)
                                                                YEAR ENDED                   NINE MONTHS ENDED
                                                                DECEMBER 31,                  SEPTEMBER 30,
                                                            1999           2000           2000           2001
                                                      ---------------------------------------------------------------
                                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues                                                $          -   $        109   $          -     $       3,440
Cost of revenues                                                   -             49              -               572
                                                      ---------------------------------------------------------------
Gross profit                                                       -             60              -             2,867
Operating expenses:
   Selling, general and administrative                            11            554            267             2,043
   Amortization                                                    -              5              -               161
                                                      ---------------------------------------------------------------
Operating profit (loss) before minority interest                 (11)          (499)          (267)              662
   Interest expense                                                -              -              -               135
   Minority interest in income (loss)                              -             10              -                26
   Provision for income taxes                                      -             (5)             -                 -
                                                      ---------------------------------------------------------------
Net income (loss)                                       $        (11)  $       (494)  $       (267)    $         501
                                                      ===============================================================
Basic net income (loss) per common share                $          -   $      (0.13)  $      (0.07)    $        0.07
                                                      ===============================================================
Weighted average shares outstanding-basic                 11,000,000      3,936,732      3,587,968         7,280,357
                                                      ===============================================================
Diluted net income (loss) per common share              $          -   $      (0.13)  $      (0.07)    $        0.05
                                                      ===============================================================
Weighted average shares outstanding-diluted               11,000,000      3,936,732      3,587,968         9,227,579
                                                      ===============================================================
Dividends declared and paid                             $          -   $          -   $          -     $           -
                                                      ===============================================================
CONSOLIDATED BALANCE SHEET DATA AT PERIOD END:
Cash and cash equivalents                               $          -   $        111   $        139     $         172
Working capital                                         $          -   $       (246)  $         51     $         (72)
Total assets                                            $          -   $        679   $        141     $       5,179
Long term debt, net of current portion                  $          -   $          -   $          -     $          46
Convertible debenture, net of current portion           $          -   $        262   $          -     $         958
Stockholders' equity (deficit)                          $          -   $       (133)  $         52     $       2,517

                    SUMMARY UNAUDITED PRO FORMA INFORMATION

     The following table summarizes unaudited pro forma information of HelpMate, presented elsewhere in this registration statement, reflecting the completion of the merger with PainCare assuming the merger had been effective as of the beginning of the periods presented. HelpMate will account for this transaction using the purchase method of accounting, whereby PainCare will be treated as the acquirer for accounting purposes. The unaudited pro forma information also assumes the acquisition of HelpMate, Advanced Orthopaedics of South Florida, Inc. and Rothbart Pain Management Clinic, Inc. as of the beginning of the periods presented for statements of operations data and as of the balance sheet date for balance sheet data.

     The summary unaudited pro forma information is not necessarily indicative of the results of operations or financial position that would have been reported if the merger or PainCare acquisitions actually occurred on the dates indicated, nor is the information necessarily indicative of the future operating results or financial position of the combined company.

The summary unaudited pro forma information is derived from the unaudited pro forma financial statements and related notes included elsewhere in this registration statement, which you should read in their entirety.

                                                                                 UNAUDITED                     UNAUDITED
                                                                                YEAR ENDED                  NINE MONTHS ENDED
                                                                             DECEMBER 31, 2000              SEPTEMBER 30, 2001
                                                                   -------------------------------------------------------------
                                                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
PRO FORMA STATEMENT OF OPERATIONS DATA:
Revenue                                                                     $            4,103              $            3,440
Cost of revenue                                                                          2,523                             573
                                                                            ------------------              ------------------
Gross profit                                                                             1,580                           2,867
Operating expenses                                                                       1,298                           2,385
                                                                            ------------------              ------------------

Income from continuing operations                                                          282                             482
Interest inome                                                                               -                              60
Interest expense                                                                             -                            (135)
Gain from sale of discontinued operations                                                    -                               -
                                                                            ------------------              ------------------

Income before taxes                                                                          -                             407
Provision for income taxes                                                                   -                             133
                                                                            ------------------              ------------------

Net income                                                                  $                -              $              274
                                                                            ==================              ==================
Net income per share - basic                                                $              .04              $              .03
                                                                            ==================              ==================
Weighted average shares outstanding - basic                                 $        6,686,732              $        8,224,246
                                                                            ==================              ==================
Net income per share - diluted                                              $              .03              $              .02
                                                                            ==================              ==================
Weighted average shares outstanding - diluted                               $        8,566,732              $       11,124,245
                                                                            ==================              ==================
PRO FORMA BALANCE SHEET DATA (AT PERIOD END):
Cash and cash equivalents                                                                                   $              487
Working capital                                                                                             $              199
Total assets                                                                                                $            5,507
Long-term debt, net of current portion                                                                      $               46
Convertible debt, net of current portion                                                                    $              958
Stockholders' equity                                                                                        $            2,789

                          COMPARATIVE PER SHARE DATA

     The following table summarizes certain historical per share data for HelpMate and PainCare and the combined per share data on an unaudited pro forma basis after giving effect to the merger and PainCare acquisitions discussed above using the purchase method of accounting. You should read the information below along with the historical financial data and the unaudited pro forma financial data included elsewhere in this registration statement. PainCare has never declared any cash dividends.

     The following calculations were used in deriving the per share data:

     Book value per share is computed by dividing total stockholders' equity (deficit) by the number of shares outstanding.

     Pro forma combined book value per share is computed by dividing pro forma stockholders' equity by the number of shares of HelpMate common stock which would have been outstanding had the merger been consummated as of each balance sheet date.

                                           AT AND FOR THE     AT AND FOR THE
                                             YEAR ENDED      NINE MONTHS ENDED
                                          DECEMBER 31, 2000  SEPTEMBER 30, 2001
                                         ---------------------------------------

HISTORICAL-- HELPMATE:
Net loss per share -- basic                  $       -           $       -
Book value per share -- basic                $     .09           $     .08
Net loss per share -- diluted                $       -           $       -
Book value per share -- diluted              $     .09           $     .08
HISTORICAL -- PAINCARE:
Net income (loss) per share -- basic         $    (.13)          $     .07
Book value per share -- basic                $     .02           $     .44
Net income (loss) per share -- diluted       $    (.13)          $     .05
Book value per share -- diluted              $     .02           $     .26
PRO FORMA COMBINED:
Net income per share -- basic                $     .04           $     .03
Book value per share -- basic                $                   $     .42
Net income per share -- diluted              $     .03           $     .02
Book value per share -- diluted              $                   $     .26


                                 RISK FACTORS

     You should carefully consider the following risk factors relating to the merger. You should also consider the other information incorporated by reference and included in this joint registration statement and the additional information in HelpMate's other reports on file with the Securities and Exchange Commission. See 'Where You Can Find More Information' on page 83.

                         RISKS RELATING TO THE MERGER

FAILURE TO CONSUMMATE THE MERGER COULD NEGATIVELY IMPACT HELPMATE'S STOCK PRICE
                         AND FUTURE BUSINESS PROSPECTS

     If the merger is not consummated for any reason, HelpMate may be subject to a number of material risks. For example, the price of HelpMate's common stock may decline to the extent that the current market price of HelpMate's common stock reflects an assumption by investors that the merger will be completed. Also, the costs incurred by HelpMate related to the merger, including legal and accounting fees, and financial advisory fees, must be paid even if the merger is not consummated. Finally, the time and expense expended on a failed merger may negatively impact HelpMate's ability and prospects for consummating a merger or other business combination or acquisition in the future.

INTEGRATING PAINCARE INTO HELPMATE WILL BE CHALLENGING AND THE COMBINED COMPANY MAY NOT REALIZE THE EXPECTED BENEFITS OF THE ANTICIPATED MERGER

     Because HelpMate no longer has any business operations and because its officers, directors and employees will resign at the closing of the Merger, this Merger does not have the difficulties normally associated with the combination of two companies that have previously operated independently. However, the management of PainCare will be challenged with the aspects of operating a public company with the associated regulatory and compliance issues. The diversion of the attention of management and any difficulties encountered in the process of operating a public company could lead to possible unanticipated liabilities and costs and cause the disruption of, or a loss of momentum in, the business activities of the combined company. This uncertainty may adversely affect the ability of PainCare to retain some of its key employees after the merger. As a consequence, we cannot assure you that we will successfully or profitably manage the combined company. In addition, we cannot be certain that, following the transaction, the combined company will achieve revenues, net income, efficiencies or synergies that justify the merger or that the merger will result in increased earnings for the combined company in any future period.

PATIENTS OF PAINCARE MAY DELAY OR CANCEL ORDERS AS A RESULT OF CONCERNS OVER THE MERGER

     The announcement and closing of the merger could cause patients and potential patients of PainCare to delay or cancel orders for products and/or services as a result of customer concerns and uncertainty over the evolution, integration and support of PainCare's products and services. A delay or cancellation of orders could have a material adverse effect on the business of PainCare and the combined company.

BECAUSE THE NUMBER OF SHARES PAINCARE SHAREHOLDERS AND OPTION HOLDERS WILL RECEIVE IN THE MERGER IS FIXED, THE VALUE OF THE CONSIDERATION TO BE RECEIVED BY PAINCARE SHAREHOLDERS AND OPTION HOLDERS COULD DECREASE

     The number of shares PainCare shareholders will receive in connection with the merger will be fixed even if the HelpMate stock price changes. All outstanding PainCare capital stock will be converted into an aggregate of up to 7,600,000 shares of HelpMate common stock issuable in the merger as well as the obligation to issue common shares upon the conversion of PainCare warrants and convertible notes. In addition, HelpMate will assume all outstanding stock options, both vested and unvested, granted under PainCare's 2000 Stock Option Plan and 2001 Stock Option Plan prior to the merger. The number of shares of HelpMate common stock issued in the merger or upon the exercise of assumed options, warrants and convertible notes will not be adjusted in the event of changes in the price of HelpMate common stock. In addition, PainCare may not terminate the merger agreement solely because of a change in the stock price of HelpMate. Consequently, if the market price of HelpMate common stock decreases, the value of the consideration that PainCare shareholders and option and warrant holders will receive in connection with the merger will decrease.

THE LOSS OF KEY PAINCARE PERSONNEL COULD MAKE IT DIFFICULT TO COMPLETE EXISTING PROJECTS AND UNDERTAKE NEW PROJECTS

     The combined company's success is dependent upon its ability to identify, hire and retain its employees, and a significant component of the value of the merger is in the know-how and experience of the PainCare employees that will be employed by the combined company following the merger. If key PainCare employees were to leave after the merger, the combined company may be unable to complete existing PainCare projects or undertake certain new projects.

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

RISKS RELATED TO THE BUSINESS AND STRATEGY OF THE COMBINED COMPANY

HELPMATE AND PAINCARE HAVE EACH INCURRED SUBSTANTIAL LOSSES.

     HelpMate recently, and PainCare in 2000 incurred substantial losses.

     For the year ended December 31, 2000 and for the nine months ended September 30, 2001, HelpMate incurred net losses of approximately $7,597 and $120,354, respectively.

     For the year ended December 31, 2000 and for the nine months ended September 30, 2001, PainCare incurred a net loss of approximately $494,351 and realized net income of $501,293, respectively.

     The combined company expects to increase its spending significantly as the combined company continues to expand its product and service offerings and commercialization activities. The combined company will be dependent, in part, on the return of the market for medical products and services. As a result, the combined company will need to generate significant revenues in order to continue to grow its business and become profitable.

WE WILL REQUIRE SUBSTANTIAL FINANCING, WHICH MAY BE DIFFICULT TO OBTAIN AND MAY DILUTE YOUR OWNERSHIP INTEREST IN US

     We will need significant financing to grow our business. HelpMate will provide only $300,000 (or such lesser amount as set forth in the merger agreement if the merger closes after February 28, 2002) in cash for the combined company operations. As of the closing of the merger, PainCare will have minimal
working capital.   Historically, PainCare has operated with cash from private offerings and from operating activities. In addition, the acquisition agreements with the sellers of PainCare's two primary operating units prevent PainCare from up-streaming any excess cash from these operating units until such time as the debentures issued in connection with these acquisitions have been paid or otherwise converted to common stock.

     If we cannot raise more funds, we could be required to reduce our capital expenditures, scale back our business development, reduce our workforce and license to others products or technologies we would otherwise seek to commercialize ourselves.

     We may seek additional funding through collaborative arrangements, borrowing money and by the sale of additional equity securities. Any sales of additional equity securities are likely to result in further dilution to our then existing shareholders. Further, if we issue additional equity securities, the new equity securities may have rights, preferences or privileges senior to those of existing holders of our common stock. Alternatively, we may borrow money from conventional lenders, possibly at high interest rates, which may affect the value of your holdings. Despite our efforts, funding may not be available to us at all or only on terms that are unacceptable to us. We also could be required to seek funds through arrangements with collaborative partners or others that may require us to relinquish rights to certain of our technologies, product candidates or products which we would otherwise pursue on our own.

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

OUR LACK OF OPERATING HISTORY MAKES EVALUATING OUR FUTURE PERFORMANCE DIFFICULT

     Because PainCare has been operating only since August 2000, you have little basis to evaluate our ability to develop, market and sell such products and services. Our ability to commercialize these products and services and generate operating profits and positive operating cash flow will depend principally upon our ability to:

     attract and retain an adequate number of patients;

     enter new markets and compete successfully in them;

     manage operating expenses;

     raise additional capital to fund our capital expenditure plans; and

     attract and retain qualified personnel.

WE MAY NOT BE ABLE TO KEEP OUR TRADE SECRETS CONFIDENTIAL

     PainCare relies significantly upon unpatented proprietary technology, information, processes and know-how. We seek to protect this information by confidentiality agreements with our employees, consultants and other third-party contractors as well as through other security measures. These confidentiality agreements may be breached, and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently developed by competitors.

                      RISKS FACTORS RELATING TO HELPMATE

     The stockholders of HelpMate will not have the right to vote separately on whether to consummate the merger with PainCare and to change the nature of HelpMate's business. Consequently, the following risk factors should be taken into consideration by each stockholder in determining whether or not to continue to hold your investment in HelpMate.

NO OPERATING HISTORY

     HelpMate will change the nature of its business if the Merger is consummated. Post-Merger HelpMate will have had no operating history in its new line of businesses. Accordingly, there can be no assurance that Post-Merger HelpMate's future operations will generate operating or net income, and Post-Merger HelpMate's prospects must therefore be considered in light of the risks, expenses, problems and delays inherent in consummating a Merger with PainCare.

ACQUISITION RISKS

     The board of directors of HelpMate have approved the merger with PainCare. As of the closing of the merger, all officers and directors of HelpMate will resign. The success of Post-Merger HelpMate will depend entirely on the operations, financial condition and management of PainCare. Further, this merger involves certain financial and operational risks. Financial risks include HelpMate assuming certain obligations of PainCare in order to effect the acquisition and the consequent need to satisfy those obligations. Operational risks include the possibility that an acquisition does not ultimately provide the benefits originally anticipated by management to result from the business combination. In addition, the HelpMate shareholders will not have control over the operations and strategy of PainCare.

REGULATION

     Post-Merger HelpMate will continue to be subject to regulation under the Securities Act of 1933 and the Securities Exchange Act of 1934.

TAX CONSIDERATIONS

     HelpMate expects that its net loss carry forwards will have limited, if any, availability for use by HelpMate following the merger.

     HelpMate has as of December 31, 2000 approximately $7.8 million of net operating losses after settlement with the IRS. However, there are a number of potential restrictions under various provisions of the Internal Revenue Code of 1986, as amended, including the time periods during which the carry forwards may be used, that may apply to limit Post-Merger HelpMate's future utilization of the carry forwards, due to a change in control of Post-Merger HelpMate. The amount of the annual limitation is determined by taking the value of the stock of the corporation multiplied by a "long-term tax exempt rate."

LIMITED PUBLIC MARKET FOR COMMON SHARES.

     There can be no assurance that an active trading market for Post-Merger HelpMate's Shares will be developed or maintained. Historically, the market prices for securities of development companies like Post-Merger HelpMate have been highly volatile. The market price of the shares could be subject to significant fluctuations in response to various factors and events, including the liquidity of the market for the shares, announcements of potential business acquisitions, and changes in general market conditions. Post-Merger HelpMate expects to continue to file and be current in its Securities Exchange Act reporting requirements as it pursues its business objective. Accordingly, HelpMate anticipates that its stock will continue to be quoted on the OTC Bulletin Board.

ISSUANCE OF ADDITIONAL SHARES

     In order to effect future acquisitions, Post-Merger HelpMate may issue securities to the stockholders of a new operating business. Any additional issuance by Post-Merger HelpMate from its authorized but unissued shares would have the effect of further reducing the percentage ownership of Post-Merger HelpMate's stockholders and could result in stockholders of a target company obtaining a controlling interest in Post-Merger HelpMate. PainCare has no current arrangement, agreement or understanding with respect to the sale or issuance of any additional securities saving those contingent obligations with respect to its previous acquisitions.

POSSIBLE ADVERSE EFFECT OF "PENNY STOCK" RULES IN LIQUIDITY FOR POST-MERGER HELP'S SECURITIES

     Regulations of the Securities and Exchange Commission (the "COMMISSION") define a "penny stock" to be any equity security that has a market price (as therein defined) of less than $5.00 per share, subject to specific exceptions set forth in the regulations. For any transaction involving a penny stock, unless exempt, the rules require delivery prior to any transaction in a penny stock, of a

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

disclosure schedule prepared by the Commission relating to the penny stock market. Disclosure is also required to be made about commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. The foregoing required penny stock restrictions will apply to Post-Merger HelpMate's securities. As a result, the market liquidity for HelpMate's securities could be severely adversely affected as the regulations on penny stocks will limit the ability of broker-dealers to sell Post-Merger HelpMate's securities and thus the ability of purchasers of Post-Merger HelpMate's securities to sell their securities in the secondary market.

RISKS OF LOW-PRICED STOCKS.

     Until such times as Post-Merger HelpMate's stock were to be listed on a national securities exchange, it would be subject to Rule 15g-9 under the Exchange Act, which imposes additional sales practice requirements on broker-dealers which sell such securities to persons other than established customers and "accredited investors" (generally, individuals with net worth in excess of $1,000,000 or annual incomes exceeding $200,000, or $300,000 together with their spouses). For transaction covered by this rule, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. Consequently, such rule may adversely affect the ability of broker-dealers to sell Post-Merger HelpMate's securities and may adversely affect the ability of purchasers of Post-Merger HelpMate's securities to sell in the secondary market any of the securities acquired hereby.

POTENTIAL ISSUANCE OF ADDITIONAL COMMON STOCK

     Post-merger HelpMate will be authorized to issue up to 40,000,000 shares of common stock at the Closing date. To the extent of such authorization, the Board of Directors of the combined company will have the ability, without seeking shareholder approval, to issue additional shares of common stock in the future for such consideration as the Board of Directors may consider sufficient. The combined company intends to issue shares of common stock in connection with the acquisition of assets relating to the purchase of physicians' practices and the establishment of clinics. The issuance of additional common stock in the future will reduce the proportionate ownership and voting power of the common stock offered hereby and may cause additional dilution to the book value of the Shares.

OUTSTANDING OPTIONS AND OTHER RIGHTS

     At Closing, PainCare will have authorized stock options to acquire 5,000,000 shares of the Post-Merger HelpMate's common stock under PainCare's stock option plans and has granted stock options to purchase 1,575,000 shares of Post-Merger HelpMate's common stock under the Plan. See "Management." Likewise, PainCare has issued warrants and convertible notes to acquire 2,659,459 shares of Post-Merger HelpMate's common stock.

     To the extent that options, warrants or convertible notes are exercised, the holders thereof are given an opportunity to profit from a rise in the market price of the combined company's common stock with a resultant dilution of the interests of other stockholders if the then prevailing market price exceeds such exercise prices. The holders thereof are likely to exercise them when, in all likelihood, the combined company could obtain funds from the sale of its securities on terms more favorable than those provided by the options and warrants. Accordingly, the combined company may find it more difficult to raise additional capital while the options and warrants are outstanding.

NO DIVIDENDS ANTICIPATED

     Any determination to pay dividends in the future will be at the discretion of the Board of Directors of Post-Merger HelpMate and will be dependent upon Post-Merger HelpMate's results of operations, financial condition, capital requirements, contractual restrictions and other factors deemed relevant by the Board of Directors. Other than a distribution of the net proceeds of the Holdback Amount at the end of the escrow period, the Board of Directors does not intend to declare dividends or make any other distributions in the foreseeable future, but instead intends to retain earnings, if any, for use in HelpMate's business operations.

                      RISKS FACTORS RELATING TO PAINCARE

     The following risk factors should be taken into consideration by all stockholders of the combined company in determining whether or not to continue to hold your investment in the combined company.

PROFITABILITY UNCERTAIN

     There is no assurance that PainCare's business plan will ever be commercially viable and no assurance can be given that PainCare will maintain its profitability. In addition, prospects for PainCare's profitability will be affected by expenses, operational difficulties and other factors frequently encountered in the development of a business enterprise in a competitive environment, many of which factors may be unforeseen and beyond PainCare's control.

LIMITED CAPITAL/NEED FOR ADDITIONAL CAPITAL

     Management believes that PainCare's cash reserves will be sufficient to support its operations and planned capital expenditures through fiscal 2002, without additional fundraising. PainCare's future need for capital will depend on a number of factors, including the level of marketing activities, the amount of funding required to establish a network of minimally invasive spinal surgery and pain management clinics by purchasing, owning, establishing and expanding certain assets used in minimally invasive spine surgery and pain management; managing and developing spine treatment and pain management clinics, diagnostic and rehabilitation services and outpatient surgery facilities; and provide non-professional support services, facilities, equipment, non-professional personnel, supplies and non-professional support staff to medical practices. Moreover, PainCare's business plans may change or unforeseen events may occur which affect the amount of additional funds required by PainCare. If additional funds are not obtained if and when required, the lack thereof could have a material adverse effect on the combined company. Further, there is no assurance that the terms on which any funds are obtained by PainCare will be favorable to combined company stockholders at that time.

DILUTION

     Upon completion of this merger, all shareholders will incur immediate dilution in the net tangible book value per share of their common stock compared to the net tangible book value per share of their common stock prior to the merger. See "Dilution." Additional dilution may also result in the event that the combined company raises additional funds after the merger though the sale of equity or equity related securities. The foregoing does not take into account the dilution, if any, that may occur from the exercise of outstanding warrants and stock options and/or issuance of company securities in connection with acquisitions.

MARKETING STRATEGY/ASSET ACQUISITION OF NON-PROFESSIONAL SERVICES

     PainCare intends to establish a network of minimally invasive spinal surgery and pain management clinics by purchasing, owning, establishing and expanding certain assets used in minimally invasive spine surgery and pain management clinics; managing and developing spine treatment and pain management clinics, diagnostic and rehabilitation services and outpatient surgery facilities; and provide non-professional support services, facilities, equipment, non-professional personnel, supplies and non-professional support staff to medical practices. PainCare is in the development stage and will require substantial additional funding to achieve its business objectives. There can be no assurance that PainCare will be successful in achieving its objectives. If PainCare is unsuccessful in achieving one or more of these objectives, it could have a material adverse effect on the combined company.

DEPENDENCE ON KEY PERSONNEL

     The success of PainCare depends upon the skills, experience and efforts of Merrill Reuter, M.D., Peter Rothbart, M.D., Randy Lubinsky, Jay Rosen, M.D., Mark Szporka, Stanley Swartz and Ron Riewold. Employment agreements have been executed with Randy Lubinsky (Chief Executive Officer and Director), Dr. Rosen (President and Director), Mark Szporka (Chief Financial Officer and Director), Stanley Swartz (Vice President), Dr. Merrill Reuter (President of AOSF) and Ron Riewold (CEO of PainCare Management Services, Inc.). A consulting agreement has been executed with Peter Rothbart, M.D. Should the services of Dr. Reuter, Dr. Rothbart, Randy Lubinsky, Dr. Rosen, Mark Szporka, Stanley Swartz, Ron Riewold or other key personnel become unavailable to PainCare for any reason, the business of the combined company could be adversely affected. There is no assurance that PainCare will be able to retain Dr. Reuter, Dr. Rothbart, Randy Lubinsky, Dr. Rosen, Mark Szporka, Stanley Swartz, Ron Riewold or other key personnel and/or attract new employees of the caliber needed to achieve PainCare's objectives. Under the employment agreements of Mr. Lubinsky and Mr. Szporka, in the event of a change of control they may terminate the agreement and receive a lump sum severance payment. Under the employment agreement of Dr. Reuter, he is to receive a lump-sum severance payment of $500,000 if his employment is terminated "Without Cause" or if he terminates the agreement "For Cause."

GROWTH STRATEGY/RAPID GROWTH

     PainCare's strategy is to rapidly grow by establishing a network of pain management, minimally invasive spine surgery and orthopedic rehabilitation centers. Identifying appropriate physician groups and proposing, negotiating and implementing economically attractive affiliations with them can be a lengthy, complex and costly process. There can be no assurance that PainCare will be successful in identifying and establishing relationships with orthopedic surgery and pain management groups. If PainCare is successful in implementing its strategy of rapid growth, such growth may impair PainCare's ability to efficiently provide non-professional support services, facilities, equipment, non-professional personnel, supplies and non-professional support staff to medical practices. PainCare's future results could be materially adversely affected if it is unable to manage growth effectively.

RISKS OF EXPANSION

     The ongoing expansion and development of PainCare's network of centers, markets and services is contingent on PainCare's ability to accurately assess markets, negotiate agreements, obtain adequate financing, hire personnel, obtain required licenses and approvals, and other matters, all in a timely manner, and at satisfactory costs, terms and conditions. The company's inability to expand in accordance with its plans or manage its growth effectively could have a material adverse affect on the overall success of the combined company and its ability to continue its proposed business.

DEPENDENCE ON AFFILIATED PHYSICIAN GROUPS

     The revenue of PainCare is largely dependent on funds generated from the establishment of a chain of orthopedic spinal surgery and pain management clinics. There is no assurance that the physician groups with whom PainCare contracts, if any, will be profitable. If such physician groups are not profitable, it will have a material adverse effect on the combined company.

REIMBURSEMENT BY THIRD PARTY PAYORS

     A significant portion of PainCare's revenues are dependent on the acceptance of its services as covered benefits under third party payor programs, including private insurance, HMO's and other managed care entities. The healthcare industry is undergoing significant changes, with third party payors taking measures to reduce reimbursement rates or in some cases denying reimbursement fees for previously acceptable treatment modalities. There is no assurance that third party payors will pay for minimally invasive surgery (MIS) services under their payor programs. Failure of third party payors to adequately cover MIS will have a materially adverse affect on the combined company.

REGULATORY ENVIRONMENT

     PainCare's centers and its affiliated physicians are subject to numerous regulatory, accreditation and certification requirements, including requirements related to licensure, certificate of need, reimbursement from insurance companies and other private third party payors, Medicare and Medicaid participation and reimbursement, and utilization and quality review organizations. An adverse determination by any authority could have a material adverse effect on the combined company.

MERGER WITH AOSF

     In the Merger Agreement dated January 1, 2001 between PainCare and Advanced Orthopedics of South Florida, Inc. ("AOSF"), PainCare agreed to limit the indemnification of the former stockholder of AOSF to a period of one year after closing and limit the amount of such shareholder's potential exposure. In addition, PainCare agreed to indemnify the shareholder of AOSF against certain claims regarding the tax treatment of the transaction. In the event that claims are made against AOSF or PainCare which are not within the parameters of the indemnity provisions established in the Merger Agreement, the combined company could be adversely affected.

HEALTHCARE REFORM

     The public has recently focused significant attention on reforming the healthcare system in the United States. A broad range of healthcare reform measures have been introduced in Congress and in certain state legislatures. Legislative interest recently has also focused on the role of HMO's in the provision of healthcare and the effect of managed care reimbursement mechanisms on healthcare service utilization and quality of service. It is not clear at this time what proposals, if any, will be adopted or, if adopted what effect, if any, such proposals would have on the combined company's business. There can be no assurance that any proposals adopted would be coordinated at the federal or state level, and therefore PainCare, as a national participant in the healthcare industry, is subject to varying state regulatory environments. Certain proposals, such as cutbacks in the Medicare and Medicaid programs, containment of healthcare costs that could include a negative affect on prices charged by physicians, hospitals or other healthcare providers, and greater state flexibility in the administration of Medicaid, could adversely affect the combined company. There can be no assurance that currently proposed or future healthcare programs, laws, regulations or policies will not have a material adverse effect on PainCare's operating revenue.

"STARK LAWS"

     PainCare's centers and their physicians are also subject to the Ethics in Patient Referrals Act of 1989 (the "Stark Law"). Unless excepted, a physician may not make a referral of a Medicare or Medicaid patient to any clinical laboratory services provider with whom he/she has a financial relationship (either investment or compensation) for such restricted services, and any provider who accepts such a referral may not bill for the service provided pursuant to the referral. Sanctions for violating the Stark Law can include civil monetary penalties and exclusion from Medicare and Medicaid. In August 1993, Congress passed legislation ("Stark II") that, effective January 1, 1995, expanded the self-referral ban to include a number of healthcare services provided by entities with which the physicians may have an ownership interest or a financial relationship, although it does not specifically prohibit referrals by physicians with an ownership interest in, or financial relationship with, an ambulatory surgery center, provided that the surgery services are not provided as "outpatient hospital services". In addition to the federal Stark Laws, certain states have enacted similar patient referral legislation. Ambulatory surgery is not included in the list of restricted services and PainCare does not believe that ambulatory surgery is subject to the Stark restrictions. Likewise, services that are a part of a physician's private practice do not apply to the restrictions. Violation of the Stark Law or Stark II or related state laws by PainCare may have a materially adverse effect on the combined company.

RISKS INHERENT IN THE PROVISION OF MEDICAL SERVICES

     PainCare's affiliated physician groups are involved in the delivery of healthcare services to the public and are exposed to the risk of professional liability claims. Claims of this nature, if successful, could result in damage awards to the claimants in excess of the limits of any applicable insurance coverage. Insurance against losses related to claims of this type can be expensive and varies widely from state to state. There can be no assurance that PainCare will not be subject to such claims, that any claim will be successfully defended or, if PainCare is found liable, that the claim will not exceed the limits of PainCare's insurance, if any. Professional liability claims could have a material adverse effect on the combined company.

CORPORATE PRACTICE OF MEDICINE

     Organizations that employ physicians directly or exercise significant control over a physician's practice may be subject to challenge in states that prohibit the corporate practice of medicine. In states that still prohibit the corporate practice of medicine, agreements with physicians must provide the physicians with sufficient control over their practices to avoid being deemed employees for corporate practice purposes. Violation of the corporate practice of medicine laws by PainCare may have a materially adverse effect on the combined company.

GOVERNMENT REGULATION

     The healthcare industry is subject to extensive federal and state government regulation. In addition to the referral and reimbursement regulations, regulations include certificate of need, licensure of healthcare facilities, services and equipment and restrictions on physician investments in healthcare entities to which they refer patients. Although PainCare believes that its current operations comply with applicable regulations, there can be no assurance that the subsequent adoption of laws or interpretations of existing laws will not regulate, restrict or otherwise adversely effect PainCare's business.

DEPENDENCE ON PHYSICIAN REFERRALS

     PainCare's business is dependent upon revenues received as a result of referrals made by physicians. There can be no guarantee that any physician will choose to refer patients to PainCare. In addition, physicians affiliated with PainCare will not be required to so refer patients. In the event that, for any reason, physicians do not use the ancillary medical service businesses operated by PainCare, such loss of patients could have a material adverse effect on the business, financial condition and results of operation of PainCare.
Furthermore, it is possible that third party payors may refuse to approve referrals to ancillary medical care facilities owned by PainCare, but rather require that such referrals be made to other facilities. Such a requirement could have a material adverse affect on the business, financial condition and results of the operations of PainCare.

GOVERNMENT REGULATION: FEE-SPLITTING: CORPORATE PRACTICE OF MEDICINE.

     The laws of many states prohibit physicians from splitting fees with non-physicians (or other physicians) and prohibit non-physician entities from practicing medicine. These laws vary from state to state and are enforced by the courts and by regulatory authorities with broad discretion. PainCare's business operations have not been the subject of judicial or regulatory interpretation; thus, there can be no assurance that review of PainCare's business by courts or regulatory authorities will not result in determinations that could materially adversely affect its operations of PainCare, or that the healthcare regulatory environment will not change so as to restrict PainCare's operations or their expansion. In addition, the regulatory framework of certain jurisdictions may limit PainCare's expansion into such jurisdictions if they are unable to modify their operational structure to conform with such regulatory framework.

CHANGES IN PAYMENT FOR MEDICAL SERVICES.

     PainCare believes that trends in cost containment in the health care industry will continue to result in reductions from historical levels in per-patient revenue. The federal government has implemented, through the Medicare program, the resource-based relative value scale ("RBRVS") payment methodology for physicians' services. The RBRVS is a fee schedule that, except for certain geographical and other adjustments, pays similarly situated physicians the same amount for the same services. The RBRVS is adjusted each year and is subject to increases or decreases at the discretion of Congress. To date, the implementation of RBRVS has reduced payment rates for certain of the procedures historically perform by PainCare's affiliated physicians. There can be no assurance that any reduced operating margins could be recouped by through cost reductions, increased volume, introduction of additional procedures or otherwise.

     Rates paid by non-governmental insurers, including those that provide Medicare supplemental insurance, are based on established physician, ambulatory surgery center and hospital charges, and are generally higher than Medicare payment rates. A change in the makeup of the patient mix of PainCare's ancillary services that results in a decrease in patients covered by private insurance or a shift by private payors to RBRVS or similar payment structures could adversely affect PainCare's business, financial condition and results of operations.

MEDICARE AND MEDICARE FRAUD AND ABUSE.

     Federal law prohibits the offer, payment, solicitation or receipt of any form of remuneration in return or, or in order to induce: (i) the referral of a person in connection with the provision of medical services; (ii) the furnishing or arranging for the furnishing of items or services reimbursable under Medicare and Medicaid programs; and (iii) the purchase, lease, order, arranging or recommending of any items or service reimbursable under Medicare or Medicaid (the "Anti-Kickback Law"). Pursuant to the Anti-Kickback Law, the federal government has announced a policy of increased scrutiny of joint ventures and other transactions among health care providers in an effort to reduce potential fraud and abuse relating to Medicare costs. The applicability of this policy to many business transactions in the health care industry will be subject to continuing judicial and regulatory interpretation. Although PainCare believes its operations and structure do not violate the Anti-Kickback Law, there can be no assurance that its activities will not be challenged by regulatory authorities. If such a challenge were successful, it could have a material adverse effect on the business, financial condition and results of operations of PainCare. Noncompliance with the Anti-Kickback Law can result in exclusion from Medicare and Medicaid programs and civil and criminal penalties.

LEGISLATIVE DEVELOPMENTS.

     In addition, proposed legislation regarding health care reform has been introduced before many state legislatures. Any such reforms at the federal or state level could significantly alter patient-provider relationships. State and federal agency rule-making addressing these issues is also expected. No predictions can be made as to whether future health care reform legislation, similar legislation or rule-making will be enacted or, if enacted, its effect on PainCare. Any federal or state legislation prohibiting investment interests in, or contracting with PainCare by physicians or health care providers for which there is no statutory exception or safe harbor available to PainCare would have a material adverse effect on PainCare's business, financial condition and results of operations.

MANAGED CARE.

     There can be no assurance that PainCare will be able to obtain managed care contracts. The future inability of PainCare to obtain managed care contracts in its markets could have a material adverse effect on its business, financial condition or results of operation. In addition, federal and state legislative proposals have been introduced that could substantially increase the number of Medicare and Medicaid recipients enrolled in HMOs and other managed care plans. PainCare will derive, a substantial portion of its revenue from Medicare and Medicaid. In the event such proposals are adopted, there can be no assurance that PainCare will be able to obtain contracts from HMOs and other managed care plans serving Medicare and Medicaid enrollees. Failure to obtain such contracts could have a material adverse effect on the business, financial condition and results of operations of PainCare.

ACQUISITION OF BUSINESSES; RISKS OF GROWTH AND EXPANSION

     PainCare may use a portion of the net proceeds from future financings to acquire healthcare businesses. There can be no assurance that suitable acquisitions will be available or that acquisitions can be negotiated on acceptable terms, or that the operations of acquired businesses can be integrated effectively into the operations of PainCare. Competition for suitable acquisition candidates is expected to be intense and many of PainCare's competitors will have greater resources than PainCare. The failure of PainCare to implement its acquisition strategy could have a material adverse effect on the combined company's financial performance and, moreover, the attendant risks of expansion could also have a material adverse effect on PainCare's business.

     PainCare's growth strategy will result in significant additional demands on its infrastructure, and will place a significant strain on PainCare's management, administrative, operational, financial and technical resources, and increased demands on its systems and controls. While a significant portion of the net proceeds received from this Offering will be used for funding future operations, additional capital will be needed and there can be no assurance that the combined company will be able to obtain sufficient resources to support future operations and growth. The inability to continue to upgrade the operating and financial control systems, the emergence of unexpected expansion difficulties or failure to manage PainCare's proposed expansion properly could have a material adverse effect on PainCare's business, financial condition and results of operations. The laws and regulations applicable to financial arrangements in the health care industry are complex and may be subject to varying interpretations.

DEPENDENCE ON MARKET ACCEPTANCE

     There can be no assurance that physicians, medical providers or the medical community in general will accept and utilize the services developed by PainCare. The extent that, and rate of which, these services achieve market acceptance and penetration will depend on many variables including, but not limited to, a timely penetration of the market, the establishment and demonstration in the medical community of the clinical safety, efficacy and cost-effectiveness of these services, the advantage of these services over existing technology, and third-party reimbursement practices. There can be no assurance that the medical community and third-party payors will accept PainCare's technology. Similar risks will confront any other services developed by PainCare in the future. Failure of PainCare's services to gain market acceptance would have a material adverse effect on PainCare's business, financial condition, and results of operations

LIMITED MARKETING AND SALES CAPABILITY

     PainCare has limited internal marketing and sales resources and personnel. In order to market any services it may develop, PainCare will have to develop a marketing and sales force with technical expertise and distribution capability (or out-source such duties to independent contractors. There can be no assurance that PainCare will be able to establish sales and distribution capabilities or that PainCare will be successful in gaining market acceptance for any services it may develop. There can be no assurance that PainCare will be able to recruit and retain skilled sales, marketing, service or support personnel, that agreements with payors will be available on terms commercially reasonable to PainCare, or at all, or that PainCare's marketing and sales efforts will be successful. Failure to successfully establish a marketing and sales organization, whether directly or through third parties, would have a material adverse effect on PainCare's business, financial condition, cash flows, and results of operations.

RISK OF LIABILITY

     PainCare's business exposes it to potential malpractice liability risks, which are inherent in such businesses. There can be no assurance that PainCare will not be subjected to future claims and potential liability. While PainCare plans to maintain insurance against malpractice and professional liability and defense costs, there can be no assurance that claims against PainCare arising with respect to its services will be successfully defended or that the insurance to be carried by PainCare will be sufficient to cover liabilities arising from such claims. A successful claim against PainCare in excess of PainCare's insurance coverage could have a material adverse effect on the combined company.

Furthermore, there can be no assurance that PainCare will be able to continue to obtain or maintain liability insurance on acceptable terms.

SUBSTANTIAL COMPETITION

     The healthcare industry in general, and the market for medical services in particular, are highly competitive. PainCare competes with companies that are larger in size than PainCare and have access to considerably greater financial resources than PainCare. PainCare competes by providing more personalized care to the patients they serve. Some of PainCare's direct competitors which provide contracted medical services may have access to considerably greater financial resources than PainCare. PainCare competes against other contract providers on the basis of quality of services, price and reliability. In the State of Florida, in particular, competition with respect to healthcare providers is
highly competitive.   There are numerous competitors larger in size than
PainCare which have access to considerably greater financial resources. PainCare relies on reputation and service to market its services.

FLORIDA AND FEDERAL SELF-REFERRAL LAWS

     A substantial portion of PainCare's business operations are in Florida. Florida's prohibition on self-referrals, Fla. Stat. (S)455.654 ("Self-Referral Act"), prohibits health care providers from referring patients, regardless of payment source (not just Medicare and Medicaid beneficiaries), for the provision of certain designated health services ("Florida Designated Health Services") to an entity in which the health care provider is an investor or has an investment interest. Under the Self-Referral Act, Florida Designated Health Services are defined as clinical laboratory, physical therapy, comprehensive rehabilitative, diagnostic-imaging and radiation therapy services. PainCare plans to purchase and currently operates facilities that provide some or all of these Florida Designated Health Services. All health care products and services not considered Florida Designated Health Services are classified as "other health services." The Self-Referral Act also prohibits the referral by a physician of a patient for "other health services" to an entity in which that physician is an investor, unless (i) the physician's investment interest is in the registered securities of a publicly traded corporation whose shares are traded on a national exchange or over-the-counter market and which has net equity at the end of its most recent fiscal quarter in excess of $50,000,000; or (ii) the physician's investment interest is in an entity whereby (a) no more than 50% of the value of the investment interests in the entity may be held by investors who are in a position to make referrals to the entity; (b) the terms under which an investment interest is offered must be the same for referring investors and non-referring investors; (c) the terms under which an investment interest is offered may not be related to the investor's volume of referrals to the entity; and (d) the investor must not be required to make referrals or be in the position to make referrals to the entity as a condition for becoming or remaining an investor.

     Entities that meet either exception must also (i) not lend to or guarantee a loan to an investor who is in a position to make referrals if the investor uses any part of that loan to obtain the investment interest, and (ii) distribute profits and losses to investors in a manner that is directly proportional to their capital investment.

     The Self-Referral Act excludes from the definition of "referral" certain services provided by specific health care providers such as referrals by a cardiologist for cardiac catheterization services. There are, however, no assurances that the definition of what constitutes a referral will remain in place.

     The definition of referral also excludes services by a health care provider who is a sole provider or member of a group practice that are provided solely for the referring health care provider's or group practice's own patients. Physician investors cannot refer to PainCare for Florida Designated Health Services based upon this exception under the Self-Referral Act because PainCare does not provide Florida Designated Health Services solely for the referring physician's or his or her group practices own patients. So long as physician investors do not refer to PainCare for Florida Designated Health Services, PainCare believes it will be in compliance with the Self-Referral Act. Although PainCare will have mechanisms in place to monitor referrals from physician investors, it is the responsibility of the physician investors to comply with the Self-Referral Act and there can be no assurances that physician investors will comply with such law. Violations thereof could adversely affect PainCare, as well as result in regulatory action against it.

     The Self-Referral Act also imposes certain disclosure obligations on PainCare and physician investors that are referring physicians. Under the Self-Referral Act, a physician may not refer a patient to an entity in which he or she is an investor, even for services that are not Florida Designated Health Services, unless, before doing so, the patient is given a written statement disclosing, among other things, the physician's investment interest in the entity to which the referral is made. The Self-Referral Act also imposes disclosure obligations on the entities to which physician investors refer patients. Appropriate disclosures will be required for physician investors. It is the responsibility of any referring physician investor to comply with such statutes, regulations and professional standards. However, this law may discourage certain physician investors from making referrals to PainCare or encourage patients to choose alternative health care providers. In addition, the violation thereof could adversely affect PainCare, as well as result in regulatory action against it.

     The Federal statute relating to self-referrals, 42 USC (S)1395 nn (the "Stark Law"), restricts the ability of a physician to refer patients for the furnishing of certain designated health services ("Designated Health Services") to health care entities when the physician (or immediate family member) has a financial relationship, directly or indirectly, with the entity receiving the referral. Moreover, the entity may not present or cause to be presented a claim or bill for the Designated Health Services, either to the Medicare or Medicaid programs or any other individual or third-party payor. The financial relationship may be either an investment interest (either equity or debt) or a compensation arrangement. Designated Health Services for purposes of the Stark Law include: (i) clinical laboratory services, (ii) physical therapy services,
(iii) occupational therapy services, (iv) radiology services, including magnetic resonance imaging, computerized axial tomography scans, and ultrasound services,
(v) radiation therapy services and supplies, (vi) durable medical equipment and supplies, (vii) parenteral and enteral nutrients, equipment, and supplies,
(viii) prosthetics, orthotics, and prosthetic devices and supplies, (ix) home health services, (x) outpatient prescription drugs, and (xi) inpatient and outpatient hospital services.

     There are exceptions to the Stark Law that apply (i) to both ownership or investment interests and compensation arrangements, (ii) only to ownership or investment interests, or (iii) only to compensation arrangements. The current structure of PainCare will not meet any of the exceptions to permit a physician investor's referral for Designated Health Services. Therefore, physician investors cannot refer to PainCare for Designated Health Services. Although PainCare will have mechanisms in place to monitor referrals from physician investors, it is the responsibility of physician investors to comply with the Stark Law and no assurance can be given that physician investors will comply with such law.

     Two of the exceptions that protect only compensation arrangements are for employees and personal services, and their requirements are similar to the Safe Harbor requirements discussed above. However, unlike the Safe Harbors to the Anti-Kickback Law, the exceptions to the Stark Law must be complied with fully. PainCare believes it currently meets the requirements of both of these exceptions.

     Notwithstanding PainCare's belief that it currently is in compliance with the Stark Laws, no assurance can be given that a federal agency charged with enforcement and/or interpreting the Stark Law, or a private party, might not successfully assert a contrary position, or that future federal statutes, regulations, administrative interpretations and/or judicial decisions would cause an investor's referral to be prohibited, or result in the imposition of penalties on PainCare or investors. Even the assertion of a violation could have a material adverse effect upon the financial condition and results of the operation of PainCare.

     Violations of the Florida and Federal self-referral laws may result in substantial civil penalties and administrative sanctions for individuals or entities, including exclusion from participation in the Medicare and Medicaid programs, as well as the suspension or revocation of a physician's license to practice medicine and surgery in Florida. Such sanctions, if applied to PainCare or any of its physician investors, would result in significant loss of reimbursement and could have a material adverse effect on PainCare.

     An Advisory Opinion procedure similar to that discussed above and the Declaratory Statement procedure also are available for parties seeking guidance as to whether a specific transaction violates the Stark Law or the Self-Referral Act, as the case may be. Potential investors should be aware that PainCare does not intend to seek the guidance available under either of these procedures.

PATIENT BROKERING ACT

      Florida also has a criminal prohibition regarding the offering, soliciting, or receiving of remuneration, directly or indirectly, in cash or in kind, in exchange for the referral of patients (the "Patient Brokering Act"). One of the exceptions to this prohibition is for business and compensation arrangements that do not violate the Anti-Kickback Law. Accordingly, so long as PainCare is in compliance with the Anti-Kickback Law, then it will be in compliance with the Patient Brokering Act.

CREDIT RISK

     PainCare will bill the patients and/or their insurance carriers for services provided by its client clinics and/or physicians, including physician fees, facility fees and technical fees. By undertaking the responsibility for patient billing and collection activities, PainCare may assume the credit risk presented by the patient base, as well as the risk of payment delays attendant to reimbursement through governmental programs or third party payors. If PainCare is unsuccessful in collecting a substantial amount of such fees it will have a material adverse affect on the combined company.

VOLATILITY OF STOCK PRICES

     In the event that an established public market for the common stock develops, market prices will be influenced by many factors, and will be subject to significant fluctuation in response to variations in operating results of PainCare and other factors such as investor perceptions of PainCare, supply and demand, interest rates, general economic conditions and those specific to the industry, developments with regard to PainCare's activities, future financial condition and management.

CONTROL BY MANAGEMENT

     Officers and Directors of PainCare and its subsidiaries will hold common shares which will represent approximately 43% of the outstanding shares entitled to vote on matters presented to stockholders of the combined company following the merger. Management of the combined company will therefore have voting control of the combined company. See "Voting Securities and Principal Stockholders."

NO DIVIDENDS

     PainCare does not currently intend to pay cash dividends on its common stock and does not anticipate paying such dividends at any time in the foreseeable future. At present, the combined company will follow a policy of retaining all of its earnings, if any, to finance the development and expansion of its business.

LIMITED LIABILITY OF MANAGEMENT

     PainCare has adopted provisions in its Articles of Incorporation which limit the liability of its officers and directors and provisions in its By-laws which provide for indemnification by PainCare of its officers and directors to the full extent permitted by Nevada corporate law. PainCare's Articles of Incorporation generally provides that its directors shall have no personal liability to the company or its stockholders for monetary damages for breaches of their fiduciary duties as directors, except for breaches of their duties of loyalty, acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, acts involving unlawful payment of dividends or unlawful stock purchases or redemptions, or any transaction from which a director derives an improper personal benefit. Such provisions substantially limit the stockholders' ability to hold directors liable for breaches of fiduciary duty.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

     HelpMate and PainCare believe this document contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to risks and uncertainties and are based on the beliefs and assumptions of the management of HelpMate and PainCare, based on information currently available to each company's management. When we use words such as "believes," "expects," "anticipates," "intends," "plans," "estimates," "should," "likely" or similar expressions, we are making forward-looking statements. Forward-looking statements include, among other things, the information concerning possible or assumed future results of operations of HelpMate set forth under:

     "Summary";

     "Risk Factors";

     "The Merger -- Background of the Merger," "

     "Unaudited Pro Forma Financial Statements."

     Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. The future results and shareholder values of HelpMate or PainCare may differ materially from those expressed in the forward-looking statements. Many of the factors that will determine these results and values are beyond our ability to control or predict. Shareholders are cautioned not to put undue reliance on any forward-looking statements. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

     For a discussion of some of the factors that may cause actual results to differ materially from those suggested by the forward-looking statements, please read carefully the information under "Risk Factors" beginning on page 14. This list of factors that may affect future performance and the accuracy of forward-looking statements is illustrative, but by no means exhaustive. Accordingly, all forward-looking statements should be evaluated with the understanding of their inherent uncertainty. We expressly disclaim any obligation to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

                     MARKET PRICE AND DIVIDEND INFORMATION

Market Price Information

     HelpMate common stock has traded on the Over The Counter Bulletin Board under the symbol HELP since September 29, 1997.

     The table below sets forth, for the periods indicated, the reported high and low sale prices of HelpMate common stock on the Over The Counter Bulletin Board. Because there is no established trading market for shares of PainCare common stock, information with respect to the market prices of PainCare stock has been omitted.



                                                                HelpMate
                                                              COMMON STOCK
                                                              ------------
                                                            HIGH         LOW
                                                            ----         ---
CALENDAR 1999

Quarter ended March 31, 1999.......................        $0.44         $0.19
Quarter ended June 30, 1999........................        $0.39         $0.17
Quarter ended September 30, 1999...................        $0.34         $0.19
Quarter ended December 31, 1999....................        $0.48         $0.17

CALENDAR 2000

Quarter ended March 31, 2000.......................        $0.60         $0.15
Quarter ended June 30, 2000........................        $0.16         $0.11
Quarter ended September 30, 2000...................        $0.10         $0.04
Quarter ended December 31, 2000....................        $0.15         $0.05

CALENDAR 2001

Quarter ending March 31, 2001......................        $0.10         $0.05
Quarter ending June 30, 2001.......................        $0.08         $0.05
Quarter ending September 30, 2001..................        $0.07         $0.06
Quarter ending December 31, 2001...................        $0.09         $0.05

     On October 23, 2001, the last reported sale price of HelpMate common stock on the Over-the-Counter Bulletin Board was $0.08 per share and we publicly announced the proposed merger after the close of trading on such date.

     The capital stock of PainCare is not publicly traded, and no market information relating to its capital stock is available.

     On December 31, 2001, the most recent practicable date prior to the filing this joint registration statement, HelpMate had approximately 151 shareholders of record and the last reported sale price of HelpMate common stock on the Over-the-Counter Bulletin Board was $0.07 per share.

     Because the market price of HelpMate common stock may fluctuate, the market price per share of the shares of HelpMate common stock that holders of PainCare stock will receive in the merger may increase or decrease prior to the merger.

WE URGE PAINCARE SHAREHOLDERS TO OBTAIN A CURRENT MARKET QUOTATION FOR HELPMATE COMMON STOCK.

     We cannot assure you as to what the market price will be at the effective time of the merger. The number of shares to be issued by HelpMate in the merger is fixed. Accordingly, the market value of the shares of HelpMate common stock that holders of PainCare stock will receive may vary significantly from the prices shown above.

                             DIVIDEND INFORMATION

     HelpMate has never declared or paid any dividends on its common stock. HelpMate does not expect to pay cash dividends in the foreseeable future.

     PainCare has never paid any cash dividends on the PainCare common stock, and if the merger is not consummated, it anticipates that it will continue to retain any earnings for the foreseeable future for use in the operation of the business.

                             NO DISSENTERS' RIGHTS

Neither the HelpMate shareholders or the PainCare shareholders are entitled to rights of dissent or appraisal with respect to this merger.

                                  THE MERGER

     The following summarizes the material terms of the merger and the merger agreement. We urge shareholders to read carefully the merger agreement.

BACKGROUND OF THE MERGER

     Following the sale of its assets to Pyxis Corporation on December 30, 1999, HelpMate's business plan has been to effect a business combination with an operating business, such as PainCare, which HelpMate believes has potential to increase stockholder value.

     On May 29, 2001, Joseph F. Engelberger, HelpMate's President and Chief Executive Officer, called Randy Lubinsky, PainCare's Chief Executive Officer to explore Mr. Lubinsky's interest in a potential business combination between the two companies and to suggest a meeting.

     On June 5, 2001, HelpMate and PainCare entered into a mutual nondisclosure agreement.

     On June 7, 2001, PainCare's management made a presentation concerning PainCare's products and markets to HelpMate's management. Later that day, Messrs. Engelberger and Lubinsky discussed by phone the potential combination of HelpMate and PainCare.

     On June 11, 2001, Messrs. Engelberger and Lubinsky discussed by telephone the structure of a potential acquisition.

     On June 12, 2001 to August 8, 2001, representatives of HelpMate and PainCare and their respective legal advisors negotiated the terms of the non-binding letter of intent.

     On June 14, 2001, representatives of HelpMate and PainCare discussed by telephone the parameters of a potential acquisition, including valuation, structure and synergies.

     On June 22, 2001, HelpMate submitted a non-binding letter of intent to PainCare indicating HelpMate's interest in entering into a merger transaction. The letter of intent also contemplated a non-solicitation covenant and a termination fee.

     On July 12, 2001, HelpMate delivered its initial due diligence request to PainCare.

     From July, 2001 through September, 2001, representatives of HelpMate and PainCare and their legal advisors had numerous telephone conferences and exchange various drafts on the Merger Agreement and discussed and conducted due diligence requests and information on their respective companies.

     From July, 2001 through September, 2001, representatives of HelpMate and PainCare continued to conduct additional due diligence on their respective companies.

     On July 19, 2001, PainCare's legal counsel delivered a draft of the merger agreement to HelpMate and its counsel.

     From July, 2001 to September, 2001, representatives of HelpMate, PainCare and their respective legal advisors negotiated the terms of the merger agreement and the other definitive documents.

     On August 18, 2001, PainCare's board of directors met telephonically to discuss the proposed transaction. At this meeting, the CEO and CFO of PainCare, reviewed for the board the principal terms of the merger. After discussion and deliberation, the PainCare board unanimously:

     determined that the merger is fair to, and in the best interests of, PainCare's shareholders; and

     approved the merger.

     On August 28, 2001, HelpMate's board of directors held a special meeting to consider the approval of the merger and the merger agreement and related agreements. At the HelpMate board meeting, Mr. Engelberger again reviewed the strategic and business rationale for the proposed merger and the principal terms of the merger agreement and the related agreements. After discussion and deliberation, the HelpMate board approved the merger.

     On September 11, 2001, HelpMate and PainCare executed the non-binding letter of intent.

     On October 23, 2001 PainCare and HelpMate issued a joint press release announcing the execution of the non-binding letter of intent.

     On December 20, 2001, HelpMate and PainCare finalized, executed and delivered the merger agreement.

     Effective as of January 4, 2002, all of HelpMate's Directors except for Joseph F. Engleberger have resigned in contemplation of the merger with PainCare.

RECOMMENDATION OF HELPMATE'S BOARD OF DIRECTORS AND HELPMATE'S REASONS FOR THE MERGER

     The HelpMate board of directors has approved the merger, the merger agreement and the transactions contemplated thereby and believes that the terms of the merger are fair to, and in the best interests of, HelpMate and its shareholders. The summary set forth below briefly describes certain of the reasons, factors, and information taken into account by the HelpMate board in its conclusion. The HelpMate board did not assign any relative or specific weights to the factors considered in reaching such determination and individual directors may have given differing weights to different factors.

     In reaching its determination the HelpMate board consulted with HelpMate's management and legal advisors, and carefully considered a number of factors, including:

     the board of directors of HelpMate has determined that the merger with PainCare will have the potential to satisfy HelpMate's long-term strategic objectives which HelpMate's board of directors expects will benefit its shareholders;

     the favorable terms and structure of the transaction, including the fixed number of shares being issued to the PainCare shareholders;

     HelpMate's shareholders would have the opportunity to participate in the potential for growth of the combined company after the merger;

     the strength of the PainCare management team;

     the board's belief that the combination of the two companies will be attractive to potential investors and enable the combined company to raise funds to pursue its objectives;

     current industry, economic and market conditions;

     the fact that the combined company would have a larger market capitalization and a more liquid trading market for its common stock, which the board of directors believed could possibly result in a better trading multiple;

     the potential for other parties to enter into strategic relationships with or to acquire HelpMate subsequent to the merger; and

     The HelpMate board of directors also considered several potentially unfavorable factors. The most significant of these were:

     the risk PainCare products and services would not be successfully developed and marketed in the projected timetable, if at all, and the risk that other benefits of the merger would not be fully achieved;

     the risk of disruption of PainCare's on-going business as a result of uncertainties created by the merger;

     the substantial dilution to HelpMate's current shareholders;

     the risk that the merger might not be consummated despite the parties' efforts and the cost to HelpMate if the merger is abandoned;

     the substantial charges to be incurred in connection with the merger, including new officers and directors of Post-Merger HelpMate and transaction expenses arising from the merger;

     the significant amount of cash needed to close the transaction and satisfy PainCare's working capital needs; and

     the risk that HelpMate conducted no independent financial valuation of PainCare.

     The foregoing discussion of the information and facts considered by the HelpMate board of directors is not intended to be exhaustive but includes material factors considered by the HelpMate board of directors. In view of the complexity and wide variety of information and factors, both positive and negative, considered by the HelpMate board of directors, it did not find it practical to quantify, rank or otherwise assign relative or specific weights to the factors considered. In addition, the HelpMate board did not reach any specific conclusion with respect to each of the factors considered, or any aspect of any particular factor. Instead, the HelpMate board of directors conducted an overall analysis of the factors described above, including discussions with HelpMate's management and legal and financial advisors.

     After taking into consideration all of the factors set forth above, HelpMate's board of directors concluded that HelpMate should proceed with the merger.

RECOMMENDATION OF THE BOARD OF DIRECTORS OF PAINCARE; PAINCARE'S REASONS FOR THE MERGER

     PainCare's board determined that the merger agreement and the related transactions, including the merger, are fair to and in the best interests of PainCare and its shareholders. Accordingly, the PainCare board has approved the merger agreement and the merger.

     In the course of reaching its decision to adopt the merger agreement, the PainCare board consulted with PainCare's management, as well as its outside legal and financial counsel, and considered the following material factors:

     the risks and potential rewards associated with, as an alternative to the merger, continuing to execute PainCare's strategic plan as an independent private entity. Such risks include, among others, the risks associated with PainCare's ability to raise adequate capital to fund operations, and such rewards include, among others, the ability of existing PainCare shareholders to partake in the potential future growth and profitability of Post-Merger HelpMate;

     the possibility, as alternatives to the merger, becoming public by filing a registration statement with the SEC, seeking to be acquired by another company, seeking to engage in one or more joint ventures or seeking to engage in a combination with a company other than HelpMate and the PainCare board's conclusion that a transaction with HelpMate is more feasible, and is expected to yield greater benefits, than the likely alternatives. The PainCare board concluded that a combination with HelpMate was more feasible than the other alternatives it reviewed for reasons including the fact that HelpMate was interested in pursuing a transaction with PainCare, and PainCare's view that the transaction could be acceptably completed from a timing and regulatory standpoint, and would yield greater benefits than the alternatives given HelpMate's financial strength, and the ability of a combined company to fund a greater number of long-term growth projects and to compete effectively;

     the value of the consideration provided for in the merger agreement based on the then-current market price and historical trading price of HelpMate shares over the past year and relative to the stock price premiums paid in mergers of comparable size that the premium offered in the merger was within the range of premiums paid in comparable transactions, and that PainCare's shareholders would hold approximately 90% of the outstanding stock of the combined company after the merger;

     the prospects of PainCare to compete effectively in the future, the history of HelpMate based on PainCare's analysis of publicly available information, and PainCare management's view, based on its due diligence;

     the ability to complete the merger as a tax-free reorganization for United States federal income tax purposes;

     the terms and conditions of the merger agreement, which permit PainCare generally to conduct its business in the ordinary course prior and subsequent to the merger;

     that four designees of PainCare would become the sole officers and directors of Post-Merger HelpMate;

     that while the merger is likely to be completed, there are risks associated with obtaining necessary approvals, and as a result of certain conditions to the completion of the merger, it is possible that the merger may not be completed. See "The Merger Agreement -- Conditions to Obligations to Effect Merger";

     the interests that certain executive officers and directors of PainCare may have with respect to the merger in addition to their interests as shareholders of PainCare generally. See " -- Interests of Executive Officers and Directors of PainCare in the Merger";

     the merger will enable PainCare shareholders to participate in, and benefit from the future growth potential of, a public company with a greater depth of, marketing opportunities and financial and operating resources which should enhance the ability to bring its products and services to market;

     the public market for HelpMate common stock will offer PainCare shareholders minimal liquidity while avoiding the risk and investment in time and expense of an initial public offering, if such initial public offering were even possible in today's market environment. The PainCare board also considered the risk and lack of exposure and volume of its stock by virtue of its listing on The Over-the-Counter Bulletin Board;

     the availability of stock options for the publicly traded HelpMate stock should enable the combined companies to attract high caliber employees and consultants to continue the development of its business; and

     after the merger, the combined companies will be able to pursue further acquisitions to strengthen their product and service offerings using the publicly traded HelpMate common stock as all or part of the consideration.

     In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the PainCare board did not find it useful to and did not attempt to quantify, rank or otherwise assign relative weights to these factors. In addition, the PainCare board did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the PainCare board's ultimate determination, but rather the PainCare board conducted an overall analysis of the factors described above, including thorough discussions with and questioning of PainCare's management and legal, financial and accounting advisors. In considering the factors described above, individual members of the PainCare board may have given different weight to different factors.

INTERESTS OF EXECUTIVE OFFICERS AND DIRECTORS OF PAINCARE IN THE MERGER

     In considering the recommendation of the PainCare board of directors in favor of the merger agreement and the merger, PainCare shareholders should be aware of the interests that certain directors and executive officers of PainCare have in the merger as specified in the merger agreement that are different from, or in addition to the interests of the shareholders of PainCare generally. These interests are different from and in addition to their interests as shareholders and the interests of the other PainCare shareholders. These interests relate to or arise from, among other things:

     employment offers being extended to PainCare management members;

     the continued indemnification of PainCare directors and officers for actions taken prior to the merger; and

     the election of Randy Lubinsky, Mark Szporka, Jay Rosen, M.D. and Peter Rothbart, M.D. as the sole members of the HelpMate board of directors upon the completion of the merger.

     Except as described in this section, those persons have, to the knowledge of HelpMate and PainCare, no material interest in the merger apart from those of shareholders generally. The PainCare board of directors was aware of, and considered the interests of, their directors and executive officers when it approved the merger agreement and the merger.

     PainCare Stock Options. No options to purchase shares of PainCare common stock granted to directors and executive officers of PainCare will accelerate upon the completion of the merger. The following table shows options held by directors and executive officers of PainCare as of December 31, 2001 and assumes the merger occurs on or before February 28, 2002:

                                                                                           NUMBER OF SHARES OF
                                                     NUMBER OF SHARES OF                 COMMON STOCK SUBJECT TO    OPTION SHARES
                                         DATE OF       PAINCARE COMMON                       OPTIONS THAT ARE     EXERCISABLE UPON
                                          OPTION       STOCK SUBJECT TO     EXERCISE        EXERCISABLE AS OF      CONSUMMATION OF
        OFFICERS OR DIRECTORS             GRANT            OPTIONS           PRICE          DECEMBER 31, 2001          MERGER
-------------------------------------   ---------   --------------------   ----------    -----------------------   -----------------
Randy Lubinsky                              8/1/00         200,000            $ .05               200,000              200,000
Mark Szporka                                8/1/00         200,000            $ .05               200,000              200,000
Jay Rosen, M.D.                            10/1/00         200,000            $ .05               200,000              200,000
Peter Rothbart, M.D.                       12/7/00         140,000            $ .05               140,000              140,000
Ron Riewold                                 4/1/01         775,000            $1.00                25,000               25,000
Stanley Swartz                             11/1/00          60,000            $ .05                60,000               60,000

     Continued Employment. Following the merger, the following individuals will remain employed by HelpMate in positions substantially similar to those in which they currently serve PainCare:

         Randy Lubinsky
         Mark Szporka
         Jay Rosen, M.D.

     It is anticipated that each of these individuals will execute employment agreements and will be eligible for an annual cash bonuses and be able to participate in Post-Merger HelpMate's stock option plan. Please see "Other Agreements -- Employment Agreement" below for a description of the offers.

STOCK OPTIONS

     Under the merger agreement, at the effective time of the merger, HelpMate will assume the PainCare 2000 Stock Option Plan, the PainCare 2001 Stock Option Plan and all stock options granted under the plan. Each stock option outstanding under the plan at the effective time will be converted into a stock option to acquire HelpMate common stock on the same terms and conditions as applied to the PainCare stock option. The number of shares of HelpMate common stock to be issued in respect of a HelpMate option will be equal to the number of shares of PainCare common stock that would be issued in respect of that option multiplied by one (1). The exercise price per share of HelpMate common stock for any PainCare option will be equal to the exercise price per share of PainCare common stock for that option divided by one (1). As of December 31, 2001, the number of shares of PainCare common stock reserved for issuance pursuant to outstanding PainCare stock options under the plans was 5,000,000.

WARRANTS AND CONVERTIBLE NOTES

     Under the merger agreement, at the effective time of the merger, HelpMate will assume all warrants and convertible notes issued by PainCare. Each warrant and other derivative instrument outstanding at the effective time will be converted into a warrant or derivative instrument, as the case may be, to acquire HelpMate common stock on the same terms and conditions as applied to the PainCare warrant or derivative instrument, as the case may be. The number of shares of HelpMate common stock to be issued in respect of a PainCare warrant or other derivative instrument, as the case may be, will be equal to the number of shares of PainCare common stock that would be issued in respect of that warrant multiplied by one (1). The exercise price per share of HelpMate common stock for any PainCare warrant or derivative instrument, as the case may be, will be equal to the exercise price per share of PainCare common stock for that warrant or derivative instrument, as the case may be, divided by one (1). As of December 31, 2001, the number of shares of PainCare common stock reserved for issuance pursuant to outstanding PainCare warrants and convertible notes issued by PainCare was 2,659,459, excluding unearned amounts.

ACCOUNTING TREATMENT OF THE MERGER

     The merger will be accounted for under the purchase method of accounting for a business combination in accordance with accounting principles generally accepted in the United States. No goodwill or intangibles will be recorded since HelpMate represents a public shell corporation with only monetary assets.

FORM OF MERGER

     Subject to the terms and conditions of the merger agreement and in accordance with Connecticut and Nevada law, at the effective time of the merger, HelpMate Sub, will merge with and into PainCare. PainCare will be the surviving corporation of the merger. It is anticipated that soon thereafter HelpMate will change its name to PainCare, Inc.

MERGER CONSIDERATION

     At the effective time of the merger, the HelpMate common stock will be issued to the PainCare shareholders based on the number of shares of PainCare common stock held by such shareholder.

     PainCare shareholders will receive one share of HelpMate common stock for each share of PainCare common stock they own. As of the effective time of the merger, all shares of PainCare stock will no longer be outstanding, will automatically cancel and will cease to exist. At that time, each holder of a certificate representing shares of PainCare stock will cease to have any rights as a shareholder except the right to receive HelpMate common stock and the right to any dividends or other distributions in accordance with the merger agreement. The merger consideration was determined through arm's-length discussions among the board of directors and certain officers of HelpMate and PainCare.

EFFECTIVE TIME OF THE MERGER

     The merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Nevada, and the Secretary of State of the State of Connecticut or at such later time as stated in the certificates of merger or agreed upon by HelpMate and PainCare. The filing of the certificate of mergers will occur at the time of closing of the merger.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of the material United States federal income tax consequences of the merger to PainCare shareholders who exchange their shares of PainCare stock for shares of HelpMate common stock. This discussion addresses only the United States federal income tax consequences to PainCare shareholders who hold their shares of PainCare stock as capital assets and does not address all of the United States federal income tax consequences that may be relevant to particular shareholders in light of their individual circumstances. This discussion also does not address the tax consequences to PainCare shareholders who are subject to special rules, including, without limitation, financial institutions, tax-exempt organizations, insurance companies, dealers in securities or foreign currencies, foreign holders, persons who hold their shares of PainCare stock as or in a hedge against currency risk, a constructive sale, or conversion transaction, holders who are subject to the alternative minimum tax, or holders who acquired their shares pursuant to the exercise of employee stock options or otherwise as compensation. This discussion does not address the tax consequences of transactions effectuated prior or subsequent to, or concurrently with, the merger (whether or not such transactions are undertaken in connection with the merger). In addition, this discussion does not address the effects of the merger under any state, local or foreign tax laws.

     The following summary is not binding on the Internal Revenue Service or a court. It is based on the Internal Revenue Code, laws, regulations, rulings and decisions in effect on the date hereof, all of which are subject to change, possibly with retroactive effect, or to different interpretations which could result in federal income tax consequences different from those described above. As a result, neither PainCare nor HelpMate can assure you that the tax considerations contained in this discussion will not be challenged by the Internal Revenue Service or will be sustained by a court if challenged by the Internal Revenue Service. No ruling has been or will be sought from the Internal Revenue Service as to the United States federal income tax consequences of the merger. Further, no tax opinion has been or will be sought from counsel to PainCare or from counsel to HelpMate as to the United States federal income tax consequences of the merger.

     PAINCARE SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO THEM, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE MERGER TO THEM AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS.

     The parties intend the merger to qualify as a reorganization under Section 368(a) of the Internal Revenue Code. Provided that the merger so qualifies, then, subject to the assumptions, limitations, and qualifications referred to herein, the merger should result in the following federal income tax consequences:

     (i) A PainCare shareholder will recognize no gain or loss upon the receipt of shares of HelpMate common stock in exchange for the shareholder's PainCare stock.

     (ii) The tax basis of the shares of HelpMate common stock received by a PainCare shareholder in the merger will be equal to the adjusted tax basis of the shares of PainCare stock surrendered in the merger.

     (iii) The holding period of the shares of HelpMate common stock received by an PainCare shareholder in the merger, will include the holding period of the shares of PainCare stock surrendered in exchange therefore in the merger.

     Notwithstanding the foregoing, some attributes of the merger agreement may not comply in all respects with certain Internal Revenue Service guidelines for the issuance of advance letter rulings regarding the tax consequences of transactions intended to qualify as reorganizations under Section 368(a) of the Internal Revenue Code. Although the Internal Revenue Service has specifically indicated that such guidelines are only applicable for purposes of obtaining advance letter rulings and do not necessarily constitute substantive rules of law, there can be no assurances that the Internal Revenue Service will not attempt to assert the guidelines as substantive legal requirements. If such an attempt were successful, some (or, in certain cases, all) of the conclusions set forth in the foregoing numbered paragraphs would be inapplicable.

     If the Internal Revenue Service were to challenge successfully the reorganization status of the merger, a PainCare shareholder would recognize taxable gain or loss upon the receipt of shares of HelpMate common stock. Any gain or loss recognized generally would be capital gain or loss. In such event, a PainCare shareholder's tax basis in any shares of HelpMate common stock received would equal the fair market value of the shares on the date they are received and the holding period for such shares would begin on the date immediately following the date such shares are received.

     Each PainCare shareholder will be required to attach a statement to the shareholder's tax return for the year of the merger that contains the information listed in Treasury Regulation Section 1.368-3(b). Such statement must include the shareholder's tax basis in the PainCare stock exchanged and a description of the HelpMate common stock and cash received therefore. EACH PAINCARE SHAREHOLDER IS URGED TO CONSULT HIS, HER, OR ITS TAX ADVISOR REGARDING THIS STATEMENT AND ANY OTHER TAX REPORTING OBLIGATIONS.

     THE ABOVE DISCUSSION IS INTENDED TO PROVIDE ONLY A SUMMARY OF THE MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER. IT IS NOT INTENDED TO BE A COMPLETE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER. IT DOES NOT ADDRESS CERTAIN CATEGORIES OF SHAREHOLDERS, AND IT DOES NOT ADDRESS STATE, LOCAL, OR FOREIGN TAX CONSEQUENCES. IN ADDITION, AS NOTED ABOVE, IT DOES NOT ADDRESS TAX CONSEQUENCES THAT MAY VARY WITH, OR ARE CONTINGENT UPON, INDIVIDUAL CIRCUMSTANCES. WE STRONGLY URGE YOU TO CONSULT YOUR TAX ADVISOR TO DETERMINE YOUR PARTICULAR UNITED STATES FEDERAL, STATE, LOCAL OR FOREIGN INCOME OR OTHER TAX CONSEQUENCES RESULTING FROM THE MERGER, IN LIGHT OF YOUR INDIVIDUAL CIRCUMSTANCES.

NO RIGHT OF SHAREHOLDERS TO DISSENT

     Under the Connecticut Business Corporation Act and the Revised Nevada Statutes, neither the holders of HelpMate common stock or the PainCare shareholders have any right to dissent or appraisal rights in connection with the transactions contemplated by the merger agreement.

RESALE OF HELPMATE COMMON STOCK ISSUED IN CONNECTION WITH THE  MERGER

     The shares of HelpMate common stock issuable to shareholders of PainCare upon consummation of the merger will have been registered under the Securities Act of 1933. Such shares will be freely tradable without restriction by those shareholders who are not deemed to be 'affiliates' of HelpMate or PainCare, as that term is defined under the Securities Act.

     Shares of HelpMate common stock received by those shareholders of PainCare who are deemed to be affiliates of PainCare may be resold without registration under the Securities Act as permitted by Rule 145 of the Securities Act or as otherwise permitted under the Securities Act.

                             THE MERGER AGREEMENT

     The following description summarizes the material provisions of the merger agreement. We urge all HelpMate and PainCare shareholders to read carefully the merger agreement, which is attached as Annex A to this registration statement.

THE MERGER

     Following the satisfaction or waiver of the other conditions to the merger, PainCare will be merged with and into HelpMate Sub. PainCare will survive the merger. If all conditions to the merger are satisfied or waived, the merger will become effective at the time of the filing by the surviving corporation of a duly executed certificate of merger with the Secretary of State of the State of Nevada and the Secretary of State of the State of Connecticut.

CONSIDERATION

     In connection with the merger, HelpMate will have effected a 22.19 reverse stock split, reducing its outstanding shares of common stock to 900,000 shares;

     In connection with the merger, HelpMate will issue an aggregate of up to 7,600,000 shares of common stock (7,555,357 shares of PainCare common stock are expected to be issued and outstanding at the time of the merger) in exchange for all of the shares of PainCare capital stock outstanding immediately prior to the effective time of the merger;

     HelpMate will also assume an aggregate of up to 5,000,000 options to purchase shares of HelpMate common stock (options to purchase 1,575,000 shares of PainCare common stock are expected to be outstanding at the time of the merger);

     HelpMate will also assume an aggregate of up to 615,000 warrants to purchase shares of HelpMate common stock (warrants to purchase 615,000 shares of PainCare common stock are expected to be outstanding at the time of the merger);

     HelpMate will also assume the obligation to issue in the aggregate 2,044,459 shares with respect to certain convertible notes to purchase shares of HelpMate common stock; and

     Lastly, holders of rights to receive certain contingent payments will be entitled to receive, if earned, 1,525,000 shares of HelpMate common stock (assuming a fair market value conversion price of $1.00).

CONVERSION OF SHARES

     Pursuant to the merger agreement, holders of PainCare capital stock and derivative instrument holders will receive the following merger consideration upon conversion of their shares:

                      NUMBER OF
                      PAINCARE      CONVERSION        NUMBER OF HELPMATE
        CLASS          SHARES          RATIO         SHARES TO BE ISSUED
     ------------     ---------     ----------       -------------------
     Common Stock     7,555,357       1.0000            7,555,357

TREATMENT OF PAINCARE STOCK OPTIONS

     At the effective time of the merger, each unexpired and unexercised outstanding option to purchase shares of PainCare common stock, whether vested or unvested, previously granted by PainCare under its 2000 Stock Option Plan and 2001 Stock Option Plan will be assumed by HelpMate and converted into options to purchase shares of HelpMate common stock. The number of shares of HelpMate common stock subject to the assumed PainCare stock options will remain the same. The exercise price per share of HelpMate common stock under the PainCare stock options will equal the exercise price per share of the PainCare common stock under the original stock options.

TREATMENT OF PAINCARE WARRANTS

     At the effective time of the merger, each unexpired and unexercised outstanding warrant to purchase shares of PainCare common stock, whether vested or unvested, previously granted by PainCare will be assumed by HelpMate and converted into warrants to purchase shares of HelpMate common stock. The number of shares of HelpMate common stock subject to the assumed PainCare warrants will remain the same. The exercise price per share of HelpMate common stock under the PainCare warrants will equal the exercise price per share of the PainCare common stock under the original warrants.

TREATMENT OF PAINCARE OUTSTANDING PROMISSORY NOTES

     Upon consummation of the merger, HelpMate will assume the obligation to issue HelpMate common stock at the rate of one HelpMate common share for each PainCare common share that would have otherwise been issued upon the conversion of convertible promissory notes in the aggregate the face amount of $2,644,459. In addition, HelpMate will assume the obligation to issue HelpMate common stock directly and upon conversion of convertible promissory notes if earned pursuant to certain contingent earn-out provisions in the aggregate face amount of $1,050,000.

EXCHANGE OF STOCK CERTIFICATES

     Surrender of Shares of PainCare common stock. From and after the effective time of the merger, each holder of a certificate which represented, prior to the effective time, shares of PainCare capital stock will have the right to surrender each certificate to HelpMate and receive certificates representing the requisite number of shares of HelpMate common stock. The surrendered certificates will be cancelled. PAINCARE SHAREHOLDERS SHOULD NOT SEND IN THEIR STOCK CERTIFICATES UNTIL THEY RECEIVE ADDITIONAL INFORMATION FROM EITHER HELPMATE OR PAINCARE.

     No Further Registration or Transfer of PainCare Common Stock. At the effective time of the merger, the stock transfer books of PainCare will be closed and there will be no further transfers of shares of PainCare common stock on the records of PainCare. After the effective time of the merger, the holders of PainCare stock certificates will cease to have any rights with respect to such shares of PainCare common stock except as otherwise provided for in the merger agreement or by applicable law.

     Lost Certificates. If any PainCare certificates are lost, stolen or destroyed, a PainCare shareholder must provide an appropriate affidavit of that fact. HelpMate may require the owner of such lost, stolen or destroyed PainCare certificates to deliver a bond as indemnity against any claim that may be made against HelpMate with respect to the PainCare certificates alleged to have been lost, stolen or destroyed.

REPRESENTATIONS AND WARRANTIES

     In the merger agreement, each of HelpMate and PainCare have made a number of representations and warranties about their business, financial condition, structure and other facts pertinent to the merger.

     The representations and warranties given by PainCare as they relate to PainCare include, among others:

     capitalization;

     compliance with applicable laws;

     required governmental and third-party consents;

     financial statements;

     the absence of certain changes in its businesses;

     tax matters;

     intellectual property;

     material contracts, agreements and commitments;

     litigation;

     subsidiaries;

     undisclosed liabilities;

     environmental matters; and

     the accuracy of information provided to the other party.

     The representations and warranties given by PainCare expire 12 months from the consummation of the merger.

     The representations and warranties given by HelpMate as they relate to HelpMate include, among others:

     organization, existence, good standing, corporate power and similar corporate matters;

     capitalization;

     authorization, execution, delivery and performance of and the enforceability of the merger agreement and related matters;

     compliance with applicable laws;

     financial statements;

     the absence of certain changes in its businesses;

     litigation;

     taxes;

     compliance with agreements;

     intellectual property;

     undisclosed liabilities;

     material agreements;

     required consents;

     the accuracy of information provided to the other party; and

     filings and reports with the Securities and Exchange Commission.

     The representations and warranties given by HelpMate expire 12 months from the consummation of the merger.

CERTAIN COVENANTS

     Each of HelpMate and PainCare has agreed to use its commercially reasonable best efforts to take all actions and to do all things necessary, proper or advisable to consummate the transactions contemplated by the merger agreement. Each party has made certain additional covenants to the other, including, among other things:

     Conduct of PainCare Business Prior to the Merger. PainCare has agreed to carry on its business in the ordinary course in substantially the same manner as previously conducted, except as contemplated by the merger agreement.

     Governmental and Third-Party Approvals. PainCare and HelpMate have agreed to use their respective commercially reasonable best efforts to obtain all waivers, permits, consents, approvals or other authorizations of all third parties and governmental entities which are necessary to be obtained by them to consummate the merger.

EXPENSES

     Each of HelpMate and PainCare will bear its own costs and expenses, including legal fees and expenses, incurred in connection with the merger and the filing of this registration statement on Form S-4 and causing such registration statement to be effective.

RELATED MATTERS AFTER THE MERGER

     At the time of the merger, PainCare will be merged with and into HelpMate Sub, and PainCare will become the surviving corporation in the merger. The articles of incorporation of PainCare will constitute the articles of incorporation of the surviving corporation, and the bylaws of PainCare will constitute the bylaws of the surviving corporation.

INDEMNIFICATION

     The merger agreement provides that PainCare will indemnify HelpMate, the HelpMate Sub, and each controlling person of HelpMate or HelpMate Sub for any and all damages, subject to the limitations described below, that HelpMate may suffer as a result of any of the following:

     any misrepresentation, breach of warranty or failure to perform any covenant or agreement of PainCare contained in the merger agreement; and

     any claims which arise out of or are based upon an untrue statement of a material fact contained in this registration statement or any amendment thereto.

     In addition, HelpMate shall indemnify PainCare, its officers and directors, the PainCare subsidiaries and each controlling person of PainCare in respect of, and hold them harmless against, any and all damages incurred or suffered by such parties resulting from, relating to or constituting any misrepresentation, breach of warranty or failure to perform any covenant or agreement of HelpMate contained in the merger agreement.

     any misrepresentation, breach of warranty or failure to perform any covenant or agreement of PainCare contained in the merger agreement; and

     any claims which arise out of or are based upon an untrue statement of a material fact contained in this registration statement or any amendment thereto.

     The total liability of PainCare or of HelpMate, as the case may be, for their or its indemnification obligations shall not exceed $1,000,000 and no party shall be liable until the aggregate claim for damages exceeds $50,000.

CONDITIONS TO OBLIGATIONS TO EFFECT MERGER

     The respective obligations of HelpMate and PainCare to effect the merger are subject to the condition that the registration statement on Form S-4 must have been declared effective by the Securities and Exchange Commission.

     In addition, the obligation of HelpMate to effect the merger is subject to the satisfaction or waiver of the following additional conditions:

     All representations and warranties of PainCare set forth in the merger agreement shall be true and correct in all material respects, as of the effective time of the merger;

     PainCare shall have performed or complied with in all material respects its agreements and covenants required to be performed or complied with under the merger agreement as of or prior to the effective time of the merger;

     PainCare shall have delivered to HelpMate a certificate to the effect that all representations and warranties made by PainCare under the merger agreement are true and correct as of the effective time of the merger;

     On or before the closing date, PainCare shall have delivered certified copies of resolution of its shareholders (to the extent required) and directors approving and authorizing the execution, delivery and performance of the merger agreement and authorizing all of the necessary and proper action to enable PainCare to comply with the terms of this Agreement;

     The merger shall be permitted by applicable state law;

     At the closing, all instruments and documents delivered to HelpMate pursuant to the provisions hereof shall be reasonably satisfactory to legal counsel for HelpMate;.

     PainCare shall deliver an opinion of its legal counsel to the effect that:

          PainCare and its subsidiaries are, each a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of incorporation;

          The merger agreement has been duly authorized, executed and delivered by PainCare and is a valid and binding obligation of PainCare enforceable in accordance with its terms;

          PainCare through its board of directors and stockholders have taken all corporate action necessary for performance under the merger agreement;

          The documents executed and delivered to HelpMate hereunder are valid and binding in accordance with their terms;

          PainCare has the corporate power to execute, deliver and perform under the merger agreement; and

          Legal counsel for PainCare is not aware of any liabilities, claims or lawsuits involving PainCare.

     In addition, the obligation of PainCare to effect the merger is subject to the satisfaction or waiver of the following conditions:

          The representations and warranties by or on behalf of HelpMate and HelpMate Sub contained in the merger agreement or in any certificate or document delivered pursuant to the provisions hereof shall be true in all material respects at and as of the losing and effective date as though such representations and warranties were made at and as of such time;

          HelpMate and HelpMate Sub shall have performed and complied with all covenants, agreements, and conditions set forth in, and shall have executed and delivered all documents required by the merger agreement to be performed or complied with or executed and delivered by them prior to or at the closing;

          On or before the closing, the shareholders of HelpMate, if required by law, the directors of HelpMate and HelpMate Sub, and HelpMate as sole shareholder of HelpMate Sub shall have approved in accordance with applicable state corporation law the execution and delivery of this Agreement and the consummation of the transactions contemplated herein;

          On or before the closing date, HelpMate and HelpMate Sub shall have delivered certified copies of resolutions of the sole shareholder and director of HelpMate Sub and of the directors and shareholders, if required, of HelpMate approving and authorizing the execution, delivery and performance of the merger agreement and authorizing all of the necessary and proper action to enable HelpMate and HelpMate Sub to comply with the terms of the merger agreement including the election of PainCare's nominees to the board of directors of HelpMate;

          The merger shall be permitted by applicable state law and HelpMate shall have sufficient shares of its capital stock authorized to complete the merger;

          At closing, all officers and directors of HelpMate shall have resigned in writing from their positions as officers and directors and the following PainCare nominees shall been elected and shall serve as the officers and directors of HelpMate until their resignation, retirement or dismissal:

          Randy Lubinsky - Chairman of the Board and CEO
          Jay Rosen, M.D - Board Member and President
          Mark Szporka - Board Member and Secretary, Treasurer and CFO Peter Rothbart, M.D. - Board Member only

          At the closing, all instruments and documents delivered to PainCare shareholders pursuant to the provisions hereof shall be reasonably satisfactory to legal counsel for PainCare;

          As of the closing, HelpMate shall have 40,000,000 shares of common stock authorized and 900,000 shares of common stock issued and outstanding by virtue of effecting a 22.19 to 1 reverse stock split;

          The shares of restricted HelpMate capital stock to be issued to PainCare shareholders at closing will be validly issued, nonassessable and fully-paid under Connecticut corporation law and will be issued in a nonpublic offering in compliance with all federal, state and applicable securities laws;

          PainCare shall have received all necessary and required approvals and consents from required parties and its shareholders;

          HelpMate shall have demonstrated to the satisfaction of PainCare that it has satisfied all requirements of the SEC with respect to the transactions contemplated by the merger agreement and that this registration statement is effective;

          At the closing, HelpMate and HelpMate Sub shall have delivered to PainCare an opinion of its counsel dated as of the closing to the effect that:

               HelpMate and HelpMate Sub, each is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of incorporation;

               The merger agreement has been duly authorized, executed and delivered by HelpMate and HelpMate and is a valid and binding obligation of HelpMate and HelpMate Sub enforceable in accordance with its terms;

               HelpMate and HelpMate Sub each through its board of directors and stockholders have taken all corporate action necessary for performance under the merger agreement;

               The documents executed and delivered to PainCare and PainCare shareholders hereunder are valid and binding in accordance with their terms and vest in PainCare shareholders, as the case may be, all right, title and interest in and to the shares of HelpMate's common stock to be issued pursuant to the merger agreement, and the shares of HelpMate capital stock when issued will be duly and validly issued, fully-paid and nonassessable;

               HelpMate and PainCare have agreed that at the time of the merger HelpMate will have cash on hand (the "HelpMate Cash") equal to $315,000 (or a lesser amount if the merger does not occur by December 31, 2001), and that any shortfall ("Shortfall") in the HelpMate Cash from the amount agreed upon will be made up from the Holdback Amount when it is released from escrow. Other than the amount necessary to make up any such Shortfall, PainCare has relinquished all rights to the Holdback Amount.

               Legal counsel for HelpMate and HelpMate Sub is not aware of any liabilities, claims or lawsuits involving HelpMate or HelpMate Sub.

TERMINATION

     The merger agreement may be terminated at any time prior to the effective time of the merger if (i) the closing conditions specified in the merger agreement are not met by February 28, 2002, unless unanimously extended or (ii) any of the representations and warranties made in the merger agreement have been materially breached.

AMENDMENT AND WAIVER

     Generally, the boards of directors of HelpMate and PainCare may amend the merger agreement at any time prior to the effective time by mutual agreement. Amendments must be in writing and signed by all parties and waivers must be in writing and signed by the waiving party.

                                OTHER AGREEMENTS

EMPLOYMENT

     Following the merger, the following three current employees of PainCare will become employees of HelpMate:

     Randy Lubinsky, CEO
     Jay Rosen, M.D., President
     Mark Szporka, CFO, Secretary and Treasurer

     Immediately upon completion of the merger, it is anticipated that the board of post-merger HelpMate will approve employment agreements with those individuals which will generally be as follows:

     Randy Lubinsky. Mr. Lubinsky will serve as Chief Executive Officer for an initial term of five years. The principal terms of Mr. Lubinsky's employment agreement are as follows: (i) an annual salary of $185,000, which may be increased from time to time at the discretion of the board of directors; (ii) stock options to purchase 200,000 shares of PainCare's common stock at an exercise price of $.05 per share; (iii) health and disability insurance coverage; (iv) term life insurance; (v) an annual bonus equal to 4% of the combined company's earnings before interest, taxes, depreciation and amortization ("EBITDA"), and (vi) such as other benefits as HelpMate may provide for its officers in the future. In the event of a change of control, Mr. Lubinsky may terminate the employment agreement and receive a lump-sum severance payment equal to 2.9 times his annual base salary.

     Jay Rosen, M.D. Dr. Rosen will serve as President for an initial term of five years. The principal terms of Dr. Rosen's employment agreement are as follows: (i) an annual salary of $60,000 , which may be increased from time to time at the discretion of the board of directors; (ii) stock options to purchase 200,000 shares of PainCare's common stock at an exercise price of $.05 per share; (iii) health and disability insurance coverage; (iv) term life insurance; (v) an annual bonus equal to 5% of the company's surgery's division of EBITDA, and (v) such as other benefits as HelpMate may provide for its officers in the future.

     Mark Szporka. Mr. Szporka will serve as Chief Financial Officer for an initial term of five years. The principal terms of Mr. Szporka's employment agreement are as follows: (i) an annual salary of $160,000, which may be increased from time to time at the discretion of the board of directors;
     (ii) stock options to purchase 200,000 shares of PainCare's common stock at an exercise price of $.05 per share; (iii) health and disability insurance coverage; (iv) term life insurance; (v) an annual bonus equal to 4% of the combined company's EBITDA; and (v) such as other benefits as HelpMate may provide for its officers in the future. In the event of a change of control, Mr. Szporka may terminate the employment contract and receive a lump sum severance payment equal to 2.9 times his annual base salary.

                        INFORMATION CONCERNING HELPMATE

BUSINESS

GENERAL

     On December 30, 1999, HelpMate completed the sale for $12.5 million in cash (the "Sale") to Pyxis Corporation ("Pyxis") of substantially all of HelpMate's assets and the assumption by Pyxis of specified liabilities of HelpMate pursuant to the Asset Purchase Agreement between HelpMate and Pyxis dated as of November 14, 1999.

     The consideration received by HelpMate was $12,500,000 less certain closing adjustments and less $1,250,000 (the "Holdback Amount") which is being held in escrow by Bank One Trust Company, N.A. (the "Pyxis Escrow Agent") to satisfy certain HelpMate payment obligations, and settle indemnification claims made prior to December 30, 2001.

     The assets sold include all machinery and equipment including all leased equipment; all inventory including raw materials and component parts and all patents, trademarks (including trademarks for the name "HelpMate" and "LabMate", all accounts receivable, security deposits and cash). Pyxis assumed certain accounts payable and other liabilities.

     In connection with the Sale, HelpMate made certain payments to Connecticut Innovations Inc. ("CII") in order to obtain a release from CII from obligations under a Development Agreement between the parties. These payments included a $100,000 waiver and release payment (Pyxis paid CII an additional $300,000) and $138,454 for unpaid royalties.

     Also, on February 15, 2000, HelpMate made a distribution to HelpMate's stockholders of record as of the Distribution Record Date, January 29, 2000, in the aggregate amount of $9,806,815 (the "Initial Distribution").

     Subject to indemnification claims made by Pyxis, if any, the Holdback Amount will be released from escrow on or shortly after December 30, 2001. HelpMate and PainCare have agreed that at the time of the merger HelpMate will have HelpMate Cash equal to $300,000 (or a lesser amount if the merger does not occur by February 28, 2002), and that any shortfall ("Shortfall") in the HelpMate Cash from the amount agreed upon will be made up from the Holdback Amount when it is released from escrow. Other than the amount necessary to make up any such Shortfall, PainCare has relinquished all rights to the Holdback Amount.

BUSINESS PLAN

     Following the Sale, HelpMate's business plan has been to effect a business combination with an operating business which HelpMate believes has potential to increase stockholder value. After examining a number of potential candidates the board of directors of HelpMate has agreed upon PainCare as the candidate having the best potential of the available candidates to increase shareholder value and has approved the merger agreement and the merger. HelpMate has endeavored to structure the merger with PainCare in a manner which will not require a substantial capital investment by HelpMate of the remaining proceeds of the Sale. If the merger fails, HelpMate may pursue other business combinations or may consider other alternatives. Reference is made to HelpMate's Proxy Statement dated December 17, 1999 (the "Special Meeting Proxy"), which information is incorporated herein by reference.

BACKGROUND OF HELPMATE

     HelpMate, a Connecticut corporation, was co-founded in 1984 as a robotics "think-tank" by its chairman, Joseph F. Engelberger. During its early years, the HelpMate's primary focus was contract engineering and research and development for third parties. Through the years, however, the focus of HelpMate evolved into the development of commercial applications for autonomous robotic products with the HelpMate robotic courier, the flagship product of HelpMate, becoming its namesake.

     Prior to the Sale on December 30, 1999, HelpMate was primarily engaged in the design, manufacture and sale of the HelpMate robotics courier system, a trackless robotic courier used primarily in the healthcare industry to transport materials. HelpMate derived revenue from three principal sources: rentals and sales of HelpMates; sales of robotic components such as LabMate, LightRanger and BiSight, and from research and development contracts.

EMPLOYEES

     As of December 31, 2001, HelpMate had no full-time employees. Joseph F. Engelberger has agreed to work part time for HelpMate as its unpaid chairman.

DESCRIPTION OF PROPERTY

     At present, HelpMate has the use of an office in Pyxis' offices in the Shelter Rock Business Center in Danbury, CT. Upon closing of the merger this office will be closed.

LEGAL PROCEEDINGS

     At present, there are no legal proceedings pending or to the knowledge of management threatened against HelpMate.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MARKET INFORMATION

     The HelpMate's common stock is currently traded on the Over-the-Counter Bulletin Board. A recent last sales price for the shares of common stock as reported on the Over-the-Counter Bulletin Board was $0.07 on December 31, 2001.

                                                               HelpMate
                                                             COMMON STOCK
                                                             ------------
                                                            HIGH       LOW
                                                            ----       ---
CALENDAR 1999

Quarter ended March 31, 1999.......................      $0.44         $0.19
Quarter ended June 30, 1999........................      $0.39         $0.17
Quarter ended September 30, 1999...................      $0.34         $0.19
Quarter ended December 31, 1999....................      $0.48         $0.17

CALENDAR 2000

Quarter ended March 31, 2000.......................      $0.60         $0.15
Quarter ended June 30, 2000........................      $0.16         $0.11
Quarter ended September 30, 2000...................      $0.10         $0.04
Quarter ended December 31, 2000....................      $0.15         $0.05

CALENDAR 2001

Quarter ending March 31, 2001......................      $0.10         $0.05
Quarter ending June 30, 2001.......................      $0.08         $0.06
Quarter ending September 30, 2001 .................      $0.07         $0.06
Quarter ending December 31, 2001...................      $0.09         $0.05

HOLDERS

     As of December 31, 2001, there were approximately 151 holders of record of the HelpMate's common stock.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

     On December 30, 1999, HelpMate consummated the sale of substantially all of its assets and certain liabilities to Pyxis. Accordingly, HelpMate is no longer in the business of manufacturing and selling trackless robotic courier systems.

LIQUIDITY AND CAPITAL RESOURCES

     HelpMate began 2000 with $10,972,189 in cash as a result of the sale of substantially all its assets to Pyxis. On February 15, 2000, HelpMate made a net cash distribution of $9,806,815 to its shareholders. Cash on hand at December 31, 2000 was $515,821. As of September 30, 2001 cash on hand was $391,642.

     In connection with the sale of substantially all of HelpMate's assets to Pyxis Corporation on December 30, 1999, a portion of the purchase price due from Pyxis, or $1,250,000, was held in escrow by the Pyxis Escrow Agent to satisfy certain HelpMate payment obligations and potential indemnification claims of Pyxis Corporation (the "Holdback Amount"). Subject to previous distributions from the Holdback Amount, and to indemnification claims made by Pyxis Corporation, if any, the Holdback Amount will be released from escrow on or shortly after December 30, 2001. HelpMate and PainCare have agreed that at the time of the merger HelpMate will have HelpMate Cash equal to $315,000 (or a lesser amount if the merger does not occur by December 31, 2001), and that any shortfall in the HelpMate Cash from the amount agreed upon will be made up from the Holdback Amount when it is released from escrow. Other than the amount necessary to make up any such shortfall, PainCare has relinquished all rights to the Holdback Amount.

RESULTS OF CONTINUING OPERATIONS

     Losses from continuing operations for the year ended December 31, 2000 decreased by $91,536 over the year ended December 31, 1999. This is a result of an increase of $165,000 in interest income generated from the proceeds of the sale of its assets to Pyxis, partially offset by an increase in operating expenses of $74,000. In addition, income tax refunds were recorded as income in 2000 as a result from actual income taxes being lower than those estimated at December 31, 1999.

     The Company experienced a net loss of $120,354 for the nine months ended September 30, 2001 compared to net income of $19,062 for the nine months ended September 30, 2000. Interest income for the nine months ended September 30, 2001 decreased by $77,877 due to a lower cash balance during the nine months ended September 30, 2001. In addition, the Company realized an income tax benefit of $54,531 during the nine months ended September 30, 2000.

     Income from discontinued operations decreased by $4,899 or 100% from the year ended December 31, 1999 compared to the year ended December 31, 2000. The decrease in income reflects the sale of assets to Pyxis.

     Gain on sale of the assets and liabilities sold to Pyxis in 1999 reflects gross proceeds of $12,500,000 less a purchase adjustment partially offset by the net book value of the assets sold and liabilities assumed and estimated transaction costs and taxes. The gain was increased by $33,867 in 2000 due to the finalization of taxes related to the transaction.

RECENTLY ISSUED ACCOUNTING ANNOUNCEMENTS

     In July 2001, the FASB issued Statements of Financial Accounting Standard No. 141, ('SFAS 141') 'Business Combinations' and No. 142, ('SFAS 142') 'Goodwill and Other Intangible Assets.' SFAS 141 supersedes APB Opinion No. 16, 'Business Combinations' and SFAS 38, 'Accounting for Preacquisition Contingencies of Purchased Enterprises' and requires that all business combinations be accounted for only by the purchase method and eliminates the pooling-of-interests method. SFAS 141 is effective for all business combinations completed after July 1, 2001. SFAS 142 supersedes APB No. 17, 'Intangible Assets' and prohibits amortization of goodwill and other intangible assets that have an indefinite life over a period of time. SFAS 142 is effective for all fiscal years beginning after December 15, 2001. HelpMate will account for the transaction with PainCare in accordance with SFAS 141 and SFAS 142. Additionally, any goodwill related to PainCare's previous acquisitions will no longer be amortized commencing January 1, 2002.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

     HelpMate believes that it is not subject to a material impact to its financial position or results of operations relating to market risk associated with foreign currency rates or derivative securities.

MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     No officer or director of HelpMate will serve as a director or executive officer of HelpMate following the merger.

HELPMATE SUMMARY OF COMPENSATION IN FISCAL 2000, 1999, AND 1998

     The following summary compensation table sets forth information concerning compensation for services during the years ended December 31, 2000, 1999, and 1998 in all capacities awarded to or earned by each person who served as HelpMate's Chief Executive Officer at any time during 2000 and each other executive officer of HelpMate whose aggregate earnings exceeded $100,000 at the end of 2000 (collectively, the 'HelpMate Named Executives').

                          SUMMARY COMPENSATION TABLE

                              Annual Compensation

The following table sets forth certain information regarding compensation awarded to, earned by, or paid to the Help's chief executive officer and each other executive officer and employee whose salary and bonus for the year ended December 31, 2000 exceeded $100,000.

Securities Underlying

Name and Position              Year      Salary    Options
-----------------              ----      ------    -------

 Joseph F. Engelberger         2000     $      -          -
 Chairman and Chief            1999     $ 75,000          -
 Executive Officer             1998     $ 81,250     98,750

 Thomas K. Sweeny              1998     $107,873    138,125
 President (1)

 Fred T. Cordano               1999     $106,090          -
 Vice President of             1998     $103,000     65,300
 Manufacturing (2)


(1) Mr. Sweeny died on August 6, 1998.
(2) Mr. Cordano resigned as an officer on December 31, 1999 in connection with the sale of HelpMate's assets to Pyxis.

HELPMATE OPTION GRANTS IN 2000

     HelpMate granted no options during 2000.

AGGREGATED OPTION EXERCISES IN 2000 AND YEAR-END OPTION VALUES

     The following table sets forth information concerning each exercise of options during 2000 by each of the HelpMate Named Executives and the year-end value of unexercised in-the-money options.

  AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
                                    VALUES
                   -----------------------------------------

                                                                      Number Of Securities
                                                                     Underlying Unexercised       Value Of Unexercised In The
                                  Shares                           Options At Fiscal Year-End       Money Options At Fiscal
                               Acquired On         Value                (#) Exercisable /          Year-End ($) Exercisable /
Name                           Exercise (#)      Realized ($)             Unexercisable                  Unexercisable
----                            ----------       -----------              -------------                   ------------
Joseph F. Engelberger            429,808           $141,321                   83,874                           --

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth information based upon the HelpMate's records and ecurities and Exchange Commission filings with respect to each executive of icer, each director and nominee for director, each person known to be a beneficial owner of more than 5% of the common stock of the corporation and all executive officers and directors as a group as of December 31, 2001. Under the rules and regulations of the Securities and Exchange Commission, a person is deemed to own beneficially all securities of which that person owns or shares voting or investment power as well as all securities which may be acquired through the exercise of currently available conversion, warrant or option rights. Unless otherwise indicated, each such person possesses sole voting and investment power with respect to the shares owned by him.

--------------------------------------------------------------------------------
                                  Address                Shares         Percent
--------------------------------------------------------------------------------

Gabriel Kaplan                 9551 Hidden Valley Road   1,099,091        5.22%
                               Beverly Hills, CA 90210
-------------------------------------------------------------------------------
The Boston Group, LP           5777 West Century Blvd,   2,411,866       10.78%
                               Suite 1605
                               Los Angeles, CA 90045
-------------------------------------------------------------------------------
Connecticut Innovations,       999 West Street           2,917,059       12.74%
Incorporated                   Rocky Hill, CT  06067
-------------------------------------------------------------------------------
Joseph F. Engelberger(1)       HelpMate Robotics Inc.    2,021,500        9.19%
                               22 Shelter Rock Lane
                               Danbury, CT  06810
-------------------------------------------------------------------------------
Howard E. Motter               2829 Saddlebred Court        30,000          (2)
                               Glenwood, MD 21738
-------------------------------------------------------------------------------
Theodore Sall                  47 Lake View Drive           33,000          (2)
                               Old Tappan, NJ  07675
-------------------------------------------------------------------------------
Sheldon Sandler                Tamarack Circle, Ste. 71     30,000          (2)
                               Skillmon, NJ 08558
-------------------------------------------------------------------------------
Joseph G. Cote                 19 Mallard Drive             30,000          (2)
                               Huntington, NY 11743
-------------------------------------------------------------------------------
All Directors and Executive                              2,144,500        9.70%
Officers as a Group
--------------------------------------------------------------------------------
(1) Includes 72,589 shares owned by Mr. Engelberger's wife, Margaret Engelberger, but does not include shares beneficially owned by Mr. Engelberger's adult children or his brother.
     Also includes 431,116 shares owned by the Joseph F. Engelberger Foundation.
(2)  Less than one percent.

EMPLOYMENT CONTRACTS, AND TERMINATION OF EMPLOYMENT

ARRANGEMENTS

     HelpMate has no employment or other agreements which will survive the merger.

                           COMPENSATION OF DIRECTORS

     HelpMate does not pay any additional remuneration to employees serving as directors. HelpMate does pay $500 for each meeting attended by non-employee directors. Directors' out-of-pocket expenses are not reimbursed by the HelpMate.

CERTAIN TRANSACTIONS

                        INFORMATION CONCERNING PAINCARE

BUSINESS

INTRODUCTION

     PainCare was incorporated in the State of Nevada on February 19, 1997, under the name of Hi-Profile Corporation. On February 2, 1998, the Hi-Profile changed its name to Wireless Marketing, Inc. but did not commence any operations. On March 30, 2000, FloorNation, Inc., a Florida corporation agreed to exchange shares with Wireless Marketing. In connection with such transaction during January and February of 2000, FloorNation, Inc., raised approximately $300,000 in equity in a private placement pursuant to Rule 506, Regulation D of the Securities Act of 1933. Shareholders of FloorNation exchanged all outstanding shares of FloorNation common stock for 12,650,000 shares of Wireless Marketing in a business combination accounted for as a reverse merger. In connection with the transaction, Wireless Marketing changed its name to FloorNation, Inc.

       FloorNation, Inc. was organized and consummated the stock exchange with Wireless Marketing for the purpose of establishing a network of floor covering operations. FloorNation was unsuccessful in getting its floor covering business operations started and on July 31, 2000 underwent a corporate reorganization. The Chairman of the Board and Chief Executive Officer of FloorNation resigned and the company received and cancelled 10,273,143 shares of common stock from various shareholders. Randy Lubinsky was appointed Chief Executive Officer, President and Director, Mark Szporka was appointed Chief Financial Officer and Director and the name of the Company was changed to PainCare, Inc.

     PainCare was reorganized in the fall of 2000 for the purpose of establishing a North American network of pain management, minimally invasive surgery and orthopedic rehabilitation centers. PainCare has developed its "Three Pillar" business approach to provide an integrated combination of products and services to patients seeking pain relief through Pain Management technologies, Minimally Invasive Spine Surgery (MIS) and Orthopedic Rehabilitation. MIS or "band-aid" surgery, is a specialized surgical technique based on currently available endoscopic technologies, which allows physicians to provide the most technically advanced treatment of back and neck pain in an outpatient environment. Orthopedic Rehabilitation is a comprehensive program that advances functional restoration of the musculoskeletal system utilizing state of the art computerized MedX medical exercise machines.

     On December 1, 2000, PainCare acquired 51% of the outstanding shares of Rothbart Pain Management Clinic Inc. ("Rothbart"). Rothbart was incorporated in Ontario, Canada in November, 1994. Rothbart is one of the largest providers of pain management services in Canada with over 14 pain management physicians practicing in its center. The terms of the purchase agreement called for PainCare to purchase 51% of the outstanding stock of Rothbart from certain shareholders in exchange for $510,000 in convertible debentures bearing an interest rate at 7% per annum and a conversion feature equal to the fair market value of the outstanding shares of PainCare. The interest and principal on the convertible debentures will be paid over a three year period in equal monthly installments. The shareholders of Rothbart may earn up to $510,000 in additional consideration based on the future earnings of Rothbart. If Rothbart achieves EBITDA of amounts ranging from $245,000 in the first year to $315,000 in the third year following the closing, the shareholders will receive $170,000 per year (or if less, the prorate portion thereof) in the form of PainCare common stock priced at the market value at the time it is earned. Upon consummation of the merger, HelpMate will assume the obligation to issue its shares upon a conversion of the debentures as well as the contingent purchase price obligations.

     On March 1, 2001, the remaining 49% of the outstanding shares of Rothbart was acquired from Naomi Investments Limited ("Naomi") in exchange for a $490,000 convertible debenture bearing an interest rate at 7% per Annum and a conversion feature equal to the market value of the outstanding shares of PainCare. The interest and principal on the convertible debenture will be paid over a three year period in equal monthly installments. The Naomi shareholders may earn up to $490,000 in additional consideration based on the future earnings of Rothbart. If Rothbart achieves EBITDA of amounts ranging from $245,000 in the first year to $315,000 in the third year, the shareholders will receive $163,333 per year (or if less, the prorata portion thereof) in the form of PainCare common stock priced at the market value at the time it is earned. Upon consummation of the merger, HelpMate will assume the obligation to issue its shares upon a conversion of the debenture as well as the contingent purchase price obligations.

      On January 1, 2001, PainCare closed a merger pursuant to a merger agreement by and among PainCare, its wholly-owned subsidiary, PainCare Acquisition Company I, Inc. ("PNAC I"), and Advanced Orthopedics of South Florida, Inc.("AOSF"), a Florida corporation. AOSF is an orthopedic surgery, pain management and orthopedic rehabilitation center located in Lake Worth, Florida. AOSF is operated by Merrill Reuter, M.D., a board certified orthopedic surgeon who specializes in minimally invasive spine surgery. Pursuant to the merger agreement AOSF merged into PNAC I, a Florida corporation. In exchange for all of the capital stock of AOSF, the AOSF shareholders received 1,850,000 shares of common stock of PainCare priced at $1.00 per share, $75,000 in cash and $1,200,000 in convertible debentures bearing interest at a rate of 9% per annum and a conversion feature equal to $2.00 per share of PainCare common stock. The principal and interest on the convertible debentures will be paid monthly over four years in equal installments. In addition, Dr. Reuter may receive up to $1,050,000 in additional consideration based on the future earnings of AOSF. If AOSF achieves earnings before interest, taxes, depreciation and amortization ("EBITDA") of at least $400,000 for each of three years Dr. Reuter will receive equal annual installments of $350,000 (or if less, the prorata portion thereof) in the form of a convertible debenture. The terms of the convertible debenture are similar to those received by the AOSF shareholders at Closing, except the payments of the convertible debenture will be paid over three years instead of four. Dr. Reuter also received a ten year employment agreement with an annual salary of $300,000 per year for the first five years and $500,000 per year for the next five years, plus incentives based on AOSF earnings. Upon consummation of the merger, HelpMate will assume the obligation to issue its shares upon a conversion of the debenture as well as the contingent purchase price obligations.

     PainCare Management Services, Inc. ("PCMS") entered into on March 1, 2001 a lease agreement with MedX 96, Inc. ("MedX"), whereby MedX will supply rehabilitation equipment to PCMS in exchange for 15% of the net revenues of PCMS. The mission of PCMS is to deliver a turnkey musculoskeletal rehabilitation program for select orthopedic surgeon practices. The program will advance functional restoration utilizing state of the art computerized MedX medical exercise machines. The goal of the rehabilitation program is to increase strength and range of motion, decrease pain levels and increase functional abilities, thus enhancing quality of life. On April 1, 2001, PCMS entered into an agreement with Ron Riewold to serve as Chief Executive Officer and President of PCMS.

     On August 31, 2001, PainCare consummated the closing of an Asset Purchase Agreement with Perry Haney, M.D., whereby PainCare acquired certain assets used by Dr. Haney in his pain

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

management practice located in Aurora, Colorado. As consideration for these assets, Dr. Haney received 250,000 shares of PainCare common stock. In addition, on August 31, 2001, PainCare entered into a Business Management Agreement with SpineOne, P.C. ("SpineOne"), a Colorado professional corporation, and Colorado Musculoskeletal Center, Inc. ("CMCI"), a Colorado business corporation (collectively, the "Practice"). Both of these entities are owned by Perry Haney, M.D. The Management Agreement is for an initial period of five years, with automatic renewals of four successive five year periods thereafter. Pursuant to the Management Agreement, PainCare provides the Practice with various business, administrative and management services including support services, non-professional personnel, office space, management, administration, marketing, advertising, billing, collection, and financial record keeping services. As consideration for rendering such services PainCare receives a management fee of $125,000 per month.

OVERVIEW

     It is the intention of management that PainCare's Pain Management and Orthopedic Centers will specialize in the full spectrum of diagnosis and treatment of pain, with a concentration on chronic back and neck pain. The basic premise, after accurate diagnosis, is to establish the least invasive course of treatment possible. A common cause of persistent back pain is disc herniation. PainCare's management believes that many herniated discs can be easily treated on an outpatient basis with minimally invasive surgery ("MIS"). Unfortunately, spine surgeons not trained in this procedure often resort to more invasive back surgery. This adds anxiety and potentially frightens away qualified patients in need of surgery. Patients visiting a PainCare Center will know, in advance, that participating physicians will avoid major surgery whenever possible while providing the latest treatment techniques in pain management, thus immediately relieving their level of anxiety.

     PainCare has packaged a broad spectrum of pain management treatments and therapies in its Pain Management and Orthopedic Centers. MIS surgical procedures are revenue producing, cost effective, profitable, and very time efficient. PainCare management believes that by establishing a chain of Pain Management and Orthopedic Centers that provide minimally invasive spinal surgery and orthopedic rehabilitation services, it will generate significant new revenues and be highly profitable. This multidisciplinary approach is very appealing to:

          .   Patients, due to its non-threatening and effective approach;
          .   Insurance companies, because MIS reduces costs by up to 40% versus traditional surgery
          .   Physicians, due to its potential to significantly increase their net income; and
          .   Investors, because of its innovative approach and its
              profitability

INDUSTRY BACKGROUND

     PainCare believes that overall healthcare expenditures will continue to increase with the aging of the population and the extension of healthcare coverage to previously uninsured groups. In recent years, government programs, private insurance companies, managed care organizations and self-insured employers have implemented various cost containment measures to limit the growth of healthcare expenditures. These cost containment measures, together with technological advances, have resulted in a significant shift in the delivery of healthcare services away from traditional inpatient hospitals to more cost effective alternatives, including outpatient surgery, pain management, and minimally invasive spine surgery.

     Managed care organizations, with significant numbers of covered lives, are seeking to direct large numbers of patients to high quality, low cost providers and provider groups. In order to compete for the growing number of managed care patients, some hospitals, physicians, and other providers, including alternate site outpatient providers, are forming integrated delivery systems or provider joint ventures. Management believes that the PainCare model fits well within this system, with its proposed multidisciplinary practice approach, its joint venture relationships with existing surgery and MRI centers, and its cost effective and efficient new surgical and treatment techniques.

     Pain management has been quite varied throughout the years, including such treatment courses as medication, exercise, physiotherapy, chiropractic manipulation, and surgery. If surgery is indicated, traditional methods have involved a major traumatic procedure, including a long and expensive stay in a hospital plus a lengthy and painful recuperation. This fragmented approach has caused inconsistent results, and has created a sense of anxiety and apprehension among many patients regarding the direction to take for diagnosis and treatment. Therefore, many patients prefer the least invasive and painful course, avoid surgery, or manage their pain independently. Many continue to live with pain rather than undergoing major back surgery. This concern appears to be changing with the growing acceptance of Minimally Invasive Spine Surgery.

     According to Stifel, Nicolaus & Company, Inc., in 1998 an estimated 816,000 spinal surgeries were performed in the U.S., creating a potential market of approximately 408,000 MIS procedures. The number of outpatient spinal surgeries is not available but total outpatient surgery is increasing significantly. According to the American Hospital Association ("AHA"), between 1985 and 1993, outpatient hospital-based surgical procedures nearly doubled, and surpassed total inpatient surgeries. Outpatient surgeries grew from 7.3 million to 13.1 million procedures while inpatient surgeries decreased from 13.9 million to 10.7 million. This represents a 79.4% growth in outpatient surgeries, compared to a 23% decrease in inpatient surgeries during the same period. Management believes that the number of outpatient MIS procedures will continue to increase significantly in the future.

     The number of outpatient procedures is expected to increase as the number and use of outpatient surgery centers continues to increase. Outpatient surgery centers began to grow with the reductions in reimbursement and the emphasis by payers on cost containment. According to the American College of Surgeons and SMG Marketing Group (Chicago, IL), "... the number of freestanding ASC's (ambulatory surgical centers) increased 710%, from 239 centers in 1983, to 1,696 centers in 1992." Even with this rapid growth of freestanding centers, only 17% of ambulatory surgical procedures were performed at ASC's, while 83% were performed in hospital outpatient facilities. The ratio of procedures performed in these freestanding surgery centers is expected to increase due to their greater convenience and the continuing pressure by payers to reduce cost.

     Due to market and demographic changes in the fields of Anesthesiology, Neurology and Orthopedic Surgery, physician salaries have remained stagnant or have decreased. This, in turn has resulted in an increased interest in pain treatment, as a means of revenue enhancement in these specialties.

     Pain medicine has long been the province of the specialty of Anesthesiology. As a result of this, the majority of pain treatment centers or clinics are run by Anesthesiologists. Traditionally, Anesthesiologists have limited their practice to the hospital setting, and more recently, to the outpatient surgery setting. A third party billing company most often does billing for their services.

     Nationally, modest growth in the number of pain centers occurred until the mid-1980's, and even at the present time, the overwhelming majority of pain centers were located within hospitals and outpatient centers. However, the pain medicine marketplace is experiencing substantial growth as evidenced by the continual media attention given to this topic. With the introduction of safer anti-convulsant medications, safer anti-depressants, and improved intervention procedures, the practice of Pain Medicine is maturing rapidly into an important, if not essential component to the delivery of basic medical services.

PAINCARE PRODUCTS AND SERVICES

MINIMALLY INVASIVE SPINE SURGERY (MIS)

     MIS responds to the market demand with an effective and less traumatic alternative treatment. It is frequently performed as an ambulatory procedure at an outpatient surgery center, requiring only a local or light general anesthetic. There is only a tiny incision, usually requiring only local anesthetic, with the entire procedure being performed through a small sleeve. Micro-spinal discectomy instruments, a high tech endoscope and a laser probe are inserted into the sleeve, under fluoroscopic x-ray guidance, during surgery. Part of the disc is cut and removed, relieving the pressure on the nerve root causing the pain. Then the affected disc is shrunk and tightened with the laser. The actual operating time is approximately 30-45 minutes per disc, considerably less than traditional surgery.

     The benefits of this mode of treatment over traditional open disc surgery are many. The patient experiences decreased anxiety from not having to undergo major surgery. The risks associated with major surgery are potentially reduced. The surgery is relatively quick and effective, often resulting in immediate relief of pain. There is minimal surrounding tissue damage as compared to traditional open surgery, and nerve pain is often reduced. The patient is often able to walk out of the outpatient surgery center, and to return to normal activities within a short period of time, and without significant pain. Finally, it is cost effective, with the entire procedure costing up to 40% less than that of traditional open disc surgery. MIS is a new technique that seeks to maximize patient and payer satisfaction, with a reduction of residual symptoms.

ORTHOPEDIC REHABILITATION

     It is anticipated that PainCare's Orthopedic Rehabilitation program will provide advanced testing, strengthening and rehabilitation utilizing state of the art MedX equipment. Medical outcomes data along with extensive research performed both clinically and academically demonstrate the efficacy of the MedX technology for the rehabilitation of soft-tissue injuries. MedX has committed to provide to PainCare Management Services, Inc., pursuant to a lease agreement, MedX equipment for 15% of the net revenues of PainCare Management Services, Inc. The program will increase strength, range of motion, decrease or eliminate pain and increase functional abilities, thus enhancing quality of life. The equipment will be utilized in PainCare's Pain Management and Surgery Centers. In addition the program will be offered to select orthopedic surgeon practices on a turnkey basis.

"THREE PILLARS" OF EXPANDED ANCILLARY SERVICES

     By providing Pain Management, Orthopedic Rehabilitation and developing the MIS technology within each Center, PainCare's model anticipates expanding through organic growth the existing billable practice revenues. PainCare's model is based on the "Three Pillars" of expanded services. Within this model, PainCare has identified three profitable outpatient services that are typically referred to providers outside of the private physician's practice. The PainCare model incorporates these services, and their additional revenues, into the practice structure to significantly increase profits. The PainCare three Pillar Model includes:

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

          .  Pain Management
          .  Orthopedic Rehabilitation
          .  Minimally Invasive Surgery

     Within this service delivery structure, the practice will be able to bill for the facility charges in addition to the customary professional services of a medical/surgical practice when combined with an out-patient surgery center. Likewise, the expansion of practice specialties will be evaluated and implemented as appropriate to potentially include an additional spine surgeon, internist/GP, neurologist, pain specialist, physiotherapist, and others. These will also contribute to potential increases in practice revenues.

SALES AND MARKETING

     PainCare has limited internal marketing and sales resources and personnel. In order to market any services it may develop, PainCare will have to develop a marketing and sales force with technical expertise and distribution capability (or out source such duties to independent contractors. There can be no assurance that PainCare will be able to establish sales and distribution capabilities or that PainCare will be successful in gaining market acceptance for any services it may develop. There can be no assurance that PainCare will be able to recruit and retain skilled sales, marketing, service or support personnel, that agreements with payors will be available on terms commercially reasonable to PainCare, or at all, or that PainCare's marketing and sales efforts will be successful. Failure to successfully establish a marketing and sales organization, whether directly or through third parties, would have a material adverse effect on PainCare's business, financial condition, cash flows, and results of operations.

PRODUCT DEVELOPMENT

     New advances in technologies and anesthesia have opened the doors to develop new techniques, such as MIS and pain management, allowing them to be performed in more accommodating and cost effective settings such as outpatient freestanding facilities. Lasers, fiberoptic endoscopes, real time x-ray visualization, digital photography, micro-surgical instruments, and advanced video monitoring have reduced the trauma and recovery time of these once major surgical procedures. Improved anesthesia has shortened recovery time by maximizing the use of local anesthesia and minimizing post-operative side effects such as nausea and drowsiness, thereby in many instances avoiding the need for overnight hospitalization. With MIS, the surgical procedure is often significantly reduced, and the recovery period is minimized due to limited trauma and the primary use of local anesthesia. Patients are usually able to walk out of the facility within approximately one to two hours after the completion of surgery. Many even go out for dinner the evening of surgery.

COMPETITION

     Minimally invasive spinal surgery and pain management are relatively recent and evolving specialties and techniques, with few well trained physicians having the expertise to perform the procedures. There are, to PainCare's knowledge, no national or international networks dedicated primarily to MIS, orthopedic rehabilitation and pain management, although numerous companies compete in one or more segments of PainCare's business. PainCare is attempting to position itself as a leading network of MIS, Orthopedic Rehabilitation and Pain Management Centers.

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

EMPLOYEES

     As of December 31, 2001, PainCare and its subsidiaries employed 68 persons, of which 51 are full time. PainCare's ability to provide its services is dependent upon recruiting, hiring, and retaining qualified technical personnel. To date, PainCare has been able to recruit and retain sufficient qualified personnel. None of PainCare's employees is represented by a labor union. PainCare has not experienced any work stoppages and considers its relations with its employees to be good.

LEGAL PROCEEDINGS

     There is no material litigation pending or to the knowledge of management, threatened against PainCare or its subsidiaries.

FACILITIES

     PainCare leases approximately 600 square feet of office space in Orlando, Florida for its corporate offices at an average monthly net rent of $1,500 over the term of the lease. The lease expires in March 2002. Rothbart Pain Management Clinic Inc. leases approximately 7,055 square feet of space in Toronto, Canada that expire in 2003 and has a net monthly rental of approximately $4,900. Advanced Orthopedics of South Florida, Inc. leases approximately 5,900 square feet of space in Lake Worth, Florida under three separate leases which expire at different dates ranging from 2003 to 2007. The leases have a total net monthly rental of approximately $9,200.

PAINCARE MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     PainCare commenced doing business in August, 2000. PainCare is a provider of pain management, minimally invasive surgery and orthopedic rehabilitation products, treatments and services through its clinics. PainCare has developed a business model to provide an integrated combination of products, treatments and services to patients seeking pain relief through state of the art technologies and treatments.

     The following table sets forth selected financial information from PainCare's and predecessor companies audited financial statements as of and for the years ended December 31, 1999 and 2000 and the unaudited financial statements as of and for the nine-month periods ended September 30, 2001 and 2000. The results of operations for any interim period are not necessarily indicative of the results to be expected for any future period.

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

                                                                                                                 (UNAUDITED)
                                                                                YEAR ENDED                    NINE MONTHS ENDED
                                                                                DECEMBER 31,                     SEPTEMBER 30,
                                                                            1999          2000               2000            2001
                                                                    --------------------------------------------------------------
                                                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues                                                             $            -    $       109     $         -     $    3,440
Cost of revenues                                                                  -             49               -            572
                                                                    --------------------------------------------------------------
Gross profit                                                                      -             60               -          2,867
Operating expenses:
   Selling, general and administrative                                           11            554             267          2,043
   Amortization                                                                   -              5               -            161
                                                                    --------------------------------------------------------------
Operating profit (loss) before minority interest                                (11)          (499)           (267)           662
   Interest expense                                                               -              -               -            135
   Minority interest in income (loss)                                             -             10               -             26
   Provision for income taxes                                                     -             (5)              -              -
                                                                    --------------------------------------------------------------
Net income (loss)                                                    $          (11)   $      (494)    $      (267)    $      501
                                                                    ==============================================================
Basic net income (loss) per common share                             $            -    $     (0.13)    $     (0.07)    $     0.07
                                                                    ==============================================================
Weighted average shares outstanding-basic                                11,000,000      3,936,732       3,587,968      7,280,357
                                                                    ==============================================================
Diluted net income (loss) per common share                           $            -    $   $ (0.13)    $     (0.07)    $     0.05
                                                                    ==============================================================
Weighted average shares outstanding-diluted                              11,000,000      3,936,732       3,587,968      9,227,579
                                                                    ==============================================================
Dividends declared and paid                                          $            -    $         -     $         -     $        -
                                                                    ==============================================================
CONSOLIDATED BALANCE SHEET DATA AT PERIOD END:
Cash and cash equivalents                                            $            -    $       111     $       139     $      172
Working capital                                                      $            -    $      (246)    $        51     $      (72)
Total assets                                                         $            -    $       679     $       141     $    5,179
Long term debt, net of current portion                               $            -    $         -     $         -     $       46
Convertible debenture, net of current portion                        $            -    $       262     $         -     $      958
Stockholders' equity (deficit)                                       $            -    $      (133)    $        52     $    2,517


       COMPARISON OF NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000

     Revenues increased to $3,440,242 for the nine months ended September 30, 2001 from $0 for the comparable 2000 period. This increase is the result of closing the acquisitions of Rothbart Pain Management Clinic, Inc. in December, 2000 and Advanced Orthopaedics of South Florida, Inc. in January, 2001.

     Gross profit increased to $2,867,416 for the nine months ended September 30, 2001 from $0 for the comparable 2000 period. This increase is also attributed to the two acquisitions.

     Operating expenses increased by $1,937,335 to $2,204,673 for the nine months ended September 30, 2001 from $267,338 in the comparable 2000 period, representing an increase of 724.7%. The increase is primarily due to the increase in operating costs for the operations acquired.

Employees increased from two full time employees in September 2000 to 68 full time and part time employees in September 2001. In addition, interest expense increased by $135,478 and amortization of goodwill increased by $161,398, both the result of the two acquisitions.

     As a result of the above changes, net income was $501,293 for the nine months ended September 30, 2001 compared with a net loss of $267,338 in the comparable 2000 period.

COMPARISON OF TWELVE MONTHS ENDED DECEMBER 31, 2000 AND 1999

     Revenues increased to $109,352 for the twelve months ended December 31, 2000 from $0 for the comparable 1999 period. This increase is the result of closing the purchase of 51% of the stock of Rothbart Pain Management Clinic, Inc. in December, 2000.

     Gross profit increased to $59,796 for the twelve months ended December 31, 2000 from $0 for the comparable 1999 period. This increase is also attributed to the acquisition.

     Operating expenses increased by $547,376 to $558,816 for the twelve months ended December 31, 2000 from $11,440 in the comparable 1999 period, representing an increase of 488.47%. The increase is primarily due to the increase in costs from the addition of Rothbart and the development costs associated with growing the Company from its reorganization in August 2000 to December 2000. Employees increased from no full time employees during 1999 to 14 full time and 13 part time employees in December 2000.

     As a result of the above changes, the net loss was $494,351 for the twelve months ended December 31, 2000 compared with a net loss of $11,440 in the comparable 1999 period.

LIQUIDITY AND CAPITAL RESOURCES

     Cash amounted to $172,174 at September 30, 2001, compared to $110,611 at December 31, 2000. The net cash used in operations was $205,420 for the nine months ended September 31, 2000, compared to operations using $161,144 for the comparable period in 2000.

     Cash used in investing activities was $4,883 for the nine months ended September 30, 2001 compared with a use of $0 in the comparable 2000 period. This increase is primarily due to the payment of principal on the convertible debentures received by the shareholders as consideration in the acquisitions of Rothbart Pain Management Clinic Inc. and Advanced Orthopaedics of South Florida, Inc.

     Cash provided from financing activities was $271,866 for the nine months ended September 30, 2001 compared with $300,181 from financing activities in the comparable 2000 period. The financing activity in 2001 was the result of $232,366 in debt financings and $39,500 from the issuance of common stock in a private placement pursuant to an exemption from registration under the Securities Act of 1933.

     Management believes the current cash position, together with the expected earnings of the Company will be sufficient to provide the Company with capital sufficient to fund working capital needs for 2002. However, it may be necessary, in order to expand the business and consummate acquisitions that additional capital be raised. If the Company needs to raise additional capital, there can be no assurance that such funds will be available, or if available will be sufficient in the near term or that future funds will be sufficient to meet growth. In the event of such developments, attaining financing under such conditions may not be possible, or even if such funds are available, the terms on such capital may be available but not commercially feasible or advantageous.

PAINCARE MANAGEMENT

Executive Officers and Directors

     The following table sets forth the directors and executive officers of PainCare as of December __, 2001. Directors are elected for a period of one year and thereafter serve until the next annual meeting at which their successors are duly elected by the stockholders. Officers and other employees serve at the will of the Board of Directors.

Executive Officer's Name      Age       Positions
------------------------      ---       ---------

Peter Rothbart, M.D.           63       Director

Randy Lubinsky                 49       Chief Executive Officer and Director

Jay Rosen, M.D                 43       President and Director

Mark Szporka                   45       Chief Financial Officer and Director

Stan Swartz                    54       Vice President

Merrill Reuter, M.D            41       President, AOSF

Ron Riewold                    54       CEO, PainCare Management Services, Inc.

Peter J. Rothbart, M.D., Director, is one of the leading pain physicians in North America. He currently is under a consulting agreement with PainCare. From 1994 to November 2000, Dr. Rothbart was President of Rothbart Pain Management Clinic Inc., one of the largest pain management clinics in Toronto, Canada. He was responsible for the overall management of the operation including supervising over fourteen physicians. From 1989 to 1994, Dr. Rothbart was Director of the Whiplash and Headache Clinic in Toronto. He served as Director, Pain Facility at Centenary Hospital in Scarsborough, Ontario from 1987 to 1989. Dr. Rothbart received Bachelor of Medicine and Bachelor of Surgery degrees from the University of Edinburgh in Scotland. He was Resident in Anesthesia at Vancouver General Hospital, Resident in Medicine at Shaughnessy Hospital in Vancouver, and Senior Resident in Anesthesia at Sunnybrook Medical Centre (University of Toronto). Dr. Rothbart is a Diplomat of the American Board of Anesthesiology, American Academy of Pain Management and American Board of Pain Medicine.

Randy Lubinsky, Chief Executive Officer and Director, has over 25 years experience as a healthcare entrepreneur and investment banker. He has successfully built businesses from the start-up phase in the healthcare and real estate industries, and has assisted several public companies in implementing roll-up strategies. He co-founded Quest Capital Partners, LC in Orlando, Florida in 1998 with Mark Szporka. Prior to founding Quest, he was President of Ivanhoe Consolidated Group, an Ocoee, Florida based healthcare company which was acquired by publicly-traded Medical Industries of America. He also assisted Medical Industries of America in implementing its active acquisition strategy and served as Chief Executive Officer of its Air Ambulance division. From 1994 to 1998, Mr. Lubinsky was founding Director and Chief Executive Officer of Pain Rehabilitation Network, a Maitland, Florida medical management company which owned or managed 40 medical practices. From 1987 until 1994, he was Chief Executive Officer of Medical Equity, Inc., an investment banking and management company focused on the healthcare industry. During this period, Mr. Lubinsky also founded MedX West, Inc., a distributor of medical equipment. From 1981 to 1987, Mr. Lubinsky served as President and Chief Executive Officer of Florida Equity Group, a real estate development and mortgage banking entity. Prior to founding Florida Equity Group, he served as Senior Vice President of real estate lending for American Savings of Miami, a New York Stock Exchange company. Mr. Lubinsky received a BA degree in finance from Florida International University.

Jay L. Rosen, M.D., President and Director, has over 15 years experience as a healthcare entrepreneur after training as a general surgeon in New York. Dr. Rosen has successfully developed and managed outpatient surgery, diagnostic, specialized ambulatory treatment and physical rehabilitation centers. Since 1992, he has served as Chief Executive Officer and Executive Director of Tampa Bay Surgery Center, Inc., an outpatient surgical facility that specializes in minimally invasive spinal surgery and pain management procedures in Tampa, Florida. He also is active in managing Seven Springs Surgery Center in New Port Richey, Florida. From 1988 to 1992, Dr. Rosen served as Vice President and Director of Development for Physician's Technical Systems, Inc., a medical ambulatory development company located in New York. From 1983 to 1988, he was President and co-founder of NMR Diagnostic Centers, Inc., a diagnostic center development and management company. Dr. Rosen received a BS degree from Fordham University and Medical Degree from Cetec University. He did graduate medical research at Hahnemann University in Philadelphia and the Medical Center at SUNY at Stony Brook. Dr. Rosen is a Diplomat of the American Board of Quality Assurance and Utilization Review Physicians. He currently serves on the Board of Directors for Tampa Bay Surgery Center, Inc., Tampa Bay Surgery Associates, Inc., Rehab One, Inc., Open MRI & Diagnostic Center, Inc., Immuvac, Inc., and Intellicare, Inc.

Mark Szporka, Chief Financial Officer and Director, has in excess of 20 years experience as an investment banker, chief financial officer and strategic planner. During this time he has completed in excess of 125 transactions, including mergers & acquisitions, corporate joint ventures, initial public offerings, equity and debt private placements, real estate financings and strategic plans. He co-founded Quest Capital Partners, LC in Orlando, Florida in 1998 with Randy Lubinsky. During that period of time he also served as Chief Financial Officer of BackGenesis, Inc., a publicly-traded healthcare company headquartered in Ocoee, Florida. From 1995 to 1998, Mr. Szporka was a principal of a private investment company and during this period served as Chief Financial Officer of Carpet Barn, Inc., a $40 million public floor covering company in Las Vegas, Nevada. Prior to 1995, Mr. Szporka served as Managing Director of AMI Holding Corporation, Inc., a healthcare company located in Westland, Michigan, where he also served as Chief Financial Officer of all affiliates. Prior to joining AMI, Mr. Szporka was Director of Corporate Finance Consulting for Arthur Andersen & Co. where he established and managed investment banking practices for middle-market companies in Detroit, Boston and Philadelphia. Mr. Szporka was Managing Director at Security Pacific Merchant Bank with overall nationwide responsibility for investment banking services for real estate and hospitality companies. Previously, he served as Vice President in the investment banking divisions of Paine Webber and E.F. Hutton. In addition, he was Director of Strategic Planning at Joseph E. Seagram & Sons. Mr. Szporka received a MBA from the University of Michigan and a BBA from the University of Notre Dame. He is a Certified Public Accountant (non-active) in New York.

Stanley Swartz, Vice President, is responsible for implementing the financial and operational integration of PainCare's acquisitions. He previously was Director of Finance and Administration of Rothbart Pain Management Clinic, Inc. and was instrumental in the profitable operation of the clinic through supervision of the accounting and administrative functions. Since 1988, he has also served as

Principal of Sloan Paskowitz Adelman, Chartered Accountants. From 1986 to 1987, Mr. Swartz was Controller of Cineplex Odeon Films Distribution. He previously served as Controller of Gulf & Western Canada. Mr. Swartz is a Certified Management Accountant and Certified Financial Planner.

Merrill Reuter, M.D., President of Advanced Orthopedics of South Florida, Inc., is a renowned orthopedic surgeon who specializes in minimally invasive spine surgery. Dr. Reuter founded Advanced Orthopedics of South Florida, Inc. in Lake Worth, Florida in 1992. He received a BS degree from Tulane University in 1982 and a Masters in Medical Science and a Medical Degree from Brown University in 1986. Dr. Reuter completed his General Surgical Internship and Orthopedic Surgery Residency Training Program at the University of Texas Medical Branch in Galveston, Texas.

Ronald L. Riewold, Chief Executive Officer and President of PainCare Management Services, Inc. has extensive experience in managing, operating and growing companies. After successfully growing a financial services company and a real estate development company, he entered the healthcare arena full time in 1996 as Vice-President of Corporate Development of Heart Labs of America, located in Boynton Beach, Florida which later changed its name to Medical Industries of America and then Cyber-Care. Upon leaving Cyber-Care, he became a consultant for American Enterprise Solutions, Inc. ("AESI"), a healthcare delivery system and internet utility located in Tampa, Florida which focused on the connectivity of the Internet in the healthcare industry. Mr. Riewold later became Executive Vice-President, then President and Chief Operating Officer of AESI. Mr. Riewold joined PainCare on April 1, 2001. Mr. Riewold has a BA degree from Florida State University and a MBA from Temple University.

BOARD OF DIRECTORS INTERLOCKS AND INSIDER PARTICIPATION

     No executive officer of PainCare serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the PainCare board.

DIRECTOR COMPENSATION

     Cash fees and stock options may be paid to non-employee directors of PainCare by PainCare for service on the Board of Directors. PainCare has made no agreements regarding compensation of non-employee directors. Directors of PainCare who are also officers of PainCare receive no additional compensation for their service as directors. All directors are entitled to reimbursement for reasonable expenses incurred in the performance of their duties as members of the board of directors.

     Except for grants of stock options, directors of PainCare do not generally receive compensation for services provided as a director. PainCare also does not pay compensation for committee participation or special assignments of the PainCare board. Non-employee PainCare Board members are eligible for option grants pursuant to the provisions of PainCare's Stock Option Plans.

EXECUTIVE COMPENSATION

          PainCare has entered into an employment agreement with Randy Lubinsky to serve as Chief Executive Officer for an initial term of five years. The principal terms of Mr. Lubinsky's employment agreement are as follows: (i) an annual salary of $185,000, which may be increased from time to time at the discretion of the board of directors; (ii) stock options to purchase 200,000 shares of PainCare's common stock at an exercise price of $.05 per share; (iii) health and disability insurance coverage; (iv) term life insurance; (v) an annual bonus equal to 4% of PainCare's earnings before interest, taxes, depreciation and amortization ("EBITDA"), and (vi) such as other benefits as PainCare may provide for its officers in the future.

          PainCare has entered into an employment agreement with Jay Rosen, M.D. to serve as President for an initial term of five years. The principal terms of Dr. Rosen's employment agreement are as follows: (i) an annual salary of $60,000 which may be increased from time to time at the discretion of the board of directors; (ii) stock options to purchase 200,000 shares of PainCare's common stock at an exercise price of $.05 per share; (iii) health and disability insurance coverage; (iv) term life insurance; (v) an annual bonus equal to 5% of the company's surgery's division of EBITDA, and (vi) such as other benefits
as PainCare may provide for its officers in the future.   Dr. Rosen has waived
his first year salary in lieu of receiving 200,000 shares of PainCare, Inc. common stock.

          PainCare has entered into an employment agreement with Mark Szporka to serve as Chief Financial Officer for an initial term of five years. The principal terms of Mr. Szporka's employment agreement are as follows: (i) an annual salary of $160,000, which may be increased from time to time at the discretion of the board of directors; (ii) stock options to purchase 200,000 shares of PainCare's common stock at an exercise price of $.05 per share; (iii) health and disability insurance coverage; (iv) term life insurance; (v) an annual bonus equal to 4% of PainCare's EBITDA, and (vi) such as other benefits as PainCare may provide for its officers in the future.

          PainCare has entered into an employment agreement with Stan Swartz to serve as Vice President for an initial term of one year, with options to renew. The principal terms of Mr. Swartz's employment agreement are as follows: stock options to purchase 60,000 shares of PainCare's common stock at an exercise price of $.05 per share. In addition, Mr. Swartz received 90,000 shares of common stock of PainCare for his assistance in founding PainCare and developing the initial business plan.

          PainCare has entered into an employment agreement with Merrill Reuter, M.D. to serve as President and Medical Director of Advanced Orthopedics of South Florida, Inc. for an initial term of ten years. The principal terms of Dr. Reuter's employment agreement are as follows: (i) an annual salary of $300,000 during the first five years of the agreement, and $500,000 per year for each year thereafter; (ii) stock options to purchase shares of PainCare's common stock as approved by the stock option committee of PainCare; and (iii) health and disability insurance coverage. In the event that PainCare terminates the agreement "Without Cause" or Dr. Reuter terminates the agreement "For Cause", Dr. Reuter will receive a lump sum severance payment of $500,000.

          PainCare Management Services, Inc. ("PCMS"), a wholly owned subsidiary of PainCare, has entered into an employment agreement with Ron Riewold to serve as Chief Executive Officer and President for an initial term of five years. The principal terms of Mr. Riewold's employment agreement are as follows: (i) an annual salary of $60,000, which may be increased from time to time at the discretion of the Board of Directors; (ii) the base salary shall be increased at the rate of $10,000 per annum per each new rehabilitation center opened by the Company up to a maximum of six (6) new centers (or, $60,000) (iii) stock options to purchase 775,000 shares of PainCare's common stock at an exercise price of $1.00 per share, with 25,000 options vesting for each new rehabilitation center that PCMS opens; (iii) health and disability insurance coverage; and (iv) a quarterly cash bonus equal to 5% of the profits of PCMS.

EMPLOYMENT CONTRACTS AND CHANGE IN CONTROL ARRANGEMENTS

     Except for Messrs. Lubinsky, Szporka and Rosen none of the named officers of PainCare will have employment agreements with Post-Merger HelpMate but will remain as employees of PainCare and its subsidiaries, as the case may be. Following the merger, Messrs. Lubinsky, Szporka and Rosen will enter into employment agreements with HelpMate substantially similar to their agreements with PainCare and their agreements with PainCare will be terminated.

STOCK PLANS

     Pursuant to the merger agreement, HelpMate will assume the outstanding options to purchase shares of PainCare common stock. See 'The Merger Agreement -
- Consideration' on page 42 for a detailed description of the assumption of these options. Each officer, employee or consultant who exercises his or her PainCare options prior to the merger will receive shares of HelpMate common stock upon completion of the merger. All PainCare officers and directors hold outstanding PainCare options granted under PainCare's stock option plans will receive HelpMate options upon completion of the merger.

PAINCARE CERTAIN TRANSACTIONS

     From January 1, 2000 through November 30, 2000, PainCare paid management fees in the amount of $75,000 to Quest Capital Partners, LC ("Quest"), an entity controlled by PainCare's Chief Executive Officer, Randy Lubinsky, and Chief Financial Officer, Mark Szporka. These payments were in lieu of the payment of salaries to these two individuals. Based on the employment contracts entered into between PainCare and Mr. Lubinsky and Mr. Szporka on August 1, 2000, these two individuals have accrued payments totaling $42,500 collectively, which have not been paid as of December 31, 2001. These accrued payments are expected to be paid upon receipt of available cash by PainCare. As of January 1, 2001 Mr. Lubinsky and Mr. Szporka commenced receiving compensation from PainCare individually.

     From July, 2000 through November, 2000, Quest entered into a management services agreement with Advanced Orthopedics of South Florida, Inc. During that period of time, Quest received management fees of $45,000. There is no ongoing arrangement for these services as this relationship was terminated effective November 30, 2000.

     From July, 2000 through November, 2000, Quest entered into a management services agreement with Rothbart Pain Management Clinic Inc. During that period of time, Quest accrued fees and expenses totaling $41,270. To date Quest has received $2,587 from Rothbart, and is still owed $38,683 in management fees and expenses as of December 31, 2001. It is expected that these fees and expenses will be paid once cash is available to PainCare. There is no ongoing arrangement for these services as this relationship was terminated effective November 30, 2000.

     On December 1, 2000, Peter Rothbart, M.D. was appointed to the board of directors of PainCare. In consideration for performing these services, he was granted options to acquire 140,000 shares of common stock of PainCare at an exercise price of $.05 per share. These shares are fully vested and are exercisable for a period of five years. On December 1, 2000, PainCare entered into a Share Purchase Agreement with to acquire 51% of the outstanding shares of Rothbart Pain Management Clinic Inc., of which Dr. Rothbart is a director of Rothbart. On March 1, 2001, PainCare acquired the remaining 49% of the outstanding shares of Rothbart from Naomi Investments Limited. Dr. Rothbart was not involved in negotiating or approving the transaction on behalf of PainCare. In the event any conflict were to arise regarding the purchase of the Rothbart shares, Dr. Rothbart will be unable to cast a vote or exert any influence with respect to those issues.

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

     The following unaudited pro forma financial statements give effect to the acquisition by HelpMate Robotics, Inc. of PainCare, Inc. in a transaction to be accounted for as a reverse merger using the purchase method of accounting with PainCare being deemed the acquirer. In accordance with SEC guidelines, no goodwill or intangibles will be recorded since HelpMate represents a public shell corporation with only monetary assets. The unaudited pro forma balance sheet is based on the historical balance sheets of HelpMate Robotics, Inc. and PainCare, Inc. appearing elsewhere in this registration statement or incorporated by reference and has been prepared to reflect the acquisition by HelpMate Robotics, Inc. of PainCare, Inc. as of September 30, 2001. The unaudited pro forma balance sheet also reflects the PainCare acquisitions of Advanced Orthopaedics of South Florida, Inc. and Rothbart Pain Management Clinic, Inc. as if the acquisitions occurred as of September 30, 2001. The unaudited pro forma statements of operations are based on the historical statements of operations of HelpMate Robotics, Inc. and of PainCare, Inc. appearing elsewhere in the registration statement or incorporated by reference and combines the results of operations of HelpMate Robotics, Inc. and PainCare, Inc. for the year ended December 31, 2000 and the nine months ended September 30, 2001 as if the acquisition occurred on the beginning of the respective periods. The unaudited pro forma statements of operations for the year ended December 31, 2000 and the nine months ended September 30, 2001 reflects the PainCare acquisitions of Advanced Orthopaedics of South Florida, Inc. and Rothbart Pain Management Clinic, Inc. as if the acquisitions occurred in the beginning of the respective periods.

     The unaudited pro forma information is presented for illustrative purposes only and is not necessarily indicative of the financial position or operating results that would have been achieved if the merger and acquisitions described above had been consummated as of the beginning of the periods presented, nor are they necessarily indicative of future operating results or financial position of HelpMate.

                                            HELPMATE ROBOTICS, INC.
                                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
                                           AS OF SEPTEMBER 30, 2001

                                                      PainCare        HelpMate                           Combined
                                                      Historical     Historical        Pro Forma         Pro Forma
                         Assets                       Statements     Statements        Adjustments        Results
                         ------                       --------------------------------------------------------------
Current assets:
        Cash (3)                                       $   172,174     $   391,642    $   (76,642)     $     487,174
        Accounts receivable                              1,190,376               -              -          1,190,376
        Income tax receivable                                    -          13,074              -             13,074
        Note receivable                                    196,361               -              -            196,361
                                                      --------------------------------------------------------------
               Total current assets                      1,558,911         404,716        (76,642)         1,886,985

Furniture and equipment, net                               362,149               -              -            362,149
Cash held in escrow (3)                                          -       1,338,962     (1,338,962)                 -
Goodwill (4)                                             3,183,496               -              -          3,183,496
Other assets                                                74,383               -              -             74,383
                                                      --------------------------------------------------------------
               Total assets                            $ 5,178,939     $ 1,743,678   $ (1,415,604)     $   5,507,013
                                                      ==============================================================
    Liabilities and Stockholders' Equity                         -               -              -                  -
    ------------------------------------
Liabilities:
        Accounts payable and accrued expenses          $   556,471     $    56,900   $          -      $     613,371
        Current portion of convertible debentures          766,610               -              -            766,610
        Interest payable                                    79,920               -              -             79,920
        Income taxes payable                                41,801               -              -             41,801
        Current portion of note payable                    186,260               -              -            186,260
                                                      --------------------------------------------------------------

               Total current liabilities                 1,631,062          56,900              -          1,687,962

Convertible debenture, less current portion                958,280               -              -            958,280
Minority interest                                           25,972               -              -             25,972
Notes payable, less current installments                    46,106               -              -             46,106
                                                      --------------------------------------------------------------
               Total liabilities                         2,661,420          56,900              -          2,718,320
                                                      --------------------------------------------------------------

Stockholders' Equity:
        Common stock (1)                                     7,555      21,379,540    (21,378,640)             8,455
        Additional paid in capital (1)                   2,517,706       5,232,012     (4,961,738)         2,787,980
        Retained earnings (deficit)                          6,942     (24,924,774)    24,924,774              6,942
        Cumulative translation adjustments                 (14,684)              -              -            (14,684)
                                                      --------------------------------------------------------------
               Total stockholders' equity                2,517,519       1,686,778     (1,415,604)         2,788,693
                                                      --------------------------------------------------------------

                                           HELPMATE ROBOTICS, INC.
                                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
                                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001

                                               PainCare                PainCare      HelpMate                Helpmate   Combined
                                              Historical   Pro Forma   Pro Forma    Historical   Pro Forma   Pro Forma  Pro Forma
                                              Statements  Adjustments   Results     Statements  Adjustments   Results    Results
                                             ---------------------------------------------------------------------------------------
Revenue                                      $ 3,440,242   $       -  $ 3,440,242  $       -      $       -   $       -  $3,440,242
Cost of revenue                                  572,826           -      572,826          -              -           -     572,826
                                             ---------------------------------------------------------------------------------------

    Gross profit                               2,867,416           -    2,867,416          -              -           -   2,867,416

Operating expenses:
    General and administrative                 2,043,275           -    2,043,275    180,088              -     180,088   2,223,363
    Amortization                                 161,398           -      161,398          -              -           -     161,398
                                             --------------------------------------------------------------------------------------

Income (loss) from operations                    662,743           -      662,743   (180,088)             -    (180,088)    482,655

Other income (expense):
    Interest income                                    -           -            -     59,734                     59,734      59,734
    Interest expense                             135,478           -      135,478          -              -           -     135,478
                                             ---------------------------------------------------------------------------------------

Income(loss) before minority interest            527,265           -      527,265   (120,354)             -    (120,354)    406,911

     Minority interest in income (5)              25,972     (25,972)           -          -              -           -           -
                                                                                                                                  -
     Provision (benefit) for inc. taxes (7)            -     175,452      175,452          -        (42,124)    (42,124)    133,528
                                             --------------------------------------------------------------------------------------

Net income (loss)                            $   501,293   $(149,480) $   351,813  $(120,354)     $  42,124   $ (78,230) $  273,583
                                             ======================================================================================

Basic income per share                                                                                                   $     0.03
                                                                                                                         ==========

Weighted average shares outstanding - basic                                                                               8,224,246
                                                                                                                         ==========

Diluted income per share                                                                                                 $     0.02
                                                                                                                         ----------

Weighted average shares outstanding - diluted                                                                            11,124,245
                                                                                                                         ==========

See accompanying footnotes to unaudited pro forma financial statements.

                                           HELPMATE ROBOTICS, INC.
                                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
                                      FOR THE YEAR ENDED DECEMBER 31, 2000

                                            PainCare                PainCare      HelpMate                 Helpmate     Combined
                                           Historical   Pro Forma   Pro Forma     Historical   Pro Forma   Pro Forma    Pro Forma
                                           Statements  Adjustments   Results      Statements  Adjustments   Results      Results
                                          ------------------------------------------------------------------------------------------
Revenue (2)                              $ 109,352     $ 3,993,373  $ 4,102,725   $        -  $         -  $        -    $4,102,725
Cost of revenue (2)                         49,556       2,473,413    2,522,969            -            -           -     2,522,969
                                          ------------------------------------------------------------------------------------------

    Gross profit                            59,796       1,519,960    1,579,756            -            -           -     1,579,756

Operating expenses:
    General and administrative (2)         558,816         313,655      872,471      206,717            -     206,717     1,079,188
    Amortization (4)                             -         218,773      218,773            -            -           -       218,773
                                          ------------------------------------------------------------------------------------------

Income (loss) from continuing operations $ (499,020)   $   987,532  $   488,512   $ (206,717) $         -  $ (206,717)   $  281,795
                                          ==========================================================================================

Basic income (loss) per share:
     Continuing operations                                                                                               $     0.04
                                                                                                                         ===========

Weighted average shares outstanding                                                                                       6,686,732
                                                                                                                         ===========

Diluted income (loss) per share:
    Continuing operations                                                                                                $     0.03
                                                                                                                         ===========

Weighted average shares outstanding                                                                                       8,566,732
                                                                                                                         ===========

See accompanying footnotes to unaudited pro forma financial statements.

Footnotes to Unaudited Pro Forma Financial Statements
-----------------------------------------------------

(1) HelpMate will account for this transaction as a reverse acquisition using the purchase method of accounting under SFAS 141, whereby PainCare will be treated as the acquiror for accounting purposes. No goodwill will be recorded (see Note 4). In connection with the merger, HelpMate will undertake a 22.19 to 1 reverse stock split.

(2) The acquisition by PainCare of HelpMate, Advanced Orthopaedics of South Florida, Inc. and Rothbart Pain Management Clinic, Inc. are assumed to have occurred as of the beginning of the respective periods.

(3) Except for the cash of $315,000 required to be delivered to PainCare in accordance with the Merger Agreement, the cash held in Escrow by HelpMate will be distributed to existing shareholders on December 31, 2001.

(4) Effective January 1, 2002, amortization of goodwill will cease in accordance with SFAS 142 and any unamortized goodwill will be evaluated for impairment on a periodic basis. No goodwill is recorded in connection with this transaction since HelpMate is a public shell with only monetary assets.

(5) PainCare's minority interest in Rothbart has been eliminated since per Note 2 100% would have been owned for the entire period.

(6) PainCare will issue 900,000 shares of common stock to HelpMate shareholders upon consummation of the merger.

(7) The provisions and benefits for income taxes assume tax losses of HelpMate are offset against earnings of PainCare.

(8) Weighted average shares outstanding assume the shares issued in this transaction and the common stock shares and convertible debentures issued by PainCare in the AOSF and Rothbart transactions were issued at the beginning of the period.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL HOLDERS AND MANAGEMENT OF HELPMATE

     There were, as of December 31, 2001, approximately 151 holders of record and approximately 151 beneficial holders of HelpMate's common stock. The following table sets forth information based upon the HelpMate's records and Securities and Exchange Commission filings with respect to each executive officer, each director and nominee for director, each person known to be a beneficial owner of more than 5% of the common stock of the corporation and all executive officers and directors as a group as of December __, 2001. Under the rules and regulations of the Securities and Exchange Commission, a person is deemed to own beneficially all securities of which that person owns or shares voting or investment power as well as all securities which may be acquired through the exercise of currently available conversion, warrant or option rights. Unless otherwise indicated, each such person possesses sole voting and investment power with respect to the shares owned by him.

----------------------------------------------------------------------------------------------------------------------------
                                                      Amount and Nature of           Percent of Class
                                                      Beneficial Ownership
             Name and Address of Beneficial Owner
----------------------------------------------------------------------------------------------------------
Gabriel Kaplan                                              1,099,091                        5.22%
9551 Hidden Valley Road
Beverly Hills, CA 90210

The Boston Group, LP                                        2,411,866                       10.78%
5777 West Century Boulevard, Suite 1605
Los Angeles, CA 90045

Connecticut Innovations, Inc.                               2,917,059                       12.74%
999 West Street
Rocky Hill, CT 06067

Joseph F. Engelberger(1)                                    2,021,500                        9.19%
HelpMate Robotics Inc.
22 Shelter Rock Lane
Danbury, CT  06810

Howard E. Motter                                               30,000                          (2)
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
2829 Saddlebred Court
Genwood, MD 21738

Theodore Sall                                         33,000                       (2)
47 Lake View Drive
Old Tappan, NJ 07675

Sheldon Sandler
Tamarack Circle, Ste. 71                              30,000                       (2)
Skillmon, NJ 08540

Joseph G. Cote                                        30,000                       (2)
19 Mallard Drive
Huntington, NY 11743

All Directors and Executives                       2,144,500                     9.70%
Officers as a Group
--------------------------------------------------------------------------------------------------------------------

------------
(1) Includes 72,589 shares owned by Mr. Engelberger's wife, Margaret Engelberger, but does not include shares beneficially owned by Mr. Engelberger's adult children or his brother. Also includes 431,116 shares owned by the Joseph F. Engelberger Foundation.
(2)  Less than one percent.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL HOLDERS
                           AND MANAGEMENT OF PAINCARE

STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth as of December 31, 2001 certain information with respect to shares beneficially owned by (i) each person who is known by PainCare to be the beneficial owner of more than 5% of PainCare's outstanding shares of common stock, (ii) each of PainCare's directors, and the executive officers named in the Summary Compensation Table, and (iii) all current directors and executive officers as a group. Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act. Under this rule, certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire shares (for example, upon exercise of an option or warrant) within 60 days of the date as of which the information is provided; in computing the percentage ownership of any person, the amount of shares is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of such acquisition rights. As a result, the percentage of outstanding shares of any person as shown in the following table does not necessarily reflect the person's actual voting power at any particular date.

     Unless otherwise indicated, the address for each listed shareholder is: c/o PainCare, Inc., 37 North Orange Avenue, Suite 500, Orlando, Florida 32801.



                            Beneficial Ownership of
                               Common Stock (1)
                          ---------------------------

                                       Percentage
Name of Beneficial           Shares        of      Current Positions
Owner                        Owned       Class      With the Company
------------------           -------   ---------   ------------------
Merrill Reuter, M.D.(2)       2,450,000    20.96%  President, AOSF

Peter Rothbart, M.D.(3)         477,500     4.08%  Director

Randy Lubinsky (4)              837,840     7.17%  Officer and Director

Jay Rosen, M.D. (5)             400,000     3.42%  Officer and Director

Mark Szporka (6)                977,340     8.36%  Officer and Director

Stan Swartz (7)                 277,500     2.37%  Officer

All  officers and directors   5,420,180    46.37%
as a group (6 persons)


(1) Based on an aggregate 7,555,357 shares of the Company's common stock outstanding, giving effect to the exercise of 1,575,000 stock options that have been vested, the exercise of 615,000 warrants which have been vested, conversion of $2,644,459 in convertible debentures which can be converted into 1,944,459 common, which results in an aggregate of 11,689,000 shares.

(2) Includes the impact of the completion of the Merger Agreement on January 1, 2001 between PainCare Acquisition Company I, Inc., a subsidiary of the Company, and Advanced Orthopedics of South Florida, Inc., of which Dr. Reuter is a shareholder, at which time Dr. Reuter received 1,850,000 shares of Company common stock and $1,200,000 in convertible debentures with a conversion price of $2 per share into 600,000 common shares. Does not include the impact of conversion of $1,050,000 of convertible debentures, at a conversion price of $2 per share, which debentures will be earned over three years if certain earnings targets are satisfied.

(3) Includes 210,000 shares which were obtained as a result of the November 1, 2000 consulting agreement between PainCare, Inc. and Peter Rothbart, M.D. Includes 50% of conversion of $510,000 of convertible debentures, at an estimated conversion price of $1 per share, which was part of the consideration of the acquisition of the outstanding shares of Rothbart Pain Management Clinic Inc. by PainCare, Inc. on December 1, 2000. These shares are beneficially owned by Carol Rothbart, wife of Peter Rothbart, M.D. Does not include the impact of 50% of $510,000 of common stock of the Company at market rates, which stock will be earned over three years if certain earnings targets are satisfied. Includes Plan options to acquire 140,000 shares for Dr. Rothbart, at an exercise price of $0.05 per share, which options are fully vested as part of being appointed to the board of directors.

(4) Includes Plan options to acquire 200,000 shares of the Company's common stock at $0.05 per share, which options are fully vested.

(5) Includes Plan options to acquire 200,000 shares of the Company's common stock at $0.05 per share, which options are fully vested.

(6) Includes Plan options to acquire 200,000 shares of the Company's common stock at $0.05 per share, which options are fully vested.

(7) Includes Plan options to acquire 60,000 shares of the Company's common stock at $0.05 per share, which options are fully vested. Includes 50% of conversion of $510,000 of convertible debentures, at a conversion price of $1 per share, which was part of the consideration of the acquisition of the outstanding shares of Rothbart Pain Management Clinic Inc. by PainCare, Inc. on December 1, 2000. Does not include the impact of 50% of $510,000 of common stock of the Company at market rates, which stock will be earned over three years if certain earnings targets are satisfied. Includes 90,000 shares of common stock which was earned by Mr. Swartz for his part in founding the Company and developing the business plan .

    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL HOLDERS AND MANAGEMENT OF HELPMATE FOLLOWING THE MERGER

          The following table sets forth certain pro forma information as of December 31, 2001 as to the number of shares of HelpMate common stock that will be beneficially owned, assuming consummation of the merger on December 31, 2001, by: (i) each person that will beneficially owns more than 5% of the outstanding shares of HelpMate common stock; (ii) each director of post-merger HelpMate; (iii) the Chief Executive Officer and the four other most highly compensated executive officers of post-merger HelpMate; and (iv) the post-merger HelpMate executive officers and directors as a group.

          The holders listed below will have sole voting power and investment power over the shares beneficially held by them. The table below includes shares subject to options, warrants and convertible notes which may be exercisable within 60 days following the filing of this Registration Statement. All percentages assume the issuance of 900,000 shares of HelpMate common stock in the merger and that the options of the particular person or group in question and no others, have been exercised.

                                        Pro Forma Beneficial
                                             Ownership
                                        --------------------

    Name of Beneficial Owner            Shares        Percent
    ------------------------            ------       --------
    Merrill Reuter, M.D.                2,450,000     19.46%
    Peter Rothbart, M.D.                  477,500      3.79%
    Randy Lubinsky                        837,840      6.65%
    Jay Rosen, M.D.                       400,000      3.18%
    Mark Szporka                          977,340      7.76%
    Stan Swartz                           277,500      2.20%
    All officers and directors          5,420,180     43.04%
    as a group (6 persons)

                     DESCRIPTION OF HELPMATE CAPITAL STOCK

    This section summarizes the terms of HelpMate's capital stock. Because this summary does not address all of the information that may be important to you, you should read the more detailed provisions of HelpMate's certificate of incorporation and bylaws.

GENERAL

     As of the date of this registration statement, HelpMate is authorized to issue up to 40,000,000 shares of HelpMate common stock, no par value. The issued and outstanding shares of HelpMate common stock are, and the shares that HelpMate will issue in connection with the merger will be, when authorized, approved, issued and delivered subject to the terms of the merger agreement, fully paid and nonassessable. As of December 31, 2001, approximately 19,971,313 shares of HelpMate common stock were issued and outstanding, held by 151 shareholders of record, and no shares of HelpMate preferred stock issued and outstanding.

HELPMATE COMMON STOCK

     Each holder of HelpMate common stock is entitled to one vote per share of HelpMate common stock held of record by the holder. Holders of HelpMate common stock have no preemptive, redemption or conversion rights. The holders of HelpMate common stock are only entitled to receive dividends when and as declared by the HelpMate board out of funds legally available for payments of dividends. Upon HelpMate's liquidation, dissolution or winding up, the holders of HelpMate common stock may share ratably in HelpMate's net assets. The registrar and transfer agent for the HelpMate common stock is The American Stock Transfer and Trust Company.

                        COMPARISON OF SHAREHOLDER RIGHTS

GENERAL

     HelpMate and PainCare are corporations organized under the laws of Connecticut and Nevada, respectively. There are differences in the laws of these two States as well as differences in the charters and bylaws of HelpMate and PainCare. The material differences are as follows:

CAPITALIZATION

     HelpMate. HelpMate is authorized to issue 40,000,000 shares of common stock. As of December 31, 2001, 19,971,313 shares of HelpMate common stock were issued and outstanding. Prior to the completion of the merger, HelpMate will effect a 22.19 reverse stock split, reducing its issued and outstanding common stock to 900,000 shares.

     PainCare. PainCare is authorized to issue 100,000,000 shares of its, $0.001 par value, common stock and 10,000,000 shares of $0.001 par value, preferred stock. On December 31, 2001, 7,555,357 shares of PainCare common stock was issued and outstanding and no preferred stock was issued and outstanding. PainCare's board has the authority, without shareholder approval, to issue shares of authorized preferred stock from time to time in one or more series and to fix the rights and preferences, including voting rights, of each series of preferred stock, which rights and preferences may be superior to that of PainCare common stock.

VOTING RIGHTS

     HelpMate. Each holder of HelpMate common stock is entitled to one vote for each share.

     PainCare. Each holder of PainCare common stock is entitled one vote for each share and may not cumulate votes for the election of directors.

NUMBER AND CLASSIFICATION OF DIRECTORS

     HelpMate. The HelpMate bylaws provide that the HelpMate board shall consist of such number of directors between three and fifteen as shall be fixed from time to time by action of the board, with each director serving for the term for which he or she is elected. The number of directors of HelpMate currently designated is one.

     PainCare. The PainCare bylaws provide that the PainCare board shall consist of not less than one with the exact number of directors to be determined from time to time by the board or by the shareholders at the annual meeting, with each director serving a one-year term. The number of directors of PainCare currently designated is five.

REMOVAL OF DIRECTORS

     HelpMate. Any director or the entire board may be removed from office, with or without cause, by affirmative vote of the holders of a majority of the outstanding shares then entitled to vote at an election of directors subject to the procedural rules set forth in the by-laws.

     PainCare. Any director or the entire board may be removed from office, with or without cause, at any time by affirmative vote of the holders of a majority of the outstanding shares then entitled to vote at an election of directors.

FILLING VACANCIES ON THE BOARD OF DIRECTORS

     HelpMate. Vacancies occurring in the board may be filled by vote of a majority of the directors then in office, whether or not less than a quorum.

     PainCare. Vacancies occurring in the board may be filled by vote of a majority of the directors then in office, whether or not less than a quorum. If there are no directors in office, any shareholder may call a special meeting of shareholders for the election of directors.

CHARTER AMENDMENTS

     HelpMate. The HelpMate charter may be amended by the affirmative vote of a majority of the HelpMate capital stock entitled to vote on such amendment.

     PainCare. The PainCare charter may be amended by the affirmative vote of a majority of the PainCare capital stock entitled to vote on such amendment, except that the PainCare charter may not be amended in a manner that adversely affects the rights or powers of a series of stock without similarly adversely affecting the rights or powers of each other series of stock, without the approval of the holders of a majority interest of such series of stock that is so adversely affected.

AMENDMENTS TO BYLAWS

     HelpMate. The bylaws may be altered, amended or repealed by the HelpMate shareholders or the board. Any bylaw adopted, amended or repealed by the HelpMate board may be amended or repealed by the shareholders, provided that the notice of the meeting of the shareholders includes notice of such action.

     PainCare. The bylaws may be altered, amended or repealed by the PainCare shareholders or the board. Any bylaw adopted, amended or repealed by the PainCare shareholders may be amended or repealed by the board, unless the resolution of the shareholders adopting such bylaw expressly reserves the right to amend or repeal it to the shareholders.

ACTION BY WRITTEN CONSENT

     HelpMate. HelpMate's bylaws provide that any action required or permitted to be taken by shareholders may be taken by written consent in lieu of a meeting.

     PainCare. PainCare's bylaws provide that any action required or permitted to be taken by shareholders may be taken by written consent in lieu of a meeting.

NOTICE OF SHAREHOLDER MEETINGS

     HelpMate. HelpMate's bylaws require written notice of the time, place and purpose of each annual or special meeting of the shareholders. If a shareholder will attend the meeting in person or by proxy, or provides a written waiver of the right to receive notice, notice of such meeting is not necessary.

     PainCare. PainCare's bylaws require written notice of the hour, date and place of each meeting of the shareholders. If the shareholder will attend the meeting in person or by proxy, or provides written waiver of the right to receive notice, notice of such meeting is not necessary, except when the shareholder attends the meeting to object to the transaction of any business on the grounds the meeting was not lawfully called or convened.

RIGHT TO CALL SPECIAL MEETING OF SHAREHOLDERS

     HelpMate. HelpMate's bylaws provide that a special meeting of the shareholders may be called by the president, or the board.

     PainCare. PainCare's bylaws provide that a special meeting of the shareholders may be called by the president or the board. The place, date and hour of any such special meeting shall be designated in the notice, or waiver of notice, to be sent to shareholders.

LIMITATION OF PERSONAL LIABILITY OF DIRECTORS

     HelpMate. HelpMate's charter provides that a director will not be liable to HelpMate or its shareholders for monetary damages for a breach of his or her fiduciary duty as a director, subject to the exceptions in the Connecticut Business Corporation Act cited above.

     PainCare. The Nevada Business Corporation Act provides that a corporation's charter may include a provision limiting the personal liability of a director to the corporation or its shareholders for monetary damage for breach of fiduciary duty as a director. However, no such provision can eliminate or limit the liability of a director for:

     any breach of the director's duty of loyalty to the corporation or its shareholders;

     acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;

     willful or negligent violation of the laws governing the payment of dividends or the purchase or redemption of stock; or

     any transaction from which the director devised an improper personal benefit.

     PainCare's charter provides that a director will not be liable to PainCare or its shareholders for monetary damages resulting from a breach of his or her fiduciary duty as a director, subject to the exceptions in the Nevada Business Corporation Act cited above.

DIVIDENDS

     HelpMate. HelpMate's board may declare and pay dividends upon shares of HelpMate common stock, as provided by law.

     PainCare. PainCare's board may declare and pay dividends upon shares of PainCare common stock, as provided by law, and subject to any preferential dividend rights of any outstanding preferred stock. PainCare's charter gives the board discretion to establish dividend rights for any and all classes of preferred stock.

CONVERSION

     HelpMate. Holders of HelpMate common stock have no right to convert their shares into any other shares of capital stock of HelpMate or any other securities.

     PainCare. Holders of PainCare common stock have no right to convert their shares into any other shares of capital stock of PainCare or any other securities.

     Holders of PainCare's convertible notes have the right to convert their notes into a number of shares of common stock of PainCare (and Post-Merger HelpMate upon completion of the merger) determined by dividing the principal amount of notes aggregating $1,544,459 and $2.00 for a note in the principle amount of $1,200,000.

LIQUIDATION

     HelpMate. Upon dissolution or liquidation of HelpMate, whether voluntary or involuntary, holders of HelpMate common stock will be entitled to receive all assets of HelpMate available for distribution to its shareholders.

     PainCare. Upon dissolution or liquidation of HelpMate, whether voluntary or involuntary, holders of PainCare common stock will be entitled to receive all assets of PainCare available for distribution to its shareholders, subject to any preferential rights of any then outstanding preferred stock.

                                 LEGAL MATTERS

     The validity of the shares of HelpMate common stock to be issued in connection with the merger will be passed upon for HelpMate by Reid and Riege P.C., Hartford, Connecticut.

                                    EXPERTS

     The financial statements of HelpMate Robotics, Inc. as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000 incorporated by reference in this registration statement on Form S-4 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in auditing and accounting in giving said reports.

     The financial statements of PainCare, Inc. which includes the financial statements of Wireless Marketing, Inc., Advanced Orthopeadics of South Florida, Inc. and Rothbart Pain Management Clinic, Inc. as of December 31, 1999 and 2000 and for each of the two years in the period ended December 31, 2000 included in this registration statement and have been so included in reliance on the report of Parks, Tschopp, Whitcomb & Orr, P.A. independent auditors, given on the authority of said firm as experts in auditing and accounting.

                          INCORPORATION BY REFERENCE

     We incorporate by reference in this registration statement the information contained in the following documents:

     the annual report on Form 10-K for the fiscal year ended December 31, 2000 of HelpMate Robotics, Inc., filed on April 2, 2001 to disclose information regarding the financial position, results of operations and cash flows of HelpMate Robotics, Inc.;

     the quarterly report on Form 10-Q for the fiscal quarter ended March 30, 2001 of HelpMate Robotics, Inc. filed on May 14, 2001, to disclose information regarding the financial position, results of operations and cash flows of HelpMate Robotics, Inc.; and

     the quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2001 of HelpMate Robotics, Inc. filed on August 13, 2001, to disclose information regarding the financial position, results of operations and cash flows of HelpMate Robotics, Inc.; and

     the quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2001 of HelpMate Robotics, Inc. filed on November 9, 2001, to disclose information regarding the financial position, results of operations and cash flows of HelpMate Robotics, Inc.; and

     the current report on Form 8-K of HelpMate Robotics, Inc. filed on November 7, 2001.

     You may obtain copies of Form 10-K and Form 10-Q from us, free of cost, by contacting us at the address or telephone number provided in 'Where You Can Find More Information.'

                      WHERE YOU CAN FIND MORE INFORMATION

     HelpMate files annual, quarterly, and special reports, and other information with the SEC. You may read and copy any reports, statements, or other information we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at 'http://www.sec.gov.'

     Statements contained in this registration statement about the contents of any contract or other document are not necessarily complete, and we refer you, in each case, to the copy of such contract or other document filed as an exhibit to the registration statement.

                         INDEX TO FINANCIAL STATEMENTS

           FINANCIAL STATEMENTS OF PAINCARE AND PREDECESSOR COMPANY

Wireless Marketing for the year ended December 31, 1999:
Independent Auditor's Report                                                                              F-2
Balance Sheet as of December 31, 1999                                                                     F-3
Statement of Operations for the year ended December 31, 1999                                              F-4
Statement of Shareholders' Equity for the year ended December 31, 1999                                    F-5
Statement of Cash Flows for the year ended December 1999                                                  F-6
Notes to Financial Statements                                                                             F-7

PainCare for the year ended December 31, 2000:
Independent Auditor's Report                                                                              F-10
Consolidated Balance Sheets as of December 31, 2000                                                       F-11
Consolidated Statement of Operations for the year ended December 31, 2000                                 F-12
Consolidated Statement of Shareholders' Equity (Deficit) for the year ended December 31, 2000             F-13
Consolidated Statement of Cash Flows for the year ended December 2000                                     F-14
Notes to Consolidated Financial Statements                                                                F-15

Advanced Orthopedics of South Florida for the years ended December 31, 2000 and 1999:
Independent Auditor's Report                                                                              F-24
Balance Sheets as of December 31, 2000 and 1999                                                           F-25
Statements of Operations for the years ended December 31, 2000 and 1999                                   F-26
Statements of Cash Flows for the years ended December 2000 and 1999                                       F-27
Notes to Financial Statements                                                                             F-28

Rothbart Pain Management Clinic, Inc. for the years ended January 31, 2000 and 1999:
Independent Auditor's Report                                                                              F-34
Balance Sheets as of January 31, 2000 and 1999                                                            F-35
Statements of Operations for the years ended January 31, 2000 and 1999                                    F-36
Statements of Cash Flows for the years ended January 2000 and 1999                                        F-37
Notes to Financial Statements                                                                             F-38

Consolidated PainCare as of September 30, 2001 and for the nine months ended September 30, 2001 and
 2000 (unaudited):
Consolidated Balance Sheet as of September 30, 2001                                                       F-43
Consolidated Statements of Operations for the nine months ended September 30, 2001 and 2000               F-44
Consolidated Statement of Shareholders' Equity for the nine months ended September 30, 2001               F-45
Consolidated Statement of Cash Flows for the nine months ended September 30, 2001 and 2000                F-46
Notes to Consolidated Financial Statements                                                                F-47

                           WIRELESS MARKETING, INC.
                         (A Development Stage Company)

                              Financial Statement

                               December 31, 1999

                  (With Independent Auditors' Report Thereon)

                         Independent Auditors' Report
                         ----------------------------

The Board of Directors
Wireless Marketing, Inc.:

We have audited the accompanying balance sheet of Wireless Marketing, Inc. (a development stage company) as of December 31, 1999, and the related statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provided a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wireless Marketing, Inc. (a development stage company) as of December 31, 1999, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles


                                         Parks, Tschopp, Whitcomb, and Orr, P.A.


April 26, 2000

                           WIRELESS MARKETING, INC.
                          (A Development Stage Company)

                                 Balance Sheet

                               December 31, 1999

                                          Assets
                                          ------
                                                                                                         1999
                                                                                                       --------
Total assets                                                                                           $      -
                                                                                                       ========

                            Liabilities and Stockholders' Equity
                            ------------------------------------
Stockholders' Equity:
          Common stock, $.001 par value, authorized
             20,000,000 shares; issued and outstanding 11,000,000 shares.                              $  11,000
          Additional paid in capital                                                                   $     440
          Deficit accumulated in the development stage                                                   (11,440)
                                                                                                       ---------

                            Total stockholders' equity                                                 $       -
                                                                                                       =========

See accompanying notes to financial statements.

                           WIRELESS MARKETING, INC.
                         (A Development Stage Company)

                            Statement of Operations

                         Year Ended December 31, 1999

                                                             1999
                                                           ---------

Revenue:                                                   $       -
                                                           ---------

Costs and expenses:
        General and administrative                            11,440
                                                           ---------

                 Total costs and expenses                     11,440
                                                           ---------

                 Net loss                                  $ (11,440)
                                                           =========

See accompanying notes to financial statements.

                           WIRELESS MARKETING, INC.
                         (A Development Stage Company)

                       Statement of Stockholders' Equity

                         Year Ended December 31, 1999

                                                                               Additional   Deficit Accumulated      Total
                                                   Common Stock                   Paid      in the Development  Stockholders'
                                                   ------------
                                            Shares              Amount         In Capital         Stage            Equity
                                      ------------------   ----------------- -------------- ------------------  -------------
Balances at December 31, 1998                 11,000,000            $ 11,000          $ 440       $         -   $      11,440

Net loss                                               -                   -              -           (11,440)        (11,440)
                                      ------------------   -----------------  ------------- -----------------   -------------

Balances at December 31, 1999                 11,000,000            $ 11,000          $ 440         $ (11,440)  $           -
                                      ==================   =================  ============= =================   =============

See accompanying notes to financial statements.

                           WIRELESS MARKETING, INC.
                         (A Development Stage Company)

                            Statement of Cash Flows

                         Year Ended December 31, 1999

                                                                                    1999
                                                                            -------------------
Cash flows from operating activities:
     Net loss                                                               $           (11,440)
     Adjustment to reconcile net loss to net cash used in
      operating activities:
        Amortization                                                                     11,440
                                                                            -------------------

                  Net cash used in operating activities                                       -
                                                                            -------------------

                  Net increase in cash                                                        -

Cash, at beginning of year                                                                    -
                                                                           --------------------
Cash at end of year                                                        $                  -
                                                                           ====================

See accompanying notes to financial statements.

                           WIRELESS MARKETING, INC.
                         (A Development Stage Company)

                         Notes to Financial Statements

                               December 31, 1999


(1)  Summary of Significant Accounting Policies
     ------------------------------------------

     (a)  Nature of development stage operations
          --------------------------------------

          Wireless Marketing, Inc., (the Company) was formed on February 19,
          1997.

          Operations of the Company through the date of these financial statements have been devoted primarily to product development and marketing, raising capital, and administrative activities.

     (b)  Property and equipment
          ----------------------

          Property and equipment are recorded at cost and depreciated over the estimated useful lives of the assets which range from three to five years, using the straight-line method.

     (c)  Intangible assets
          -----------------

          Organization costs will be amortized over a five year period using the straight-line method once planned principal operations have commenced.

     (d)  Income taxes
          ------------

          Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Changes in tax rates are recognized in the period that includes the enactment date.

          Development stage operations for the period ended December 31, 1999 resulted in a net operating loss. It is uncertain whether any tax benefit of net operating loss will be realized in future periods. Accordingly, no income tax provision has been recognized in the accompanying financial statements. At December 31, 1999, the Company has net operating loss carryforwards of approximately $11,000 which will expire in 2019.

     (e)  Use of Estimates
          ----------------

          Management of the Company has made certain estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

     (f)  Cash Flows
          ----------

          For purposes of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

(2)  Subsequent Events.
     -----------------

     On March 30, 2000, FloorNation, Inc., a Florida corporation agreed to exchange shares with Wireless Marketing. Shareholders of FloorNation exchanged all outstanding shares of FloorNation common stock for 12,650,000 shares of Wireless Marketing in a business combination accounted for as a reverse merger. In connection with the transaction, Wireless Marketing changed its name to FloorNation, Inc.

                                PAINCARE, INC.

                       Consolidated Financial Statements

                               December 31, 2000

                  (With Independent Auditors' Report Thereon)

                          Independent Auditors' Report
                          ----------------------------

The Board of Directors
PainCare, Inc.:

We have audited the accompanying consolidated balance sheet of PainCare, Inc. as of December 31, 2000 and the related consolidated statements of operations, stockholder's equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PainCare, Inc., as of December 31, 2000 and the results of its consolidated operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.


                                         Parks, Tschopp, Whitcomb, and Orr, P.A.


June 6, 2001

                                 PAINCARE, INC.

                           Consolidated Balance Sheet

                               December 31, 2000

                                             Assets
                                             ------
Current assets:
        Cash and cash equivalents                                                                       $ 110,611
        Accounts receivable                                                                               204,145
                                                                                                        ---------

               Total current assets                                                                       314,756

Furniture and equipment, net (note 8)                                                                      35,128
Goodwill, net of accumulated amortization of $5,672                                                       317,982
Other assets                                                                                               11,536
                                                                                                        ---------

               Total assets                                                                             $ 679,402
                                                                                                        =========

                          Liabilities and Stockholders' Equity (Deficit)
                          ----------------------------------------------
Liabilities:
        Accounts payable and accrued expenses (note 4)                                                  $ 373,974
        Current portion of convertible debentures (note 3)                                                136,667
        Shareholder loans (note 5)                                                                         50,208
                                                                                                        ---------

               Total current liabilities                                                                  560,849

Convertible debentures (note 3)                                                                           261,944
Minority interest (note 9)                                                                                (10,117)
                                                                                                        ---------

               Total liabilities                                                                          812,676
                                                                                                        ---------
Commitments (note 2, 4, 7 and 11)
Stockholders' Equity (Deficit): (note 2)
        Common stock, $.001 par value.  Authorized 100,000,000 shares;
           issued and outstanding 5,366,357 shares                                                          5,366
        Preferred stock, $.001 par value.  Authorized 10,000,000 shares;
           issued and outstanding -0-shares                                                                     -
        Additional paid in capital                                                                        370,395
        Accumulated deficit                                                                              (494,351)
        Cumulative translation adjustments                                                                (14,684)
                                                                                                        ---------

               Total stockholders' equity (deficit)                                                      (133,274)
                                                                                                        ---------

               Total liabilities and stockholders' equity (deficit)                                     $ 679,402
                                                                                                        =========

See accompanying notes to consolidated financial statements.

                                PAINCARE, INC.

                     Consolidated Statement of Operations

                         Year ended December 31, 2000

Revenues                                                                       $  109,352
                                                                               ----------
Costs and expenses:
         Cost of sales                                                             49,556
         General and administrative                                               558,816
                                                                               ----------

                Total cost and expenses                                           608,372
                                                                               ----------

                       Loss before income taxes and minority interest            (499,020)

Provision for income taxes (note 6)                                                 5,448
                                                                               ----------

                       Loss before minority interest                             (504,468)

Minority interest in loss                                                          10,117
                                                                               ----------

                        Net loss                                               $ (494,351)
                                                                               ==========

See accompanying notes to consolidated financial statements.

                                PAINCARE, INC.

           Consolidated Statement of Stockholders' Equity (Deficit)

                         Year ended December 31, 2000

                                                                       Additional                    Cumulative          Total
                                                Common Stock             Paid in        Accumulated  Translation     Stockholders'
                                           Shares          Amount        Capital          Deficit    Adjustments    Equity (Deficit)
                                      ---------------   ------------- -------------    ------------- -----------    ----------------
Balances at December 31, 1999                       -   $           - $           -    $           -    $       -     $         -

Common stock issued to founders             8,734,500             873             -                -            -             873

Common stock issued for cash                  277,900              28       347,347                -            -         347,375

Stock issuance cost                                 -               -       (51,625)               -            -         (51,625)

Recapitalization, including effect of
   reverse of acquisition                   4,737,600          12,849        (9,291)               -            -           3,558

Common stock returned from founder        (10,273,143)        (10,273)       10,273                -            -               -

Common stock issued for services            1,889,500           1,889        73,691                -            -          75,580

Net loss                                            -               -             -         (494,351)           -        (494,351)

Foreign currency translation                        -               -             -                -      (14,684)        (14,684)
                                      ---------------   ------------- -------------    -------------    ---------     ------------

Balances at December 31, 2000               5,366,357   $       5,366 $     370,395    $    (494,351)   $ (14,684)    $  (133,274)
                                      ===============   ============= =============    =============    =========     ============

See accompanying notes to consolidated financial statements.

                                 PAINCARE, INC.

                      Consolidated Statement of Cash Flows

                          Year ended December 31, 2000

Cash flows from operating activities:
  Net loss                                                         $ (494,351)
  Adjustments to reconcile net loss to net cash
    used in operating activities:
       Stock issued for services                                       20,000
       Depreciation and amortization                                    7,176
       Minority interest                                              (10,117)
       Cumulative translation adjustments                             (14,684)
       Change in operating assets and liabilities:
          Accounts receivable                                        (204,145)
          Other assets                                                (11,536)
          Accounts payable                                            373,974
                                                                   ----------

               Net cash used in operating activities                 (333,683)
                                                                   ----------

Cash flows from investing activities:
  Payment of debentures                                              (111,389)
  Acquisition of Rothbart                                             205,304
  Shareholder loans                                                    50,208
                                                                   ----------
               Net cash used in investing activities                  144,123
                                                                   ----------

Cash flows from financing activities:
  Proceeds from issuance of common stock                              351,806
  Stock issuance cost                                                 (51,625)
                                                                   ----------

               Net cash provided by financing activities              300,181
                                                                   ----------

               Net increase in cash                                   110,611

Cash and cash equivalents at beginning of year                              -
                                                                   ----------

Cash and cash equivalents at end of year                           $  110,611
                                                                   ==========

Supplementary disclosure of cash flow information:
  Cash paid during the year for interest                           $    2,392
                                                                   ==========

See accompanying notes to consolidated financial statements.

                                PAINCARE, INC.

                         Notes to Financial Statements

                               December 31, 2000



(1)  Summary of Significant Accounting Policies
     ------------------------------------------

     (a)   The Company
           -----------

           FloorNation, Inc., now known as PainCare, Inc. (the Company or PAIN), is a Florida corporation formed in December 1999 for the purpose of establishing a nationwide network of residential contract, commercial contract, and specialty retail floor covering business operations. The Company has identified over thirty highly populated markets throughout the United States that have strong residential and commercial construction and development. FloorNation's strategy is to acquire a profitable residential or commercial contract floor covering operation in each of these markets, accelerate growth in each market by opening a jumbo, specialty retail store in conjunction with that business, and enhance profitability by consolidating similar contracting businesses in that market. Operations of the Company through the date of these financial statements have been devoted primarily to raising capital, administrative activities and implementing its business plan.

           On March 30, 2000, FloorNation, Inc. agreed to exchange shares with Wireless Marketing, Inc., a Nevada corporation. Accordingly, FloorNation, Inc., exchanged all outstanding shares of the Company's common stock for 12,650,000 shares of Wireless Marketing, Inc. stock in a business combination accounted for as a reverse acquisition. During the period Wireless Marketing, Inc. was in existence, prior to the reverse acquisition, its primary activity was to implement its business plan and raise equity capital. For accounting purposes, the reverse acquisition is reflected as if FloorNation, Inc. issued its stock for the net assets of Wireless Marketing, Inc. The net assets of Wireless Marketing, Inc. were not adjusted in connection with the reverse acquisition since they were monetary in nature. Coincident with the reverse acquisition, Wireless Marketing, Inc. changed its name to FloorNation, Inc.

           On July 31, 2000, the Company abandoned its plan for a nationwide network of residential and commercial floor covering operations and adopted a new business plan to establish a network of medical facilities throughout the United States and Canada focusing on orthopaedic care and pain management. Along with the change of business plan, the Company changed its name to PainCare, Inc. and received 10,273,143 shares of its common stock from some of its founding shareholders.

           On December 1, 2000, the Company acquired a 51% interest in Rothbart Pain Management Clinic, Inc. (Rothbart). The consolidated balance sheet includes the accounts of Rothbart at December 31, 2000 and the consolidated statement of operations includes the accounts of Rothbart for the one month until December 31, 2000.

     (b)  Property and equipment
          ----------------------

          Property and equipment are recorded at cost and depreciated over the estimated useful lives of the assets which range from three to five years, using the straight-line method.

     (c)  Income taxes
          ------------

          Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Changes in tax rates are recognized in the period that includes the enactment date.

     (d)  Financial Instruments Fair Value, Concentration of Business and Credit
          ----------------------------------------------------------------------
          Risks
          -----

          The carrying amount reported in the balance sheet for cash and accounts payable approximates fair value because of the immediate or short-term maturity of these financial instruments.

     (e)  Use of Estimates
          ----------------

          Management of the Company has made certain estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

     (f)  Cash Flows
          ----------

          For purposes of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

     (g)  Preferred Stock
          ---------------

          The Board of Directors is expressly authorized at any time to provide for the issuance of 10,000,000 shares of Preferred Stock in one or more series, with such voting powers, full or limited, but not to exceed one vote per share, or without voting powers, and with such designations, preferences and relative participating, optional or other special rights and qualifications, limitations or restrictions, as shall be fixed and determined in the resolution or resolutions providing for the issuance thereof adopted by the Board of Directors. As of December 31, 2000, no shares have been issued.

(2)  Stock Options and Warrants
     --------------------------

          The Company's Board of Directors has adopted a Stock Option Plan (the
     Plan) which authorizes the issuance of options and warrants to acquire up to 2,000,000 shares of the Company's common stock. Options granted under the Plan have exercise prices not less than the fair market value of the underlying stock at the date of grant as determined by the Company's Board of Directors. The number of shares, terms and exercise period of options and warrants granted under the Plan are determined by the Company's Board of Directors on a case-by-case basis. The Company has granted 800,000 options of common stock in connection with the plan. The options have an exercise price of $.05 per share and are exercisable for a period of five years. The warrants have an exercise price of $.75 per share and are exercisable for a period of five years. The options and warrants have no value based on SFAS 123.


(3)  Debentures
     ----------

          7% convertible debenture payable over three
          years in equal installments. Convertible into
          common shares of the Company at any time
          derived by dividing the remaining face amount
          of the debenture by the then current market
          value of trading shares.                               $398,611

          Less current portion                                    136,667
                                                                 --------

                                                                 $261,944
                                                                 ========


(4)  Commitments
     -----------

     Employment Agreements
     ---------------------

          The Company has entered into five-year employment agreements with its Chief Executive Officer and Chief Financial Officer requiring aggregate annual salaries of $300,000 beginning in August, 2000. At December 31, 2000, not all amounts owed under the agreement have been paid and $83,500 has been included in the accompanying consolidated balance sheet as an accrued expense. The Company has also entered into a five-year employment agreement with its President requiring an annual salary of $150,000 beginning in October, 2000.

(5)  Shareholder Loans and Related Party Transactions
     ------------------------------------------------

          Shareholder loans represent non-interest bearing advances, due on demand, from three Rothbart shareholders that are used primarily for working capital needs. During December, 2000, Rothbart made payments to one of these shareholders for accounting and management services of $6,561. This amount is included in general and administrative expenses in the accompanying consolidated statement of operations.

(6)  Income Taxes
     ------------

          The income tax benefit is a result of a net taxable loss of Rothbart, a Canadian subsidiary, which files separate Canadian returns. The benefit is different from that which would be obtained by applying the statutory U.S. Federal income tax rate, primarily because of the difference between U.S. and Canadian tax rates and laws. No benefit has been recorded as a result of the loss of Pain, a U.S. taxpayer, because it is not assured that the loss will be utilized in future years. The Company has a net operating loss available of approximately $500,000 which expires in 2020.

(7)  Lease Obligations
     -----------------

          The Clinic leases its office space and certain office and clinical equipment under operating lease agreements that expire at varying times from 2001 through 2005. As more fully explained in note 11, the lease payments for the office space are included at 50% of the stated lease agreement.

        Future minimum lease payments under non-cancelable operating leases are as follows:


                      Year Ending December 31,
                      ------------------------

                                2001                         $ 62,739
                                2002                           66,912
                                2003                           38,171
                                2004                           33,171
                                2005                           28,171
                                                             --------

                                                             $229,164
                                                             ========

(8)  Furniture, Equipment and Leasehold Improvements
     -----------------------------------------------

     Furniture, equipment and leasehold improvements, stated at cost at December 31, 2000 consisted of:

          Furniture                                     $18,466
          Equipment                                      47,510
          Leasehold improvements                          6,519
                                                        -------

                                                         72,495
          Less accumulated depreciation                  37,367
                                                        -------

                                                        $35,128
                                                        =======

(9)  Acquisition and Subsequent Events
     ---------------------------------

          On December 1, 2000, the Company acquired 51% of the outstanding shares of Rothbart Pain Management Clinic, Inc. (Rothbart), which is incorporated in Ontario, Canada. PAIN purchased 51% of the outstanding stock of Rothbart from certain shareholders in exchange for $510,000 in a convertible debenture with an interest rate of 7% and convertible at the fair market value of outstanding shares at the time of conversion. The interest and principal on the convertible debenture will be paid over a three-year period in equal monthly installments after an initial payment of $100,000 was paid on December 1, 2000. The 51% shareholders of Rothbart may earn up to $510,000 in additional consideration based on the future earnings of Rothbart. The remaining 49% of the outstanding shares of Rothbart was acquired from Naomi Investments Limited (Naomi) on March 1, 2001 in exchange for $490,000 in a convertible debenture with an interest rate of 7% and a conversion feature equal to fair market value. The interest and principal on the convertible debenture will be paid over a three-year period in equal monthly installments. The Naomi shareholders may earn up to $490,000 in additional consideration based on the future earnings of Rothbart. Rothbart is one of the largest providers of pain management services in Canada with over 14 pain management physicians practicing in the center.

          On January 1, 2001, the Company closed a merger pursuant to a Merger Agreement with its wholly-owned subsidiary, PainCare Acquisition Company I, Inc. (PNAC I), and Advanced Orthopaedics of South Florida, Inc. (AOSF), a Florida corporation. The Merger Agreement provides for the merger of AOSF into PNAC I, a Florida corporation. In exchange for all of the capital stock of AOSF, the AOSF shareholders received 1,850,000 shares of common stock of the Company priced at $1.00 per share, $75,000 in cash and $1,200,000 in Convertible Debentures with an interest rate of 9% and a conversion feature at $2.00 per share. The principal and interest on the Convertible Debentures will be paid monthly over four years in equal installments. In addition, the former owner of AOSF may receive up to $1,050,000 in additional consideration based on the future earnings of AOSF. The physician owner of AOSF will receive a ten-year employment agreement with an annual salary of $300,000 per year for the first five years and $500,000 per year for the next five years, plus incentives based on AOSF earnings. AOSF is an orthopedic surgery, pain management and orthopedic rehabilitation center located in Lake Worth, Florida. The center is run by Merrill Reuter, M.D., a board certified orthopedic surgeon who specialized in minimally invasive spine surgery.

     Following are the summarized unaudited pro forma combined balance sheet and statements of operations for the year ended December 31, 2000, assuming the acquisitions had taken place at the beginning of the year for the statement of operations and at December 31, 2000 for the balance sheet. The unaudited pro forma results are not necessarily indicative of future earnings or earnings that would have been reported had the acquisitions been completed when assumed.

                  Unaudited Pro Forma Condensed Balance Sheet
                               December 31, 2000

                                                                Historical              Pro forma
                                                                                       Adjustments              Proforma
                         Assets
                         ------
Current assets:
   Cash (1)                                                      $ 110,611              $  535,279             $  645,890
   Accounts receivable(1)                                          204,145                 685,783                889,928
   Note receivable(1)                                                    -                 160,000                160,000
                                                                 ---------              ----------             ----------

      Total current assets                                         314,756               1,381,062              1,695,818

Furniture and equipment, net(1)                                     35,128                  82,633                117,761
Goodwill, net(2)                                                   317,982               2,236,281              3,554,263
Other Assets(1)                                                     11,536                 113,780                125,316
                                                                 ---------              ----------             ----------

            Total Assets                                         $ 679,402              $3,813,756             $4,493,158
                                                                 =========              ==========             ==========

Liabilities and Stockholders' Equity
Current liabilities:
   Accounts payable and accrued expenses(1)                      $ 373,974              $  136,665             $  510,639
   Current portion, note payable(1)                                 50,208                 126,974                177,182
   Current portion, convertible debenture(5)                       136,667                 596,666                733,333

      Total current liabilities                                    560,849                 860,305              1,421,154

Minority interest(3)                                               (10,117)                 10,117                      -
Convertible debenture, less current portion(5)                     261,944               1,093,334              1,355,278
                                                                 ---------              ----------             ----------

      Total liabilities                                            812,676               1,963,756              2,776,432
                                                                 ---------              ----------             ----------

Stockholders' Equity:
   Common stock(1)                                                   5,366                   1,850                  7,216

   Additional paid-in capital(1)                                   370,395               1,848,150              2,218,545
   Retained earnings (accumulated deficit)                        (494,351)                      -               (494,351)
   Cumulative translation adjustment                               (14,684)                      -                (14,684)
                                                                 ---------              ----------             ----------

      Total stockholder's equity                                  (133,274)              1,850,000              1,716,726
                                                                 ---------              ----------             ----------

            Total Liabilities and Stockholder's Equity           $ 679,402              $3,813,756             $4,493,158
                                                                 =========              ==========             ==========


             Unaudited Pro Forma Condensed Statement of Operations
                         Year ended December 31, 2000


                                                                                       Pro Forma
                                                            Historical                Adjustments               Pro Forma
                                                            ----------                -----------               ---------
Revenue(1)                                                  $  109,352                 $3,993,373               $4,102,725
Cost of patient revenue(1)                                      49,556                  2,473,413                2,522,969
                                                            ----------                 ----------               ----------

      Gross profit                                              59,796                          -                1,519,960

General and Administrative(1)                                  558,816                   (313,655)                 872,471
Amortization(2)                                                      -                    218,773                  218,773
                                                            ----------                 ----------               ----------

      Income (loss) before taxes                              (499,020)                   987,532                  488,512
Minority interest in loss(3)                                    10,117                    (10,117)                       -
Income taxes(4)                                                  5,448                    165,531                  166,881
                                                            ----------                 ----------               ----------

            Net income (loss)                               $ (494,351)                $  813,881               $  317,533
                                                            ==========                 ==========               ==========

Basic earnings (loss) per share                             $    (0.13)                $      .44               $      .05
                                                            ==========                 ==========               ==========

Weighted average shares outstanding - basic(5)               3,936,732                  1,850,000                5,786,732
                                                            ==========                 ==========               ==========

Diluted earnings (loss) per share                           $     (.13)                $      .30               $      .04
                                                            ==========                 ==========               ==========

Weighted average shares outstanding - diluted(5)             5,016,732                  2,650,000                7,606,732
                                                            ==========                 ==========               ==========

Footnotes to Unaudited Pro Forma Financial Statements
-----------------------------------------------------

          (1) The acquisition by PainCare of, Advanced Orthopaedics of South Florida, Inc. and Rothbart Pain Management Clinic, Inc. are assumed to have occurred on January 1, 2000 for the statement of operations and on December 31, 2000 for the balance sheet. All resulting entries and adjustments assume the use of the purchase method of accounting.

          (2)   Goodwill will be amortized over 15 years.

          (3)   PainCare's minority interest in Rothbart has been eliminated.

          (4) The provisions and benefits for income taxes do not assume any tax loss carryforward benefits.

          (5) Weighted average shares outstanding assume the common stock shares and convertible debentures issued by PainCare in the AOSF and Rothbart transactions were issued on January 1, 2000.

(10) Subsequent Events - Issuance of Shares
     --------------------------------------

          At December 31, 2000 there were 5,366,357 shares of common stock outstanding. Subsequent to that date, 1,850,000 shares of common stock were issued as consideration in the acquisition of Advanced Orthopedics of South Florida, Inc.

(11) Commitments and Contingencies
     -----------------------------

     In December 1996, the Clinic negotiated with the property managers of their leased office space for reduced base rent in the amount of 50% of that which is stated in the lease. This concession was contingent upon receiving approval from the property owners that has not yet been received. Management began submitting lease payments at the reduced rate, beginning in December 1996. For the year ended December 31, 2000, this resulted in lease payments lower than stipulated in the original lease. At December 31, 2000, the Clinic has a total of $139,958 of unpaid lease payments as called for in the original lease. Management is of the opinion that the agreement with the property managers will ultimately be approved by the property owners and, if any additional payments are necessary, they will not have a material adverse effect on the Clinic's financial position or results of operations.

(12) Recent Accounting Pronouncements.
     ---------------------------------

     In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." SAB 101 summarizes the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company adopted SAB 101 in the fourth quarter of fiscal 2000. The adoption of SAB 101 did not have a material effect on the Company's operations or financial position.

     In April 2000, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation," an interpretation for Certain Transactions Involving Stock Compensation, an interpretation of Accounting Principals Board ("APB") Opinion No. 25. Among Other issues, that interpretation clarifies the definition of employees for purposes of applying Opinion No. 25, the criteria for determining whether a plan qualifies as a non-compensatory plan, the accounting consequences of various modifications to the terms of a previously fixed stock option or award and the accounting for an exchange of stock compensation awards in a business combination. This interpretation is effective July 1, 2000, but certain conclusions in the interpretation cover specific events that occur after either December 15, 1998 or January 12, 2000. To the extent that this interpretation covers events occurring during the period after December 15, 1998, or January 12, 2000, but before the effective date of July 1, 2000, the effect of applying this interpretation is recognized on a prospective basis from July 1, 2000. The implementation of this interpretation does not have a material impact on the Company's financial statements.

     Statement of Accounting Standards ("SFAS") No. 133 "Accounting for Derivative Instruments and Hedging Activities" is required to be adopted in years beginning after June 15, 2000. The Company does not hold derivative instruments or engage in hedging activities. The Company implemented SFAS 133 beginning in the first quarter of its fiscal year ending December 31, 2001, with no effect on its financial position, results of operations or cash flows.

     In June 2001, the FASB issued SFAS No. 141 "Business Combinations." This Statement addresses financial accounting and reporting for business combinations and supercedes APB Opinion No. 16. Business Combinations and SFAS No. 38, "Accounting for Proacquisition Contingencies of Purchased Enterprises." All business combinations in the scope of this Statement are to be accounted for using one method, the purchase method. The provisions of this Statement apply to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001 or later. Adoption of this Statement is not expected to have a significant impact on the financial position or results of operations of the Company.

     In June 2001, the FASB issued SFAS No. 142 "Goodwill and Other Intangible Assets." This Statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supercedes APB Opinion No. 17 "Intangible Assets." It addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This Statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements.

                 ADVANCED ORTHOPAEDICS OF SOUTH FLORIDA, INC.

                             Financial Statements

                          December 31, 2000 and 1999


                  (With Independent Auditors' Report Thereon)

                          Independent Auditors' Report
                          ----------------------------



The Board of Directors
Advanced Orthopaedics of South Florida, Inc.

We have audited the accompanying balance sheets of Advanced Orthopaedics of South Florida, Inc. as of December 31, 2000 and 1999 and the related statements of operations and retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Advanced Orthopaedics of South Florida, Inc. at December 31, 2000 and 1999 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.



                                         Parks, Tschopp, Whitcomb, and Orr, P.A.

September 5, 2001

                 ADVANCED ORTHOPAEDICS OF SOUTH FLORIDA, INC.

                                Balance Sheets

                          December 31, 2000 and 1999

                                    Assets
                                    ------

                                                                                       2000                      1999
                                                                              ----------------------     -------------------
Current assets:
  Cash                                                                        $          40,126          $       44,053
  Accounts receivable                                                                   733,940                 616,590
  Prepaid expenses                                                                        1,097                     657
  Due from shareholders                                                                 160,000                 161,504
                                                                              -----------------          --------------
         Total current assets                                                           935,163                 822,804
                                                                              -----------------          --------------
Furniture, equipment and leasehold improvements, net (note 2)                            82,212                 127,614
                                                                              -----------------          --------------
         Total assets                                                         $       1,017,375          $      950,418
                                                                              =================          ==============


                              Liabilities and Stockholders' Equity
                              ------------------------------------
Current liabilities:
  Accounts payable and accrued expenses                                       $         135,367          $      132,812
  Current installments of long-term debt (note 3)                                        50,000                  50,000
  Income taxes payable                                                                        -                  10,260
  Deferred income taxes                                                                 252,000                 227,000
                                                                              -----------------          --------------
                                                                                        437,367                 420,072

Long-term debt, less current installments (note 3)                                       83,333                 133,303
                                                                              -----------------          --------------
         Total liabilities                                                              520,700                 553,375
                                                                              -----------------          --------------


Commitments and contingencies (notes 4 and 7)

Stockholders' equity:
  Common stock, no par value, unlimited shares authorized,
   100 shares issued and outstanding                                                    104,844                 104,844
  Retained earnings                                                                     496,131                 396,499
  Treasury stock                                                                       (104,300)               (104,300)
                                                                              -----------------          --------------
         Total stockholders' equity                                                     496,675                 397,043
                                                                              -----------------          --------------

         Total liability and stockholders' equity                             $       1,017,375          $      950,418
                                                                              =================          ==============

See accompanying notes to financial statements.

                 ADVANCED ORTHOPAEDICS OF SOUTH FLORIDA, INC.

                Statements of Operations and Retained Earnings

                    Years ended December 31, 2000 and 1999



                                                  2000            1999
                                               -----------     -----------

Patient revenue                                $ 2,965,645     $ 2,701,201

Cost of patient revenue                          1,872,955       1,898,618
                                               -----------     -----------

             Gross profit                        1,092,690         802,583

General and administrative expenses             (1,121,710)       (811,602)
                                               -----------     -----------
     Operating income (loss)                       (29,020)         (9,019)
Other income (expense):
     Rental income                                 166,482         180,331
     Interest income                                   994              41
     Interest expense                              (13,824)        (18,555)
                                               -----------     -----------
             Income before income taxes             95,612         143,779

Provision for income taxes (note 6)                 25,000          57,260
                                               -----------     -----------

             Net income                             70,612          96,538

Retained earnings at beginning of year             396,499         299,961
                                               -----------     -----------

Retained earnings at end of year               $   467,111     $   396,499
                                               ===========     ===========

See accompanying notes to financial statements.

                 ADVANCED ORTHOPAEDICS OF SOUTH FLORIDA, INC.

                           Statements of Cash Flows

                    Years Ended December 31, 2000 and 1999


                                                                                        2000                1999
                                                                                     ----------          ----------
Cash flows from operating activities:
  Net income                                                                         $   99,632          $   96,538
  Adjustments to reconcile net income to net cash
   provided by operating activities:
      Depreciation                                                                       49,637              74,049
      Deferred income taxes                                                              25,000              47,000
      Changes in assets and liabilities:
         Accounts receivable                                                           (117,350)           (123,559)
         Other                                                                             (440)                343
         Accounts payable and accrued expenses                                            2,555               5,743
         Income taxes payable                                                           (10,260)             10,260
                                                                                     ----------          ----------

                      Net cash provided by operating activities                          48,774             110,374
                                                                                     ----------          ----------

Cash flows from financing activities:
  Principal payments on long-term debt                                                  (49,970)            (50,000)
  Advances to shareholder                                                                 1,504                   -
                                                                                     ----------          ----------
                      Net cash used in financing activities                             (48,466)            (50,000)
                                                                                     ----------          ----------

Cash flow from investing activities:
  Acquisition of equipment                                                               (4,235)            (22,344)
                                                                                     ----------          ----------
                      Net cash used in investing activities                              (4,235)            (22,344)
                                                                                     ----------          ----------

                 Net change in cash                                                      (3,927)             38,030

Cash at beginning of year                                                                44,053               6,023
                                                                                     ----------          ----------

Cash at end of year                                                                  $   40,126          $   44,053
                                                                                     ==========          ==========

Supplemental disclosures of cash flow information:

  Cash paid for interest                                                             $   13,824          $    5,189
                                                                                     ==========          ==========

  Cash paid for Income taxes                                                         $   10,260          $        -
                                                                                     ==========          ==========

See accompanying notes to financial statements.

                 ADVANCED ORTHOPAEDICS OF SOUTH FLORIDA, INC.

                         Notes to Financial Statements

                           December 31, 2000 and 1999


(1)  Organization and Summary of Significant Accounting Policies
     -----------------------------------------------------------

     (a) Organization and Mission
         ------------------------

            Advanced Orthopaedics of South Florida, Inc. (Company) is a medical clinic specializing in minimally invasive orthopedic surgery located in Lake Worth, Florida. The Company's primary mission is to provide quality specialized treatment to the South Florida area.

     (b) Net Patient Service Revenue
         ---------------------------

            Patient service revenue is reported at the estimated net realizable amounts from patients, third-party payors and others for services rendered. The Company is a provider under the Medicare program and various other third-party payor arrangement which provide for payments to the Company at amounts different from its established rates. Provisions for estimated third-party payor settlements, if necessary, are provided in the period the related services are rendered.

     (c) Income Taxes
         ------------

            The Company uses the asset and liability method of accounting for income taxes as prescribed by SFAS 109. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     (d) Financial Instruments Fair Value, Concentration of Business and Credit
         ----------------------------------------------------------------------
         Risks
         -----

            The carrying amount reported in the balance sheet for cash, accounts receivable, accounts payable and accrued expenses approximates fair value because of the immediate or short-term maturity of these financial instruments. The carrying amount reported in the accompanying balance sheets for long-term debt approximates fair value because the actual interest rates do not significantly differ from current rates offered for instruments with similar characteristics. Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of patient accounts receivable which amount to approximately $620,000. The Company performs credit evaluations of its patients prior to rendering service and generally does not require collateral.

     (e)  Use of Estimates
          ----------------

               Management of the Company has made certain estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

     (f)  Cash Flows
          ----------

               For purposes of cash flows, cash and cash equivalents include cash on hand, cash on deposit (including interest bearing accounts) and short-term financial instruments with a maturity, from the date of purchase, of three months or less.

(2)  Property and Equipment
     ----------------------

               Property and equipment consist of the following at December 31:

                                                          2000           1999
                                                          ----           ----

     Furniture and equipment                            $268,086       $263,851
     Medical equipment                                   195,559        195,559
     Leasehold improvements                              161,087        161,087
                                                        --------       --------

                                                         624,732        620,497
     Less accumulated depreciation                       542,520        492,883
                                                        --------       --------

                                                        $ 82,212       $127,614
                                                        ========       ========

(3)  Long-Term Debt
     --------------

               Long-term debt consists of the following at December 31:

                                                                                   2000               1999
                                                                                   ----               ----
     Note payable to bank, secured by equipment and receivables. Due in monthly installments of $4,167 plus interest at 8.5% through
     August 2003.                                                              $133,333           $183,303


     Less current installments                                                   50,000             50,000
                                                                               --------           --------

                                                                               $ 83,333           $133,303
                                                                               ========           ========

(4)  Lease Commitments
     -----------------

               The Company leases office space under three operating leases which expire at different dates ranging from 2003 to 2007. One lease, which expires in 2007 and requires annual minimum lease payments of $91,200, was entered into by the Company with one other lessee. Both the Company and the other lessee are jointly and severally liable. The Company and the other lessee have been paying one-half of the lease payment each. The following schedule of minimum lease payments assumes 50% of the minimum lease payment. Should the other lessee default on its half of the payments, the Company would assume that payment and its minimum lease payments would increase by $45,600 yearly.

          Future minimum lease obligations payable by the Company, at December 31, are as follows:

                   Year ending December 31,
                   ------------------------

                             2001                                 $126,918
                             2002                                  131,569
                             2003                                   86,488
                             2004                                   87,473
                             2005                                   88,051
                          Thereafter                                88,867
                                                                  --------

                                                                  $609,366
                                                                  ========

          Also, the Company sub-leases office space to five unrelated parties. The leases are generally one year in duration and renewable for one year terms thereafter by agreement of both parties. At December 31, 2000, the minimum yearly lease payments receivable relating to these leases is $14,050.

(5)  Employee Benefit Plans
     ----------------------

          The Company participates in a profit sharing plan with salary reduction and thrift provisions covering substantially all of its employees. Participants may contribute up to 12 percent of their annual compensation. The Company is required to make a matching contribution equal to 50 percent of the participants' contributions. The Company may also make discretionary profit sharing contributions. The Company's contributions to this plan, including discretionary profit sharing contributions amounted to $28,300 and $59,700 in 2000 and 1999, respectively.

(6)  Income Taxes
     ------------

          The income tax provision for the years ended December 31, 2000 and 1999 consists of the following:

                                             Current                     Deferred               Total
                                             -------                     --------               -----
               2000:
                 Federal                    $      -                     $ 25,000              $ 25,000
                 State                             -                            -                     -
                                            --------                     --------              --------
                                            $      -                     $ 25,000              $ 25,000
                                            --------                     --------              --------

               1999:
                 Federal                    $ 10,260                     $ 43,100              $ 53,360
                 State                             -                        3,900                 3,900
                                            --------                     --------              --------
                                            $ 10,260                     $ 47,000              $ 57,260
                                            ========                     ========              ========

          The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31, 2000 and 1999 are presented below:

                                                                                2000                      1999
                                                                                ----                      ----
     Deferred tax assets:
          Accounts payable and accrued expenses,
             principally due to use of accrual basis for financial
             reporting and cash basis for tax reporting                      $    3,000                $    7,000

     Deferred tax liabilities:
         Amounts arising primarily due to use of accrual basis for
             financial reporting and cash basis for tax reporting:
                    Patient accounts receivable                                (255,000)                 (234,000)
                                                                             ----------                ----------

                        Total net deferred tax liabilities                   $ (252,000)               $ (227,000)
                                                                             ==========                ==========

(7)  Medical Malpractice Claims
     --------------------------

          The Company is subject to claims and legal actions primarily as a result of medical malpractice matters which arise in the ordinary course of business. The Company maintains malpractice insurance to protect against such claims or legal actions. A reserve for estimated claims payable by the Company as a result of malpractice and related legal actions has been reflected as a provision for professional liability claims in the accompanying balance sheet. This provision has been accrued based on estimates that incorporate the Company's past experience as well as other considerations including the nature of each claim or incident and relevant trend factors. Management believes the ultimate resolution of such matters will be adequately covered by the Company's insurance and/or recorded reserves and will not have a material adverse effect on its financial position or results of operations.

(8)  Due from Shareholders
     ---------------------

          Amounts due from shareholders of $160,000 and $161, 504 at December 31, 2000 and 1999 respectively, are non-interest bearing and due on demand.

(9)  Subsequent Events
     -----------------

          On January 1, 2001, the Company closed a merger pursuant to a Merger Agreement with its wholly-owned subsidiary, PainCare Acquisition Company I, Inc. (PNAC I), and Advanced Orthopaedics of South Florida, Inc. (AOSF), a Florida corporation. The Merger Agreement provides for the merger of AOSF into PNAC I, a Florida corporation. In exchange for all of the capital stock of AOSF, the AOSF shareholders received 1,850,000 shares of common stock of the Company priced at $1.00 per share, $75,000 in cash and $1,200,000 in Convertible Debentures with an interest rate of 9% and a conversion feature at $2.00 per share. The principal and interest on the Convertible Debentures will be paid monthly over four years in equal installments. In addition, the former owner of AOSF may receive up to $1,050,000 in additional consideration based on the future earnings of AOSF. The physician owner of AOSF will receive a ten-year employment agreement with an annual salary of $300,000 per year for the first five years and $500,000 per year for the next five years, plus incentives based on AOSF earnings. AOSF is an orthopedic surgery, pain management and orthopedic rehabilitation center located in

     Lake Worth, Florida. The center is run by Merrill Reuter, M.D., a board certified orthopedic surgeon who specialized in minimally invasive spine surgery

                     ROTHBART PAIN MANAGEMENT CLINIC, INC.

                             Financial Statements

                           January 31, 2000 and 1999

                  (With Independent Auditors' Report Thereon)

                         Independent Auditors' Report
                         ----------------------------

The Board of Directors
Rothbart Pain Management Clinic, Inc.

We have audited the accompanying balance sheets of Rothbart Pain Management Clinic, Inc. as of January 31, 2000 and 1999 and the related statements of operations and retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Clinic's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rothbart Pain Management Clinic, Inc. at January 31, 2000 and 1999 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.


                                         Parks, Tschopp, Whitcomb, and Orr, P.A.

June 20, 2000

                     ROTHBART PAIN MANAGEMENT CLINIC, INC.

                                Balance Sheets

                           January 31, 2000 and 1999

                                    Assets
                                    ------

                                                                               2000                           1999
                                                                           ------------                   -------------
Current assets:
   Cash                                                                    $    109,653                   $    111,054
   Accounts receivable                                                          159,405                        228,905
   Refundable income taxes                                                       26,401                         13,115
   Prepaid expenses                                                              22,541                          4,698
                                                                           ------------                   -------------
          Total current assets                                                  318,000                        357,772
                                                                           ------------                   -------------

Furniture, equipment and leasehold improvements, net (note 5)                    35,329                         38,616
                                                                           ------------                   -------------
          Total assets                                                     $    353,329                   $    396,388
                                                                           ============                   =============

                                  Liabilities and Stockholders' Equity
Current liabilities:
   Accounts payable and accrued expenses                                   $    131,345                   $    122,681
   Current portion of long-term debt (note 2)                                     2,472                          1,989
   Payable to related parties (note 4)                                           39,699                         80,181
                                                                           ------------                   -------------
                                                                                173,516                        204,851

Long-term debt, less current portion (note 2)                                     3,572                          5,893
                                                                           ------------                   -------------
          Total liabilities                                                     177,088                        210,744
                                                                           ------------                   -------------

Commitments and contingencies (notes 3, 8 and 9)

Stockholders' equity:
   Common stock, no par value, unlimited shares authorized,
      100 shares issued and outstanding                                               7                              7
   Retained earnings                                                            181,851                        193,186
   Cumulative translation adjustments                                            (5,617)                        (7,549)
                                                                           ------------                   -------------
          Total stockholders' equity                                            176,241                        185,644
                                                                           ------------                   -------------

                                                                           $    353,329                   $    396,388
                                                                           ============                   =============

See accompanying notes to financial statements.

                     ROTHBART PAIN MANAGEMENT CLINIC, INC.

                Statements of Operations and Retained Earnings

                     Years ended January 31, 2000 and 1999

                                                                                  2000                     1999
                                                                          ------------------          -------------
Patient revenue                                                           $        1,364,231          $   1,463,952

Cost of patient revenue                                                              886,712                930,215
                                                                          ------------------          -------------
                 Gross profit                                                        477,519                533,737

General and administrative expenses (note 4)                                         492,335                478,694
                                                                          ------------------          -------------
                 Income (loss) before income taxes                                   (14,816)                55,043

Provision for income taxes (benefit) (note 6)                                         (3,481)                12,935
                                                                          ------------------          -------------
                 Net income (loss)                                                   (11,335)                42,108

Retained earnings at beginning of year                                               193,186                151,078
                                                                          ------------------          -------------
Retained earnings at end of year                                          $          181,851          $     193,186
                                                                          ==================          =============


See accompanying notes to financial statements.

                     ROTHBART PAIN MANAGEMENT CLINIC, INC.

                           Statements of Cash Flows

                     Years Ended January 31, 2000 and 1999


                                                                                       2000                       1999
                                                                                -------------             --------------
Cash flows from operating activities:
      Net income (loss)                                                         $     (11,335)            $       42,108
      Adjustments to reconcile net income to net cash
        provided by (used in) operating activities:
            Depreciation                                                                9,675                      8,133
            Cash provided by (used for) changes in:
               Accounts receivable                                                     69,500                    (58,050)
               Receivable income taxes                                                (13,286)                   (13,115)
               Prepaid expenses                                                       (17,843)                    (4,698)
               Accounts payable and accrued expenses                                    8,664                    (22,248)
               Income tax payable                                                           -                    (10,154)
               Related party                                                          (40,482)                    31,690
                                                                                -------------             --------------
                   Net cash provided by (used in) operating activities                  4,893                    (26,334)
                                                                                -------------             --------------

Cash flows from financing activities:
      Principal payments on long-term debt                                             (1,838)                      (314)
                                                                                -------------             --------------
Cash flow from investing activities:
      Acquisition of equipment                                                         (6,388)                   (21,978)
                                                                                -------------             --------------

Effect of exchange rate changes on cash                                                 1,932                        789
                                                                                -------------             --------------

                   Net decrease in cash                                                (1,401)                   (47,837)

Cash at beginning of year                                                             111,054                    158,891
                                                                                -------------             --------------

Cash at end of year                                                             $     109,653             $      111,054
                                                                                =============             ==============

Supplemental disclosures of cash flow information:

      Cash paid for interest                                                    $       2,104             $          603
                                                                                =============             ==============

      Cash paid for income taxes                                                $       9,340             $       35,828
                                                                                =============             ==============

See accompanying notes to financial statements

                     ROTHBART PAIN MANAGEMENT CLINIC, INC.

                         Notes to Financial Statements

                           January 31, 2000 and 1999



(1)  Organization and Summary of Significant Accounting Policies
     -----------------------------------------------------------

    (a) Organization and Mission
        ------------------------

        Rothbart Pain Management Clinic, Inc. (Clinic) is a pain management medical clinic located in Ontario, Canada. The Clinic's primary mission is to provide quality medical care to the chronically sick and injured.

    (b) Patient Revenue
        ---------------

        Patient revenue is reported at the estimated realizable amounts due primarily from the Canadian medical system. The Clinic also receives revenue from patients and third-party payors.

    (c) Foreign Currency Translation
        ----------------------------

        The accompanying financial statements have been translated from Canadian dollars to United States dollars. Assets and liabilities are translated at the exchange rate as of the balance sheet date. Revenues, costs and expense are translated at the average exchange rate for the period. Net exchange gains or losses resulting from the translation of foreign financial statements are accumulated and recorded directly in a separate component of stockholders' equity.

    (d) Financial Instruments Fair Value, Concentration of Business and
        ---------------------------------------------------------------
        Credit Risks
        ------------

        The carrying amount reported in the balance sheet for cash, accounts receivable, accounts payable and accrued expenses approximates fair value because of the immediate or short-term maturity of these financial instruments. Financial instruments which potentially subject the Clinic to concentrations of credit risk consist principally of patient accounts receivable which amount to approximately $159,405. The Clinic performs credit evaluations of its patients prior to rendering service and generally does not require collateral.

    (e) Use of Estimates
        ----------------

        Management of the Clinic has made certain estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

    (f) Cash Flows
        ----------

        For purposes of cash flows, cash and cash equivalents include cash on hand, cash on deposit (including interest bearing accounts) and short-term financial instruments with a maturity, from the date of purchase, of three months or less.

    (g) Income Taxes
        ------------

        The Clinic uses the asset and liability method of accounting for income taxes as prescribed by SFAS 109. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.


(2)  Long-Term Debt
     --------------

     Long-term debt at January 31, 2000 and 1999 consists of the following:

                                                                             2000              1999
                                                                        -------------      -----------
     Note payable to equipment finance company.  Payable in 36
   equal installments of $425 per month plus interest at 19.86%         $       6,044      $     7,882

     Less current installments                                                  2,472            1,989
                                                                               $3,572           $5,893
                                                                         ============      ===========


(3)  Lease Obligations
     -----------------

     The Clinic leases its office space and certain office and clinical equipment under operating lease agreements that expire at varying times from 2000 through 2004. As more fully explained in note 8, the lease payments for the office space are included at 50 percent of the stated lease agreement.

     Future minimum lease payments under non-cancelable operating leases are as follows:

                 Year Ending January 31,
                 ----------------------
                          2001                      $   59,222
                          2002                          62,739
                          2003                          66,912
                          2004                          33,171
                                                    ----------
                                                    $  222,044
                                                    ==========


(4)  Related Party Transactions
     --------------------------

     Related party payables of $39,699 and $80,181 at January 31, 2000 and 1999, respectively, represent non-interest bearing advances, due on demand, from the three shareholders that is used primarily for working capital needs. During the years ended January 31, 2000 and 1999, the

     Clinic made payments to one of the shareholders for accounting and management services of $129,000 and $104,000, respectively. These amounts are included in general and administrative expenses in the accompanying statements of operations and retained earnings.


(5)  Furniture, Equipment and Leasehold Improvements
     -----------------------------------------------

     Furniture, equipment and leasehold improvements, stated at cost at January 31, 2000 and 1999, consisted of:

                                             2000              1999
                                        ----------         ---------
     Furniture                          $   17,946         $  14,380
     Equipment                              32,501            25,792
     Leasehold improvements                  6,721             6,996
                                        ----------         ---------
                                            57,168            47,168
     Less accumulated depreciation          21,839             8,552
                                        ----------         ---------
                                        $   35,329         $  38,616
                                        ==========         =========

(6)  Income Taxes
     ------------

     The provision for income taxes consists entirely of current income taxes (benefit). The provision for income taxes is different from that which would be obtained by applying the statutory Federal income tax rate primarily because of the difference between U.S. and Canadian tax rates.

(7)  Comprehensive Income
     --------------------

     Statement of Financial Accounting Standards ("SFAS") No. 130, Reporting Comprehensive Income, establishes a standard for reporting and displaying comprehensive income and its components within the financial statements. Comprehensive income includes charges and credits to stockholders' equity that are not the result of transactions with shareholders. Comprehensive income is composed of two subsets - net income and other comprehensive income. Included in other comprehensive income for the Clinic are cumulative translation adjustments. These adjustments are accumulated within stockholders' equity. Cumulative translation adjustments are not adjusted for income taxes as they relate to indefinite investments in non-U.S. entities. Comprehensive income items totaled $1,932 for 2000 and $3,485 for 1999.

(8)  Subsequent Event
     ----------------

     In June, 2000, the shareholders of the Clinic reached an agreement in principal to sell all of their outstanding shares to a non-related party.

     On December 1, 2000,the Company acquired 51% of the outstanding shares of Rothbart Pain Management Clinic, Inc. (Rothbart), which is incorporated in Ontario, Canada. PAIN purchased 51% of the outstanding stock of Rothbart from certain shareholders in exchange for $510,000 in a convertible debenture with an interest rate of 7% and convertible at the fair market value of outstanding shares at the time of conversion. The interest and principal on the convertible debenture will be paid over a three-year period in equal monthly installments after an initial payment of $100,000 was paid on December 1, 2000. The 51% shareholders of Rothbart may earn up to $510,000 in additional consideration based on the future earnings of Rothbart. The remaining 49% of the outstanding shares of Rothbart was acquired from Naomi Investments Limited (Naomi) on March 1, 2001 in exchange for $490,000 in a convertible debenture with an interest rate of 7% and a conversion feature equal to fair market value. The interest and principal on the convertible debenture will be paid over a three-year period in equal monthly installments. The Naomi shareholders may earn up to $490,000 in additional consideration based on the future earnings of Rothbart. Rothbart is one of the largest providers of pain management services in Canada with over 14 pain management physicians practicing in the center.

(9)  Commitments and Contingencies
     -----------------------------

     In December, 1996, the Clinic negotiated with the property managers of their leased office space for reduced base rent in the amount of 50 percent of that which is stated in the lease. This concession was contingent upon receiving approval from the property owners that has not yet been received. Management began submitting lease payments at the reduced rate, beginning in December, 1996. For the years ended January 31, 2000 and 1999, this resulted in lease payments of $35,850 and $34,654, respectively, lower than stipulated in the original lease. At January 31, 2000, the Clinic has a total of $107,946 of unpaid lease payments as called for in the original lease. Management is of the opinion that the agreement with the property managers will ultimately be approved by the property owners and, if any additional payments are necessary, they will not have a material adverse effect on the clinic's financial position or results of operations.

                                PAINCARE, INC.

                  Condensed Consolidated Financial Statements

                              September 30, 2001
                                  (Unaudited)

                                PAINCARE, INC.

               Condensed Consolidated Balance Sheet (Unaudited)

                           As of September 30, 2001

                                                                                                  2001
                                                                                              ------------
                                    Assets
                                    ------

Current assets:
        Cash                                                                                  $   172,174
        Accounts receivable                                                                     1,190,376
        Prepaid expenses                                                                                -
        Shareholder note receivable                                                               196,361
                                                                                              -----------
               Total current assets                                                             1,558,911

Furniture and equipment, net                                                                      362,149
Goodwill, net                                                                                   3,183,496
Other assets                                                                                       74,383
                                                                                              -----------

               Total assets                                                                   $ 5,178,939
                                                                                              ===========

                     Liabilities and Stockholders' Equity
                     ------------------------------------
Liabilities:
        Accounts payable and accrued expenses                                                 $   556,471
        Current portion of convertible debentures                                                 766,610
        Interest payable                                                                           79,920
        Income taxes payable                                                                       41,801
        Current portion of long-term debt                                                         186,260
                                                                                              -----------
               Total current liabilities                                                        1,631,062

Convertible debentures                                                                            958,280
Notes payable, less current portion                                                                46,106
Minority interest                                                                                  25,972
                                                                                              -----------
               Total liabilities                                                                2,661,420
                                                                                              -----------

Stockholders equity:
        Common stock, $.001 par value.  Authorized 100,000,000 shares;
           issued and outstanding 7,555,357 share in 2001 and 3,976,857 in 2000                     7,555
        Preferred stock, $.001 par value.  Authorized 10,000,000 shares;
           issued and outstanding -0-shares                                                             -
        Additonal paid in capital                                                               2,517,706
        Retained earnings                                                                           6,942
        Cumulative translation adjustments                                                        (14,684)
                                                                                              -----------

               Total stockholders' equity                                                       2,517,519
                                                                                              -----------

               Total liabilities and stockholders' equity                                     $ 5,178,939
                                                                                              ===========

See accompanying notes to condensed consolidated financial statements.

                                PAINCARE, INC.
          Condensed Consolidated Statements of Operations (Unaudited)

                 Nine months ended September 30, 2001 and 2000

                                                                                    2001                2000
                                                                         --------------------------------------
Revenues                                                                         $ 3,440,242         $       -

Cost of patient revenue                                                              572,826                 -
                                                                         --------------------------------------

          Gross profit                                                             2,867,416                 -
                                                                         --------------------------------------

Costs and expenses:
          General and administrative                                               2,043,275           267,338
          Interest expense                                                           135,478                 -
          Amortization                                                               161,398                 -
                                                                         --------------------------------------

                       Income (loss) before minority interest                        527,265          (267,338)

Minority interest in gain                                                             25,972                 -
                                                                         --------------------------------------


                       Net income (loss)                                         $   501,293         $(267,338)
                                                                         ======================================

See accompanying notes to condensed consolidated financial statements.

                                PAINCARE, INC.

          Consolidated Statements of Stockholders' Equity (Unaudited)

                     Nine months ended September 30, 2001

                                                                   Additional    Retained Earnings   Cumulative            Total
                                               Common Stock         Paid in         (Accumulated     Translation       Stockholders'
                                           Shares       Amount      Capital           Deficit)       Adjustments          Equity
                                         ----------    --------    ----------   ------------------   -----------       -------------
Balances at December 31, 2000             5,366,357    $ 5,366     $   370,395     $(494,351)         $  (14,684)       $  (133,274)

Common stock issued for acquisition       2,100,000      2,100       2,097,900             -                   -          2,100,000

Common stock issued for cash                 79,000         79          39,421             -                   -             39,500

Common stock issued for services             10,000         10           9,990             -                   -             10,000

Net income                                        -          -               -       501,293                   -            501,293
                                          ---------    -------     -----------     ---------          ----------        -----------

Balances at September 30, 2001            7,555,357    $ 7,555     $ 2,517,706     $   6,942          $  (14,684)       $ 2,517,519
                                          =========    =======     ===========     =========          ==========        ===========

See accompanying notes to condensed consolidated financial statements

                                PAINCARE, INC.

          Condensed Consolidated Statements of Cash Flows (Unaudited)

                 Nine Months ended September 30, 2001 and 2000

                                                                                            2001                 2000
                                                                                            ----                 ----
Cash flows from operating activities:
       Net income (loss)                                                                  $ 501,293           $ (267,338)
       Adjustments to reconcile net income (loss) to net cash
       used in operating activities:
         Depreciation and amortization                                                      205,298                    -
               Stock issued for service                                                      10,000               20,000
               Minority interest                                                             25,972                    -
               Cumulative translation adjustments                                           (14,684)                   -
               Change in operating assets and liabilities:
                   Accounts receivable                                                     (986,231)                   -
                   Shareholder note receivable                                             (196,361)                   -
                   Prepaid expenses                                                               -               37,500
                   Other assets                                                             (74,383)              (1,972)
                   Minority interest                                                         36,089                    -
                   Accounts payable                                                         165,866                    -
                   Interest payable                                                          79,920                    -
                   Income taxes payable                                                      41,801                    -
                                                                                          -------------------------------

                           Net cash used in operating activities                           (205,420)            (161,144)
                                                                                          -------------------------------

Cash flows from investing activities:
       Payment of debentures                                                               (406,663)                   -
       Acquisition of Advanced Orthopaedics                                                 451,988                    -
       Shareholder loans                                                                    (50,208)
                                                                                          -------------------------------

                           Net cash used in investing activities                             (4,883)                   -
                                                                                          -------------------------------

Cash flows from financing activities:
       Proceeds from issuance of common stock                                                39,500              351,806
       Stock issuance cost                                                                        -              (51,625)
       Notes Payable                                                                        232,366                    -
                                                                                          -------------------------------

                           Net cash provided by financing activities                        271,866              300,981
                                                                                          -------------------------------

                           Net increase in cash                                              61,563              139,037

Cash at beginning of period                                                                 110,611                    -
                                                                                          -------------------------------

Cash at end of period                                                                     $ 172,174           $  139,037
                                                                                          ===============================

Supplementary disclosure of cash flow information:
       Cash paid during the year for interest                                             $  39,757           $        -
                                                                                          ===============================

See accompanying notes to condensed consolidated financial statements.

                   Notes to Financial Statements (Unaudited)

                               September 30, 2001


1. Summary of Significant Accounting Policies
   ------------------------------------------

   (a) The Company
       -----------

       FloorNation, Inc., now known as PainCare, Inc. (the Company or PAIN), is a Florida corporation formed in December 1999 for the purpose of establishing a nationwide network of residential contract, commercial contract, and specialty retail floor covering business operations.

       On March 30, 2000, FloorNation, Inc. agreed to exchange shares with Wireless Marketing, Inc., a Nevada corporation. Accordingly, FloorNation, Inc., exchanged all outstanding shares of the Company's common stock for 12,650,000 shares of Wireless Marketing, Inc. stock in a business combination accounted for as a reverse acquisition. During the period Wireless Marketing, Inc. was in existence, prior to the reverse acquisition, its primary activity was to implement its business plan and raise equity capital. For accounting purposes, the reverse acquisition is reflected as if FloorNation, Inc. issued its stock for the net assets of Wireless Marketing, Inc. The net assets of Wireless Marketing, Inc. were not adjusted in connection with the reverse acquisition since they were monetary in nature. Coincident with the reverse acquisition, Wireless Marketing, Inc. changed its name to FloorNation, Inc.

       On July 31, 2000, the Company abandoned its plan for a nationwide network of floor covering operations and adopted a new business plan to establish a network of medical facilities throughout the United States and Canada focusing on orthopaedic care and pain management. Along with the change of business plan, the Company changed its name to PainCare, Inc. and received 10,273,143 shares of its common stock from some of its founding shareholders.

       On December 1, 2000, the Company acquired a 51% interest in Rothbart Pain Management Clinic, Inc. (Rothbart). On March 31, 2001 the Company acquired the remaining 49% interest in Rothbart. The consolidated balance sheet includes the accounts of Rothbart at September 30, 2001 and the consolidated statement of operations includes the accounts of Rothbart for the nine months until September 30, 2000, adjusted for a minority interest in the two months until March 1, 2001.

       On January 1, 2001, the Company closed a merger pursuant to a Merger Agreement with its wholly-owned subsidiary, PainCare Acquisition Company I, Inc. (PNAC I) and Advanced Orthopaedics of South Florida, Inc. (AOSF), a Florida corporation.

       On March 1, 2001, PainCare Management Services, Inc. ("PCMS"), a wholly owned subsidiary of the Company, entered into a lease agreement with MedX 96, Inc. (MedX), whereby MedX will supply rehabilitation equipment to PCMS in exchange for 15% of the net revenues at PCMS.

      On August 1, 2001, PainCare entered into an Asset Purchase Agreement with Perry Haney, M.D. to acquire certain assets used by Dr. Haney in his pain management practice in Aurora, Colorado. In addition, PainCare entered into a Business Management Agreement on August 31, 2001 with SpineOne, P.C. (SpineOne) and Colorado Muskuloskeletal Center, Inc. (CMCI). Both of these entities are owned by Dr. Haney.

(b)   Property and equipment
      ----------------------

      Property and equipment are recorded at cost and depreciated over the estimated useful lives of the assets which range from three to five years, using the straight-line method.

(c)  Income taxes
     ------------

     Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Changes in tax rates are recognized in the period that includes the enactment date.

(d)  Financial Instruments Fair Value, Concentration of Business and Credit
     ----------------------------------------------------------------------
     Risks
     -----

     The carrying amount reported in the balance sheet for cash and accounts payable approximates fair value because of the immediate or short-term maturity of these financial instruments.

(e)  Use of Estimates
     ----------------

     Management of the Company has made certain estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(f)  Cash Flows
     ----------

     For purposes of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

(g)  Preferred Stock
     ---------------

     The Board of Directors is expressly authorized at any time to provide for the issuance of shares of Preferred Stock in one or more series, with such voting powers, full or limited, but not to exceed one vote per share, or without voting powers, and with such designations, preferences and relative participating, optional or other special rights and qualifications, limitations or restrictions, as shall be fixed and determined in the resolution or resolutions providing for the issuance thereof adopted by the Board of Directors. As of December 31, 2000, no shares have been issued.

     (h)  Goodwill
          --------

          Goodwill represents the excess of cost over the net assets of the acquired companies and is being amortized on a straight line basis over fifteen years.

          In June 2001, FASB issued Statement of Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets." This Statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supercedes Accounting Principals Board ("APB") Opinion No. 17 Intangible Assets. It addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This Statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements.

(2)  Stock Options and Warrants
     --------------------------

     The Company's Board of Directors has adopted a Stock Option Plan (the Plan) which authorizes the issuance of options to acquire up to 5,000,000 shares of the Company's common stock. Options granted under the Plan have exercise prices not less than the fair market value of the underlying stock at the date of grant as determined by the Company's Board of Directors. The number of shares, terms and exercise period of options and warrants granted under the Plan are determined by the Company's Board of Directors on a case-by-case basis. The Company has granted 1,575,000 options of common stock in connection with the plan. Of the Options granted, 800,000 have an exercise price of $.05 per share and 775,000 have an exercise price of $1.00 share. All options are exercisable for five years. In addition, there are 225,000 warrants outstanding. The Warrants have an exercise price of $.75 per share and are exercisable for five years. The Options and warrants have no value based on SFAS 123.


(3)  Convertible Debentures
     ----------------------

          7% convertible debenture payable over three
          years in equal installments.  Convertible
          into common shares of the Company at any time
          derived by dividing the remaining face amount
          of the debenture by the then current market
          value of trading shares.                               $   779,181

          9% convertible debenture payable over four
          years in equal installments. Convertible into
          common shares of the Company at any time at
          $2.00 per share.                                       $   800,000

          10% convertible debenture payable in two years.
          Convertible into common shares of the Company
          at any time at $1.00 per share.                        $   145,709
                                                                 -----------

          Subtotal

          Less current portion                                     1,724,890

                                                                    (766,610)
                                                                 -----------

                                                                 $   958,280
                                                                 ===========

(4)  Long-Term Debt
     --------------

     Note payable to bank, secured by equipment and receivables of AOSF.
     Due in monthly installments of $4,167 plus interest at 8.5% Through August 2003.
                                                                  $    96,106

     Less current portion                                             (50,000)
                                                                  -----------

                                                                  $    46,106
                                                                  ===========
(5)  Commitments
     -----------

     Employment Agreements
     ---------------------

     The Company has entered into five-year employment agreements with its Chief Executive Officer and Chief Financial Officer requiring aggregate annual salaries of $300,000 beginning in August 2000. At September 30, 2001, not all amounts owed under the agreement have been paid and $129,113 has been included in the accompanying consolidated balance sheet as an accrued expense. The Company has also entered into a five-year employment agreement with its President requiring an annual salary of $150,000 beginning in October, 2000. The Company has also entered into a ten-year employment agreement with the President of AOSF on January 1, 2001 calling for an annual salary of $300,000 for the first five years and $500,000 each year thereafter. The Company has also entered into a five-year employment agreement with the CEO and President of its subsidiary, PainCare Management Services, Inc., requiring an annual salary of $60,000.

(6)  Shareholder Loans and Related Party Transactions
     ------------------------------------------------

     Shareholder loans represent non-interest bearing advances, due on demand, from three Rothbart shareholders that are used primarily for working capital needs. During the nine months ended September, 2001 Rothbart made payments to one of these shareholders for accounting and management services. This amount is included in general and administrative expenses in the accompanying consolidated statement of operations.

(7)  Lease Obligations
     -----------------

     Rothbart leases its office space and certain office and clinical equipment under operating lease agreements that expire at varying times from 2001 through 2004. As more fully explained in note 9, the lease payments for the office space are included at 50% of the stated lease agreement.

     AOSF leases its office space and certain office and clinical equipment under three operating leases which expire at different dates ranging from 2003 to 2007.

     PainCare leases its office space under an operating lease agreement that expires in 2002.

     Future minimum lease payments under non-cancelable operating leases are as follows:

        Year Ending December 31,
        ------------------------


              2001                                  $ 175,531
              2002                                    177,704
              2003                                    148,963
              2004                                    106,626
              2005                                     60,800
              Thereafter                              182,400
                                                    ---------

                                                    $ 852,024
                                                    =========

(8)  Furniture, Equipment and Leasehold Improvements
     -----------------------------------------------

     Furniture, equipment and leasehold improvements, stated at cost at September 30, 2001 consisted of:

          Furniture                                                 $ 391,718
          Equipment                                                   413,069
          Leasehold improvements                                      167,606
                                                                    ---------

                                                                      972,393
          Less accumulated depreciation                              (610,244)
                                                                    ---------

                                                                    $ 362,149
                                                                    =========

(9)  Acquisitions
     ------------


     On December 1, the Company acquired 51% of the outstanding shares of Rothbart Pain Management Clinic, Inc. (Rothbart), which is incorporated in Ontario, Canada. PAIN purchased 51% of the outstanding stock of Rothbart from certain shareholders in exchange for $510,000 in a convertible debenture with an interest rate of 7% and convertible at the fair market value of outstanding shares at the time of conversion. The interest and principal on the convertible debenture will be paid over a three-year period in equal monthly installments after an initial payment of $100,000 was paid on December 1, 2000. The 51% shareholders of Rothbart may earn up to $510,000 in additional consideration based on the future earnings of Rothbart. The remaining 49% of the outstanding shares of Rothbart was acquired from Naomi Investments Limited (Naomi) on March 1, 2001 in exchange for $490,000 in a convertible debenture with an interest rate of 7% and a conversion feature equal to fair market value. The interest and principal on the convertible debenture will be paid over a three-year period in equal monthly installments. The Naomi shareholders may earn up to $490,000 in additional consideration based on the future earnings of Rothbart. Rothbart is one of the largest providers of pain management services in Canada with over 14 pain management physicians practicing in the center.

     On January 1, 2001, the Company closed a merger pursuant to a Merger Agreement with its wholly-owned subsidiary, PainCare Acquisition Company I, Inc. (PNAC I), and Advanced Orthopaedics of South Florida, Inc. (AOSF), a Florida corporation. The Merger Agreement provides for the merger of AOSF into PNAC I, a Florida corporation. In exchange for all of the capital stock of AOSF, the AOSF shareholders will receive 1,850,000 shares of common stock of the Company priced at $1.00 per share, $75,000 in cash and $1,200,000 in Convertible Debentures with an interest rate of 9% and a conversion feature at $2.00 per share. The principal and interest on the Convertible Debentures will be paid monthly over four years in equal installments. In addition, the former owner of AOSF may receive up to $1,050,000 in additional consideration based on the future earnings of AOSF. The physician owner of AOSF will receive a ten-year employment agreement with an annual salary of $300,000 per year for the first five years and $500,000 per year for the next five years, plus incentives based on AOSF earnings. AOSF is an orthopedic surgery, pain management and orthopedic rehabilitation center located in Lake Worth, Florida. The center is run by Merrill Reuter, M.D., a board certified orthopedic surgeon who specialized in minimally invasive spine surgery.

     On August 31, 2001, PainCare entered into an Asset Purchase Agreement with Perry Haney, M.D. to acquire certain assets used by Dr. Haney in his pain management practice in Aurora, Colorado. As consideration for the assets, Dr. Haney received 250,000 shares of PainCare common stock. In addition, PainCare entered into a Business Management Agreement on August 31, 2001 with SpineOne, P.C. (SpineOne), a Colorado professional corporation, and Colorado Musculoskeletal Center, Inc. (CMCI), a Colorado business corporation. (collectively the "Practice"). Both of these entities are owned by Dr. Haney. For an initial period of five years, with automatic renewals of four successive five year periods thereafter, PainCare shall provide the Practice with various business, administrative and management services. PainCare shall receive a management fee of $125,000 per month and pay various center and practice non-professional expenses.

(10) Tax Loss Carryforward
     ----------------------

     The Company has not recorded any provision for income taxes for the nine-month period ending September 30, 2001 as the Company currently has a tax loss carryforward of approximately $500,000.

(11) Commitments and Contingencies
     -----------------------------

     In December, 1996, the Clinic negotiated with the property managers of their leased office space for reduced base rent in the amount of 50% of that which is stated in the lease. This concession was contingent upon receiving approval from the property owners that has not yet been received. Management began submitting lease payments at the reduced rate, beginning in December, 1996. For the six months ended June 30, 2001, this resulted in lease payments lower than stipulated in the original lease. At June 30, 2001, the Clinic has a total of $167,454 of unpaid lease payments as called for in the original lease. Management is of the opinion that the agreement with the property managers will ultimately be approved by the property owners and, if any additional payments are necessary, they will not have a material adverse effect on the Clinic's financial position or results of operations.

(12) Recent Accounting Pronouncements
     --------------------------------

     In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." SAB 101 summarizes the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company adopted SAB 101 in the fourth quarter of fiscal 2000. The adoption of SAB 101 did not have a material effect on the Company's operations or financial position.

     In April 2000, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation", an interpretation for Certain Transactions Involving Stock Compensation, an interpretation of Accounting Principals Board ("APB") Opinion No. 25. Among Other issues, that interpretation clarifies the definition of employees for purposes of applying Opinion No. 25, the criteria for determining whether a plan qualifies as a non-compensatory plan, the accounting consequences of various modifications to the terms of a previously fixed stock option or award and the accounting for an exchange of stock compensation awards in a business combination. This interpretation is effective July 1, 2000, but certain conclusions in the interpretation cover specific events that occur after either December 15, 1998 or January 12, 2000. To the extent that this interpretation covers events occurring during the period after December 15, 1998, or January 12, 2000, but before the effective date of July 1, 2000, the effect of applying this interpretation is recognized on a prospective basis from July 1, 2000. The implementation of this interpretation does not have a material impact on the Company's financial statements.

     Statement of Accounting Standards ("SFAS") No. 133 "Accounting for Derivative Instruments and Hedging Activities" is required to be adopted in years beginning after June 15, 2000. The Company does not hold derivative instruments or engage in hedging activities. The Company implemented SFAS 133 beginning in the first quarter of its fiscal year ending December 31, 2001, with no effect on its financial position, results of operations or cash flows.

     In June 2001, the FASB issued SFAS No. 141 "Business Combinations." This Statement addresses financial accounting and reporting for business combinations and supercedes APB Opinion No. 16. Business Combinations and SFAS No. 38, "Accounting for Proacquisition Contingencies of Purchased Enterprises." All business combinations in the scope of this Statement are to be accounted for using one method, the purchase method. The provisions of this Statement apply to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001 or later. Adoption of this Statement is not expected to have a significant impact on the financial position or results of operations of the Company.

     In June 2001, the FASB issued SFAS No. 142 "Goodwill and Other Intangible Assets." This Statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supercedes APB Opinion No. 17 "Intangible Assets." It addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This Statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements.

(13) Comprehensive Income
     --------------------

     SFAS No. 130, "Reporting Comprehensive Income," establishes a standard for reporting and displaying comprehensive income and its components within the financial statements. Comprehensive income includes charges and credits to stockholders' equity that are not the result of transactions with shareholders. Comprehensive income is composed of two subsets - net income and other comprehensive income. Included in other comprehensive income for the Clinic are cumulative translation adjustments. These adjustments are accumulated within stockholders' equity. Cumulative translation adjustments are not adjusted for income taxes as they relate to indefinite investments in non-U.S. entities. Comprehensive income (loss) was $(14,684) for the nine moths ended September 30, 2001 and $0 for nine months ended September 30, 2000.

PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Sections 33-770 through 33-779 of the Connecticut Business Corporation Act (the "CBCA") authorize a court to award, or a corporation's board of directors to grant, indemnification to directors and officers on terms sufficiently broad to permit indemnification under certain circumstances for the registrant's bylaws, as amended, provides for indemnification of the registrant's directors, officers, employees and agents to the maximum extent permitted by Connecticut law.

The CBCA authorizes a corporation to eliminate or limit a director's personal liability to the corporation or its shareholders for monetary damages for conduct as a director, except in certain circumstances involving acts or omissions, intentional misconduct by a director or knowing violations of law by a director or distributions illegal under Connecticut law, or any transaction form which the director will personally receive a benefit in money, property or services to which the director is not legally entitled. Article 11 of the registrant's restated articles of incorporation contains provisions implementing, to the fullest extent permitted by Connecticut law, such limitations on a director's liability to the registrant and its shareholders.

Officers and directors of the registrant are covered by insurance (with certain exceptions and certain limitations) that indemnifies them against losses and liabilities arising from certain alleged "wrongful acts," including alleged errors or misstatements, or certain other alleged wrongful acts or omissions constituting neglect or breach of duty.

The above discussion of the CBCA and the registrant's bylaws and articles of incorporation is not intended to be exhaustive and is qualified in its entirety by reference to such statute, the bylaws and the articles of incorporation.

     Section 11 of the registrant's bylaws provides as follows:

                         SECTION 11.  INDEMNIFICATION

     11.  Indemnification and Reimbursement.

          The Corporation shall be bound by and comply with the provisions of
Section 33-320a of the State Corporation Act pertaining to the indemnification of the persons identified therein. The Corporation may, in the discretion of the Board of Directors, procure insurance providing greater indemnification to any of such persons, and may, in the discretion of the Board of Directors, pay all or part of the premium cost of such insurance.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits

     Reference is made to the Exhibit Index on Page II-3.

ITEM 22. UNDERTAKINGS

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended (the "Securities Act"), each filing of the registrant's annual report pursuant to
Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act), that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Danbury, State of Connecticut, on the 4th day of January, 2002.

                            HELPMATE ROBOTICS, INC.

                       By:  /s/ Joseph F. Engelberger
                       ------------------------------
                                Joseph F. Engelberger
                                President, Chief Executive
                                Officer and Sole Director

INDEX TO EXHIBITS

NO.  DESCRIPTION OF EXHIBIT


3.01* Amended and Restated Certificate of Incorporation of Registrant as filed on December 28, 1995 (Incorporated by reference to Form SB2 No.33-99348 filed January 31, 1996, Exhibit No. 3.02)
3.02* Form of By-Laws of the Registrant, as amended (Incorporated by reference to Form SB2 No, 33-99348 filed January 31, 1996, Exhibit No.3.03)
3.03** Amendment to the Certificate of Incorporation as filed on April 16, 1998 (Incorporated by reference to Form DEF14A, filed March 17, 1998.
'D'4.1    2000 Stock Option Plan of PainCare, Inc.
'D'4.2    2001 Stock Option Plan of PainCare, Inc.
'D' 5.1   Opinion of Reid and Riege, P.C.
'D' 10.01 Agreement and Plan of Reorganization By and Among Helpmate Robotics,
          Inc., HelpMate Robotics Subsidiary, Inc. and PainCare, Inc.
10.44*    Directors and Officers Liability Insurance Policy.
10.71*    1984 Nonqualified Stock Option Plan dated September 21, 1984
10.72*    1988 Nonqualified Stock Option Plan dated October 27, 1988
10.73** Form of Amended and Restated 1995 Stock Option Plan. (Incorporated by reference to Annex 1 attached to the Company's definitive proxy statement for the 1997 Annual Meeting of Stockholders)
23.1      Consent of Reid and Riege, P.C.
'D'23.2   Consent of Arthur Andersen LLP
'D'23.3   Consent of Parks, Tschopp, Whitcomb, and Orr, P.A.


'D'  File Herewith
* Incorporated by reference to Form SB2 Number 33-99348 filed January 31, 1996 under the same exhibit number as filed therein.

**   Incorporated by reference to Form DEF 14A filed December 17, 1999 under the same Exhibit number as filed therein.